Our Ref: SHR/07/14

March 6, 2007

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.


07021894

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/646
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

File No. 82-3443

Annex to Letter to the SEC
dated of March 6, 2007
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since November 20, 2006 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form SC1 Return of Allotments
   Date : November 30, 2006
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form SC1 Return of Allotments
   Date : December 29, 2006
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Notification of Board meeting declaring the final results and final dividend for the year ended December 31, 2006
   Date : January 8, 2007
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

4. Document : Form SC1 Return of Allotments
   Date : January 31, 2007
   Source of Requirement : Hong Kong Companies Ordinance

5. Document : Press Announcement in respect of Announcement of 2006 Final Results
   Date : February 8, 2007
   Source of Requirement : HKSE Listing Rules

6. Document : Press Announcement in respect of Publication of Audited Financial Statements and Auditors' Report for the year ended 31st December, 2006
   Date : February 21, 2007
   Source of Requirement : HKSE Listing Rules

7. Document : Form SC1 Return of Allotments
   Date : February 28, 2007
   Source of Requirement : Hong Kong Companies Ordinance

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
01	11	2006

至 To

日 DD	月 MM	年 YYYY
30	11	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	3,525,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	26,333,350.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,872,717,625.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-145,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$1,928,500.00
Ordinary	-200,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$2,480,000.00
Ordinary	-520,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$10,779,600.00
Ordinary	-545,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$11,145,250.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-1,410,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,410,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 11 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
01	12	2006

至 To

日 DD	月 MM	年 YYYY
29	12	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	2,637,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	21,219,150.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,875,355,125.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-60,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$744,000.00
Ordinary	-455,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$9,432,150.00
Ordinary	-540,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$11,043,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-1,055,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,055,000-	

簽署 Signed :

姓名 Name : CHAN Kay-cheung

董事 Director／~~秘書 Secretary~~ *

日期 Date : 29 / 12 / 2006
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Our Ref. SHR/07/02

8th January, 2007

By Fax 2248 6902 & By Hand
Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

Attn: Mr. John Lau
Assistant Vice President

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Thursday, 8th February, 2007 for the purpose of announcing the final results and declaring a final dividend for the year ended 31st December, 2006.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/634

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
02	01	2007

至 To

日 DD	月 MM	年 YYYY
31	01	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	2,212,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	17,621,700.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,877,567,625.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-20,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$266,000.00
Ordinary	-55,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$682,000.00
Ordinary	-390,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$8,084,700.00
Ordinary	-420,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$8,589,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-885,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-885,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 01 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	02	02	2007
至 To	27	02	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,462,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	11,170,650.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,879,030,125.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-55,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$731,500.00
Ordinary	-55,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$682,000.00
Ordinary	-155,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,213,150.00
Ordinary	-320,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$6,544,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-585,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-585,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 28 / 02 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

At the forthcoming Annual General Meeting, to be held on Thursday, 12th April, 2007, the Directors will propose a final dividend of HK$1.03 per share, which, together with the interim dividend of HK$0.43 per share paid in September 2006, will constitute a total dividend of HK$1.46 per share for the full year. This represents an increase of 15.9% over the total dividend of HK$1.26 per share for the year 2005. Shareholders whose names are on the Register of Members at the close of business on Friday, 16th March, 2007 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval to the listing of and permission to deal in the new shares. Details of the scrip dividend and the election form will be sent to shareholders on or about Friday, 16th March, 2007. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Friday, 13th April, 2007.

In 2006, the operating environment in Hong Kong continued to improve. Loan demand increased with the strong growth of the local economy and the strengthening labour market. Income from securities brokerage increased significantly, owing to the higher IPO and stock market activity. On the other hand, Hong Kong banks continue to experience very thin interest margins, due to high liquidity in the banking system and fierce competition. The overall asset quality of the Banks' portfolio remained healthy in 2006, as the worldwide and local economies continued to sustain the growth momentum.

The Bank is well positioned to take advantage of growth opportunities in 2007. The Bank is alert to the potential for slower economic growth in overseas markets, particularly in the United States. Nevertheless, loan demand and business opportunities are expected to increase over the coming year, as a result of the recent liberalisation of the rules governing the operation of foreign banks in Mainland China.

In 2006, BEA continued to grow and develop new business lines. Looking to the future, the Bank will continue to diversify by actively developing its wealth management business, including private banking and structured products, and other potential businesses to meet customers' needs. BEA will continue to leverage the market leading position of Tricor's corporate services and share registration business to develop new business opportunities. The bank will also actively promote Blue Cross insurance products and maintain its effective cross-selling initiatives. In addition to pursuing organic growth, the Bank will continue to identify potential opportunities for acquisitions and strategic alliances.

BEA's business in Mainland China continued to grow significantly in 2006. BEA obtained a preliminary approval from the China Banking Regulatory Commission for the establishment of a locally incorporated bank on the Mainland. Establishment of a local subsidiary paves the way for offering retail Renminbi banking services to individual Chinese citizens on the Mainland. In order to take full advantage of this new business opportunity, BEA will continue to expand its branch network and develop new products and services in China.

Outside Hong Kong and China, BEA will continue to develop its unique niche within the overseas Chinese communities in the United States, Canada, United Kingdom and South East Asia.

BEA has made good progress in enhancing its operating efficiencies in recent years. This process is ongoing, and during 2007 the Bank will identify opportunities for further efficiency improvement, including relocation of back-office operations to the Mainland and branch rationalisation. Further efficiency gains will be achieved by streamlining work practices in Hong Kong. BEA is among the pioneers in introducing work practices based on the new Basel II Capital Accord systems, and is well prepared for the implementation of Basel II in 2007. BEA will continue to invest to streamline systems, strengthen corporate governance and enhance risk management, with the aim of further raising the quality standard of its services.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 8th February, 2007

EXECUTIVE DIRECTORS' REPORT

Financial Review

Financial Performance

Hong Kong enjoyed robust economic growth in 2006, leading to a record in the number of persons employed and a sustained increase in private consumption expenditure.

Amidst this favourable economic environment, the BEA Group achieved a profit after tax of HK$3,486 million for the year ended 31st December, 2006, a growth of 25.1% as compared with 2005.

Despite continued competitive pressure on loan pricing, the Bank Group's net interest income increased by HK$1,105 million, or 29.4%, to HK$4,866 million. Non-interest income increased by HK$506 million, or 23.1%, when compared with 2005, mainly due to an increase in net fee and commission income and the net result from financial instruments designated at fair value through profit or loss. As a result, total operating income increased by 27.1% to HK$7,564 million.

Operating expenses increased by 16.0% over 2005 to HK$3,465 million, due to continuing expansion of the Group's activities. As a result of the significant increase in operating income, the cost to income ratio fell from 50.2% in 2005 to 45.8% in 2006.

Operating profit before impairment losses was HK$4,099 million, an increase of HK$1,135 million, or 38.3%, as compared with 2005.

Impairment losses on loans and advances increased by HK$102 million, or 72.3%, when compared with 2005, partly due to a decrease in impairment losses write back and bad debt recovered. There was a write back of impairment loss on bank premises of HK$28 million due to higher property values in 2006. In 2005, an impairment loss of HK$210 million was recognized on vacant bank premises. As a result, total impairment losses decreased by HK$190 million, or 46.4%.

Associates performed extremely well in 2006 and the share of profits less losses of associates increased by HK$148 million to HK$182 million.

After taking into account income taxes, profit after taxation was HK$3,486 million, an increase of 25.1% over the HK$2,786 million recorded the previous year. Profit attributable to equity holders of the Group was HK$3,435 million, an increase of 24.9%.

Financial Position

Total consolidated assets of the BEA Group were HK$294,202 million at the end of 2006, representing a rise of 23.2% from HK$238,799 million at the end of 2005. Advances to customers increased by 19.8% to HK$186,178 million.

Total deposits increased by 18.8% to HK$216,523 million, while customer deposits rose by 19.1% to HK$209,524 million. Demand deposits and current accounts increased by a combined HK$4,265 million to HK$15,130 million. Savings accounts increased by HK$8,147 million to HK$43,644 million. Time deposits at year end 2006 stood at HK$150,750 million, an increase of HK$21,217 million, or 16.4%, when compared with the balance at year-end 2005.

In February 2006, the Group redeemed a subordinated loan amounting to US$550 million. The Group issued a new subordinated loan of US$500 million in June 2006. As at 31st December, 2006, loan capital stood at HK$8,154 million, a decrease of 4.6%, when compared with the balance at year-end 2005. Total equity stood at HK$27,645 million, an increase of HK$3,240 million, or 13.3%, when compared with the balance at the end of 2005.

During 2006, BEA issued HKD floating rate certificates of deposit with a face value of HK$2,500 million, HKD fixed rate certificates of deposit with a face value of HK$500 million and USD zero coupon certificates of deposit with a face value of US$50 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$2,835 million equivalent upon maturity, and repurchased its own certificates of deposit amounting to HK$44 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 76.7% at the end of 2006, being 0.6% higher than the 76.1% reported at the end of 2005.

At the end of December 2006, the face value of the outstanding debt portfolio was HK$7,108 million, with the carrying amount equal to HK$6,998 million.

Maturity Profile of Debts Issued
As at 31st December, 2006
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2007	2008	2009	2011
Floating Rate						
Certificates of Deposit						
Issued in 2005	HKD	1,500		1,500		
Issued in 2006	HKD	2,500	2,000		500	
Fixed Rate						
Certificates of Deposit						
Issued in 2005	HKD	500		500		
Issued in 2006	HKD	500			500	
Issued in 2006	TWD	3,150	3,150			
Zero Coupon						
Certificates of Deposit						
Issued in 2006	USD	50				50
Discounted						
Certificates of Deposit						
Issued in 2002	USD	83	83			
Step Up						
Certificates of Deposit						
Issued in 2003	USD	41		41		
Total Debts issued in HKD equivalent		7,108	3,397	2,322	1,000	389

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of the Group.

The Group has established an enterprise-wide risk structure and set up a centralised risk management department to handle and monitor all major risks, including credit risk, market risk, liquidity risk and operational risk. The Group has also appointed a Chief Risk Officer to oversee this function, so as to further enhance the overall risk management capability of the Bank Group.

Operations Review

Improvement to Operations

Relocating Back-Office Operations to the Mainland

The Bank's back-office operating centre in Guangzhou, incorporated under the name of East Asia Electronic Data Processing (Guangzhou) Limited, has been running smoothly. With the business growth of the Bank, plans are being developed to expand the Centre in the forthcoming year.

Information Technology

New Accounting System

The Bank is implementing a new computer system for general ledger operations. The system was under test at the end of 2006, and will be ready for roll out in the first half of 2007.

Core Banking System

In December 2006, the second phase of the Core Banking System Implementation project, covering Deposit and Payment modules, had reached the final stage of testing. User training had commenced. A rollout command group has been established to manage all rollout tasks and the system is targeted for rollout in 2007. With the launch of the second phase of the project, the Bank is increasingly able to serve customers more efficiently and use its resources more effectively.

Customer Relationship Management System

BEA implemented a new email marketing system in 2006. This is closely integrated with the existing Customer Relationship Management platform. The new system provides a fast and cost-effective channel for the Bank to communicate with its customers in a personalised manner. It also enables the Bank to execute permission-based email marketing programmes, thereby delivering targeted information on the Bank's services to customers and raising the success rate of marketing campaigns.

Personal Banking

Branch Distribution

The Branch Rationalisation Programme continued during the year, with the opening of one new branch, the expansion of one branch, and the relocation of four branches to more prominent sites. At the end of January 2007, the total number of BEA branches in Hong Kong stood at 88.

To further enhance BEA's wealth management services, nine SupremeGold Centres were opened during the year, bringing the total number of SupremeGold Centres to 35 by the end of January 2007. The Bank plans to open another four SupremeGold Centres during 2007.

Following the easing of restrictions on Renminbi business early in the year, BEA launched a new product – Renminbi current accounts for individual customers – in March 2006. BEA customers are now able to make payment for consumer spending in Guangdong Province by personal cheque drawn on their BEA account, subject to a daily aggregate limit of Rmb80,000 per account.

Cyberbanking

During the past year, the Bank's Electronic Initial Public Offering ("eIPO") service was enhanced, creating a more efficient channel for applying for new shares via the Internet. The upgrade was very timely, being implemented before the major IPOs launched during the year. Cyberbanking's phone banking system was also upgraded.

The number of Cyberbanking customers continued to increase during the year. By the end of 2006, the Bank had over 342,000 registered Cyberbanking users. The average daily usage volume exceeded 168,000 transactions.

Corporate Cyberbanking also recorded steady growth. By the end of 2006, over 18,900 corporate customers had registered with BEA's Corporate Cyberbanking, an increase of 13% year on year.

Property Loans

Despite a host of positive economic fundamentals, the property market remained sluggish, and demand for residential mortgages contracted. As a result, competition for new mortgage business intensified during the year.

BEA responded in a number of innovative ways. The Bank pioneered a new product with the Hong Kong Mortgage Corporation ("HKMC"), launching the Mortgage Insurance Programme for Village Houses. This brought village houses under the Mortgage Insurance Programme for the first time.

The proportion of new mortgage loans priced on the basis of the Hong Kong interbank offered rate ("HIBOR") increased significantly in 2006. BEA introduced a number of HIBOR-based mortgage products to cater for the increasing market demand for such products.

The Bank also actively coordinated with various property developers to provide preferential mortgage plans for homebuyers. This helped to sustain BEA's market share in the face of a contraction in the volume of property transactions throughout the second half of 2006.

Consumer Loans

Consumer Finance Department

The Bank expanded its consumer loan business during the year, introducing new loan products and programmes targeted at specific market segments.

Two new personal loan centres were set up during 2006 to enhance the Bank's loan product delivery channel. At the same time, marketing of the Bank's personal instalment loan products was stepped up. As a result, new loans drawdown for this portfolio grew by 28%, as compared with the previous year.

Improvements were also made to the Bank's electronic delivery systems for personal loans. BEA deposit account holders can now apply for the loans via any BEA ATM in Hong Kong, as well as through Cyberbanking internet, mobile phone or PDA channels.

Credit Gain Finance

Credit Gain Finance Company Limited ("Credit Gain Finance") has been set up as a wholly owned subsidiary of BEA, specialising in sub-prime personal loans for the Hong Kong market. Registered under the Money Lenders Ordinance and holding a money lenders' licence, Credit Gain Finance commenced business in mid November 2006 with four branches in Wanchai, Mongkok, Kwun Tong and Tuen Mun.

Credit Gain Finance plans to establish more branches in 2007 in order to expand its business reach.

Credit Cards

A series of marketing programmes was launched during the past year to encourage regular card usage, emphasising the convenience of using BEA credit cards for everyday spending. Brand awareness campaigns positioned the BEA card as a premium value product, and emphasised development of a long-term banking relationship with cardholders.

A notable milestone was achieved during the past year, with BEA expanding its card business in Macau. BEA now handles acquiring business for VISA, MasterCard, China Unionpay, and JCB. This has enhanced the Bank's competitive position, creating new business opportunities in Macau's retail sector at a time of high growth, while also providing the Bank the ability to support existing Hong Kong retail clients who wish to expand their business to Macau.

The Bank launched two new card products during the past year, the Hong Kong University Alumni Association VISA Card and the "BEA Prepaid Card – <Jimmy Series>". BEA also launched the exclusive "Fly&Dine Club" to reinforce and extend the "Fly and Dine" platform of its Platinum Card.

In the year ahead, BEA is planning to offer new products based on advanced chip technology to improve both security and convenience, and promote card loyalty.

Corporate Banking

Corporate Banking Division

BEA maintained an active presence in the syndicated loan market in 2006 by underwriting and participating numerous financing projects. Major syndicated loan deals included HK$13,350 million for Henderson Land Development Company Limited; HK$12,000 million for Sun Hung Kai Properties Limited; HK$7,200 million for Champion REIT; HK$4,200 million for Shangri-la Asia Limited; HK$2,600 million for China Overseas Land & Investment Limited; and HK$4,162.5 million for Ocean Park Corporation.

On the commercial business side, loan demand in Hong Kong was stable, despite the trend for customers with business on the Mainland to look for borrowing opportunities on the Mainland. Loan quality improved. Good growth was recorded in equipment financing, along with the growth in manufacturing business. A new unsecured business loan product, the "Business Ready Cash" scheme, was launched with favourable market response. The product has further strengthened BEA's presence in the small to medium size business loan market segment.

BEA recorded satisfactory growth in its vehicle finance business and remained a key player in the taxi lending industry.

Thirteen IPO Receiving Bank projects were completed in 2006, compared to seven in 2005. One of these projects, the Industrial and Commercial Bank of China Limited IPO, broke the world record as the largest IPO to date, while other projects received substantial oversubscriptions. BEA's systems performed well under these demanding conditions.

BEA offered a total of 47 IPO issues through its retail channels, extending a total of HK$171.8 billion in stagging loans.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

BEA launched two new constituent funds under its Master Trust Scheme in December 2006, namely the BEA (MPF) Greater China Growth Fund and BEA (MPF) Japan Growth Fund, providing more choices to MPF scheme members.

BEA was ranked the second best MPF performer for the year ended 30th September, 2006 according to the MPF index compiled by Mercer Human Resource Consulting. In addition, the performance of six of the BEA MPF constituent funds were all ranked among the top 25% in their respective categories, according to the Hong Kong Investment Funds Association survey for the year ended 29th December, 2006.

Trust Services

Bank of East Asia (Trustees) Limited was appointed as trustee to the TaoHo Foundation in June 2006, which is a trust fund established for charitable purpose. Although Estate Duty was abolished in February 2006, the company still achieved more than 40% growth in revenue from its private trust business.

Wealth Management

Structured Products

BEA expanded its structured product business significantly during the past year. A total of 110 products were launched in Hong Kong and on the Mainland, three times the number launched in 2005. Many matured early, providing attractive returns to investors.

The buoyant equity market in Hong Kong not only boosted investment sentiment but also supported the issue of a record number of exotic equity linked deposits. Once available only to high net worth individuals, the Bank successfully launched the Callable Range Accrual Series and the Discounted Shares Accumulation Series to its full customer base.

The Bank also took the initiative to introduce principal protected equity linked investment products on the Mainland and a total of nine such products were launched during the year. BEA is a pioneer in this market, taking the lead to both educate investors and establish a strong presence. The Bank was also one of the first foreign banks to obtain a QDII (Qualified Domestic Institutional Investor) license, allowing it to sell overseas investments to local investors. Two tranches of qualified products were issued by the end of 2006.

During the past year, the Bank also upgraded its online equity linked deposit services for Cyberbanking customers.

BEA's leading position in structured products was recognised by The Asian Banker in its Excellence in Retail Financial Services Awards 2006, with BEA winning in the Best Deposit-Linked Product category.

Mutual Fund Business/Asset Management

The Bank launched two BEA branded mutual funds in 2006, the BEA Japan Growth Fund and the BEA Greater China Growth Fund. The former adopts a feeder fund approach, with the underlying fund managed by AXA Rosenberg Investment Management Asia Pacific Limited, whilst the latter is managed by East Asia Asset Management Company Limited ("EAAM"). Market response to both funds was encouraging. Overall, the Bank's investment fund business performed well, with growth of more than 300% in terms of gross sales; and 20% in terms of net fund assets under custody.

Assets managed by the Bank's investment subsidiary, EAAM continued to grow steadily in 2006, due to satisfactory investment performance and the addition of new accounts. Assets managed for the Group's Mandatory Provident Fund (MPF) and discretionary management business expanded by approximately 28% and 65%, respectively, during the period. Net fee and commission income grew by 21% and net profits increased by 28%.

To streamline the existing organisational structure and improve operational efficiency, the business and operations of EAAM were merged with its sister company, Asia Strategic Investment Management Limited. The reorganisation was completed at the end of 2006. EAAM is now the sole asset management entity of the Bank, responsible for management of the investment assets of retail, corporate, institutional and high net worth customers.

Bancassurance

During 2006, the Bank's life insurance business grew by 130%, as measured by the New Business Index. The Bank continues to meet the market demand by launching various new products. Products launched during the year included "3-Year Accumulator Savings Insurance", "QuickPay Whole Life Insurance" and "Education Savings Insurance", which are underwritten by Blue Cross (Asia-Pacific) Insurance Limited, a member of the Bank Group. A total of three tranches of the "3-Year Accumulator Savings Insurance" offering were launched as a result of overwhelming response from customers.

To drive the growth of the Bank's e-channel insurance business, a redesigned Bancassurance web page was premiered during the year. Customers can purchase travel insurance instantly through the site, and find out more about the Bank's entire Bancassurance range. The Bank also launched an insurance loyalty club, to promote repeat business.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross experienced growth in all lines of business, with general insurance premium income recording an increase of 12% year on year.

Blue Cross introduced a new premium travel insurance plan in 2006, TravelSafe Plus, offering enhanced benefits. To counter the impact of rising healthcare costs, Blue Cross adopted an adjusted pricing strategy for medical insurance. This helped the company maintain a healthy business portfolio and contributed to a steady growth in business.

In an award programme jointly organised by Hong Kong Brand Development Council and the Chinese Manufacturers' Association of Hong Kong to give recognition to outstanding brand names established by Hong Kong companies, Blue Cross was awarded the "HK Top Service Brand Awards – Emerging Service Brand". In 2006, Blue Cross also won the "Caring Company" recognition and for two consecutive years "The Most Popular Travel Insurance Company" awards.

Private Banking

The Bank re-launched BEA Private Banking in the fourth quarter of 2005, and the unit had its first full year of operation in 2006. The Bank was encouraged by the successful start of its private banking business. BEA Private Banking expands the Bank's customer profile and provides a new and stable source of fee income. The Bank is expecting its private banking unit to become a very significant part of the entire wealth management business.

In 2006, the buoyant markets rewarded investors handsomely. While maintaining a positive view, the unit will focus on assisting private banking clients to achieve a more balanced investment portfolio and returns in 2007.

Investment Banking and Services

East Asia Securities Company Limited – Securities Cybertrading

East Asia Securities continued to benefit from strong local market sentiment and investor confidence.

More customers are turning to East Asia Securities electronic trading systems. The number of Cybertrading accounts grew by 37% during the year. By the end of December, more than 57% of the company's securities clients had subscribed to the Cybertrading service. Currently, the volume of transactions executed via the Cybertrading system, expressed as a percentage of total turnover, accounts for some 51% of the number of trades and 32% of the gross transaction value.

East Asia Securities successfully launched the eIPO Service and enhanced its Mobile Phone Trading Service during the year. New services include a real-time stock quote service via mobile phones.

In view of the dramatic increase in market turnover and the subsequent increase in trading volume conducted through the Cybertrading system, East Asia Securities increased its trading capacity by acquiring three additional Throttle Rates in its Open Gateway from The Stock Exchange of Hong Kong in December 2006. East Asia Securities has plans to further upgrade its online trading system and expand its IVRS Trading System capacity in the first quarter of 2007, in order to cope with the expected continued growth in the number of Cybertrading accounts and trading volume.

East Asia Futures Limited – Futures Cybertrading

East Asia Futures, the wholly-owned futures and options broking arm of the Bank, also benefited from improved local market sentiment. In particular, trading in derivative products rose strongly. The introduction of Futures Cybertrading also played a role in attracting new customers.

The number of Futures Cybertrading accounts grew by 58% during the year, and, as of 31st December, 2006, more than 62% of the company's clients had subscribed to the service. Currently, the volume of transactions executed via the Futures Cybertrading system, expressed as a percentage of total turnover, accounts for some 48% of the number of trades and 40% of transaction value.

East Asia Futures plans to further increase the speed of order placement and introduce a stop loss function in 2007.

China Operations

In 2006, BEA expanded its operations to Qingdao, with the opening of a new branch in the city. In addition, the Bank expanded its operations in many existing centres with the opening of nine new sub-branches. These included: Dalian Huafu; Guangzhou Panyu and Huadu; Shenzhen BaoAn; Shanghai Xujiahui and Jing'an; Xiamen Jiahe; Xi'an South Gate; and Macau Horta e Costa. At present, BEA has a total of 31 outlets on the Mainland, including 12 branches, 14 sub-branches and 5 representative offices. The Bank also has 2 branches in Taiwan and 2 in Macau.

BEA has obtained initial approval from the China Banking Regulatory Commission ("CBRC") to open a full branch in Shenyang. Preparations are expected to be complete in the first quarter of 2007. Further expansion is planned for 2007, including but not limited to upgrading the existing representative offices into full branches and establishing more sub-branches on the Mainland and in Macau.

BEA continues to be a market leader on the Mainland. BEA was one of the first foreign banks granted QDII status by the CBRC; the first to obtain a foreign exchange quota to conduct QDII business; and one of the first accredited to provide Renminbi ("Rmb") fixed deposit services to local residents (minimum deposit of Rmb1 million).

Furthermore, BEA obtained a preliminary approval from the CBRC for the establishment of a locally incorporated bank on the Mainland, namely The Bank of East Asia (China) Limited ("BEA-China"). The establishment of BEA-China will enable the Bank to offer a full range of Rmb services to local residents, in addition to all existing business activities.

BEA's Greater China non-Hong Kong loan portfolio grew by 63% during the year, while net profit grew by 88%. BEA is confident that the business results in this market will continue to show strong growth, as full liberalisation of the banking sector on the Mainland becomes a reality.

Overseas Operations

BEA continued the implementation of its international expansion strategy during the year. In May, BEA completed its acquisition of National American Bancorp, San Francisco, California ("NABancorp"). NABancorp is the holding company of National American Bank ("NAB"), a commercial bank in San Francisco with three full-service branches serving the Greater San Francisco area. As part of the acquisition, NAB merged with the BEA Group's subsidiary, The Bank of East Asia (U.S.A.) N.A. ("BEA-USA"). BEA-USA now operates in New York, Greater Los Angeles and San Francisco. A new BEA-USA web site and Internet Banking were launched on 15th November, 2006.

In May, the Kuala Lumpur Marketing Office of Labuan Branch and Kuala Lumpur Representative Office were relocated to MNI Twin Towers. In December, the Singapore Branch of BEA signed an agreement for the purchase of a commercial building at 60 Robinson Road and the sale of its existing building, with the transaction targeted for completion by 2008. These initiatives will provide additional office space for the Bank's expansion plans in Singapore and Southeast Asia.

BEA's overseas business units recorded growth of 23% in the loan portfolio, despite heavy loan prepayments. Overseas business units achieved an increase of 8% in operating profit for the year ended 31st December, 2006.

Corporate Services

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings ("IPO") and share registration, payroll outsourcing and fund and trust administration.

Tricor recorded strong growth in profit for the year as a result of continued business expansion. Its fee revenue, which exceeded HK$600 million this year, made an important contribution to BEA Group's fee and commission income. Tricor's investor services practice has benefited from the buoyant IPO activity in the capital markets in Hong Kong during the past year. It provides share registration and other related investor services to over 50% of the companies listed in Hong Kong. The Hong Kong office has also experienced strong demand for its accounting and payroll outsourcing services and its company secretarial and corporate compliance work from both private and public entities. In addition, the overseas offices have operated well and made a meaningful contribution to Tricor's total revenue.

In January 2006, Tricor consolidated its Hong Kong offices into a single location at Three Pacific Place on Hong Kong Island. January 2006 also saw the welcome addition of Kuala Lumpur and Penang offices to Tricor's regional operation, underlining Tricor's leading position in the business. Further, Tricor acquired the business services practices of Ernst & Young in Beijing, Guangzhou, Shanghai and Shenzhen, enhancing its rapidly developing operations in the Mainland.

Tricor now employs 1,000 professional and support staff and provides services in 10 cities in the region. Its senior management comprises highly experienced accountants, chartered secretaries and lawyers who are leading professionals in the integrated business, corporate and investor services business.

Human Resources

The Bank of East Asia Group employees at the end of December 2006:

Hong Kong	4,803
Other Greater China	2,161
Overseas	761
Total	7,725

The Bank aims to provide a challenging and rewarding career for all its employees. In recent years, it has introduced a new grading structure to benchmark job positions, enhanced personnel policies and benchmarked its staff benefits offering against the market. An enhanced training programme, provided both in-house and outsourced, aims at empowering staff to perform effectively in their jobs under an increasingly competitive environment. Continuing professional training was provided for licensed intermediaries of related financial businesses to enhance their professional competence and integrity. To encourage a healthy lifestyle and team building, the Bank's Staff Sports and Recreation Club organized numerous social and sports activities.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2006.

David LI Kwok-po	**Joseph PANG Yuk-wing**	**CHAN Kay-cheung**
Chairman & Chief Executive	*Executive Director*	*Executive Director*

Hong Kong, 8th February, 2007

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

BEA

(b) *Impaired advances to customers*

	2006		2005	
	HK$'000	As a % of total loans and advances to customers	HK$'000	As a % of total loans and advances to customers
Gross impaired advances to customers	1,294,188	0.74	1,434,979	1.03
Individual impairment allowances	254,014		295,575	

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

There were no impaired advances to banks and other financial institutions as at 31st December, 2006 and 31st December, 2005, nor were there any individual impairment allowances made for them on these two dates.

(c) *Other Overdue and Rescheduled Assets*

	2006		2005	
	Accrued interest	Other assets*	Accrued interest	Other assets*
	HK$'000	HK$'000	HK$'000	HK$'000
Other assets overdue for				
– 6 months or less but over 3 months	841	-	1,551	-
– 1 year or less but over 6 months	1,863	2,065	853	-
– Over 1 year	2,228	17,507	844	19,294
	4,932	19,572	3,248	19,294
Rescheduled assets	-	-	-	-
Total other overdue and rescheduled assets	4,932	19,572	3,248	19,294

* Other assets refer to trade bills and receivables

(d) *Repossessed Assets*

	2006	2005
	HK$'000	HK$'000
Repossessed properties*	97,096	80,551
Repossessed vehicles and machines	290	1,142
Total repossessed assets	97,386	81,693

The amount represents the estimated market value of the repossessed assets as at 31st December.

* The balance included HK$27,689,000 (2005: HK$30,036,000) relating to properties that were contracted for sale but not yet completed.

H. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal financial services includes branch operations, personal internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

2006

	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group								
Net interest income	1,259,845	1,823,940	768,121	459	14,959	(1,689)	-	4,065,635
Other operating income from external customers	550,399	463,822	966,880	598,820	101,052	17,704	-	2,698,677
Inter-segment income	-	-	-	-	-	149,168	(149,168)	-
Operating income	2,810,244	2,287,762	1,735,001	599,279	116,011	165,183	(149,168)	7,564,312
Operating expenses	(1,342,398)	(844,678)	(338,701)	(359,794)	(159,783)	(220,906)	-	(3,465,260)
Inter-segment expenses	(321,253)	(15,584)	(5,832)	-	(1,006)	(5,493)	149,168	-
Operating profit before impairment losses	1,146,593	1,427,500	1,390,968	239,485	(44,778)	(60,816)	-	4,098,952
Impairment losses on loans and advances	(31,052)	(212,784)	1,588	(1,789)	189	-	-	(243,848)
Impairment losses on bank premises	-	-	-	-	-	27,681	-	27,681
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	24,560	12,972	-	-	-	-	37,532
Impairment losses on goodwill	-	-	-	-	(23,898)	-	-	(23,898)
Operating profit after impairment losses	1,115,541	1,239,276	1,405,528	237,696	(68,287)	(33,135)	-	3,896,619
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	45,981	-	1,493	(8,250)	-	41,324
Valuation gains on investment properties	-	-	-	-	137,777	-	-	137,777
Share of profits less losses of associates	1,822	31,061	98,744	-	51,964	(1,017)	-	182,574
Profit before taxation	1,117,363	1,270,337	1,554,253	237,696	122,947	(42,402)	-	4,260,194
Income tax	(209,755)	(233,070)	(273,735)	(44,693)	(13,323)	-	-	(774,576)
Profit after taxation	907,608	1,037,267	1,280,518	193,003	109,624	(42,402)	-	3,485,618
Attributable to Equity holders of the Group	907,608	1,037,267	1,280,515	140,469	111,054	(42,402)	-	3,434,511
Minority interests	-	-	3	52,534	(1,430)	-	-	51,107
Profit after taxation	907,608	1,037,267	1,280,518	193,003	109,624	(42,402)	-	3,485,618
Depreciation for the year	(112,438)	(57,638)	(22,259)	(14,619)	(7,297)	(85,431)	-	(299,674)
Segment assets	54,999,355	113,727,008	109,300,351	890,940	4,982,267	1,134,461	-	285,042,402
Investments in associates	42,885	513,925	168,044	-	351,049	835	-	1,076,738
Unallocated assets	-	-	-	-	-	8,083,177	-	8,083,177
Total assets	55,042,240	114,240,933	109,468,395	890,940	5,333,316	9,218,473	-	294,202,317
Segment liabilities	142,750,674	65,775,116	41,133,190	85,386	2,168,122	-	-	252,912,488
Unallocated liabilities	-	-	-	-	-	5,490,777	-	5,490,777
Loan capital	-	-	-	-	-	8,154,315	-	8,154,315
Total liabilities	142,750,674	65,775,116	41,133,190	85,386	2,168,122	13,645,092	-	266,557,580
Capital expenditure incurred during the year	76,343	167,049	151,904	84,438	5,826	176,785	-	621,017

2005 (Restated)

	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group								
Net interest income	1,558,508	1,457,495	748,033	111	4,519	(1,150)	-	3,760,258
Other operating income from external customers	423,893	204,778	923,121	479,330	90,975	21,291	-	2,182,788
Inter-segment income	-	-	-	-	-	125,431	(125,431)	-
Operating income	2,023,481	1,862,265	1,671,154	479,441	95,494	145,572	(125,431)	5,952,538
Operating expenses	(1,309,623)	(848,203)	(298,419)	(282,637)	(150,645)	(207,468)	-	(2,988,047)
Inter-segment expenses	(106,823)	(12,969)	(5,182)	-	-	(446)	125,431	-
Operating profit before impairment losses	535,975	1,001,083	1,368,147	196,766	(55,597)	(61,888)	-	2,984,491
Impairment losses on loans and advances	24,478	(168,519)	3,821	(5,449)	5,984	-	-	(141,485)
Impairment losses on bank premises	-	-	-	-	-	(218,140)	-	(218,140)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	(7,354)	(33,238)	-	(1,914)	385	-	(48,353)
Operating profit after impairment losses	560,453	805,216	1,337,933	191,317	(58,807)	(71,389)	-	2,577,473
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	6,354	-	591	365,471	-	372,416
Valuation gains on investment properties	-	-	-	-	234,221	-	-	234,221
Share of profits less losses of associates	769	33,588	3,125	-	(5,250)	1,500	-	33,731
Profit before taxation	561,222	838,804	1,347,412	191,317	170,746	95,342	-	3,212,843
Income tax	(77,519)	(111,411)	(185,983)	(26,465)	(25,484)	-	-	(426,862)
Profit after taxation	483,703	727,393	1,161,429	164,852	153,262	95,342	-	2,785,981
Attributable to Equity holders of the Group	483,703	727,393	1,161,429	126,866	153,992	95,342	-	2,748,725
Minority interests	-	-	-	37,986	(730)	-	-	37,256
Profit after taxation	483,703	727,393	1,161,429	164,852	153,262	95,342	-	2,785,981
Depreciation for the year	(52,343)	(47,308)	(19,953)	(20,829)	(4,297)	(74,553)	-	(258,563)
Segment assets	52,393,807	89,543,033	63,765,287	743,249	3,216,695	140,657	-	209,812,728
Investments in associates	38,313	346,355	75,266	-	306,794	1,852	-	768,580
Unallocated assets	-	-	-	-	-	7,418,174	-	7,418,174
Total assets	52,432,120	89,889,388	63,840,553	743,249	3,523,489	7,560,683	-	217,999,482
Segment liabilities	117,038,208	58,084,730	20,425,447	53,831	1,686,814	-	-	198,089,110
Unallocated liabilities	-	-	-	-	-	1,777,064	-	1,777,064
Loan capital	-	-	-	-	-	8,548,780	-	8,548,780
Total liabilities	117,038,208	58,084,730	20,425,447	53,831	1,686,814	10,325,844	-	214,394,954
Capital expenditure incurred during the year	101,932	119,183	161,709	43,846	12,681	195,388	-	654,743

The Group revised its internal transfer pricing process during the year. The comparative figures of segment reporting have been restated to reflect the new methodology.

I. OFF-BALANCE SHEET EXPOSURES

The following is a summary of each significant class of off-balance sheet exposures:

	2006	2005	Variance
	HK$'000	HK$'000	%
Contractual amounts of contingent liabilities and commitments			
– Direct credit substitutes	5,314,906	4,939,458	+7.6
– Transaction-related contingencies	740,121	805,458	-8.1
– Trade-related contingencies	1,835,733	1,908,453	-3.8
– Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	39,747,438	32,104,801	+23.8
1 year or over	14,686,624	9,547,330	+53.8
Total	62,224,720	49,205,500	+26.5
– Aggregate credit risk weighted amount	12,018,280	9,271,093	+29.6
Notional amounts of derivatives			
– Exchange rate contracts	18,266,638	24,853,979	-26.5
– Interest rate contracts	21,255,579	31,133,238	-31.7
– Equity contracts	2,576,242	284,970	+804.0
Total	42,098,459	56,272,187	-25.2
– Aggregate credit risk weighted amount	337,962	447,634	-24.5
– Aggregate replacement costs	662,417	738,425	-10.3

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

J. CURRENCY CONCENTRATIONS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

2006 HK$Million

	USD	CNY	Others	Total
Spot assets	76,800	28,643	36,587	142,030
Spot liabilities	(72,677)	(27,002)	(36,367)	(136,046)
Forward purchases	20,345	19	5,762	26,126
Forward sales	(23,720)	(24)	(5,431)	(29,175)
Net options position	(9)	-	33	24
Net long/(short) position	739	1,636	584	2,959

2005 HK$Million

	USD	CNY	Others	Total
Spot assets	66,562	11,738	30,420	108,720
Spot liabilities	(62,331)	(10,510)	(34,599)	(107,440)
Forward purchases	35,406	-	9,676	45,082
Forward sales	(37,795)	-	(5,105)	(42,900)
Net options position	(167)	-	40	(127)
Net long/(short) position	1,675	1,228	432	3,335

2006 HK$Million

	USD	CNY	Others	Total
Net structural position	1,779	1,345	659	3,783

2005 HK$Million

	USD	CNY	Others	Total
Net structural position	1,604	1,297	635	3,536

K. CAPITAL, CAPITAL ADEQUACY AND LIQUIDITY INFORMATION

1. Capital Adequacy Ratio

	2006	2005
	%	%
Unadjusted capital adequacy ratio as at 31st December	14.2	17.4
Adjusted capital adequacy ratio as at 31st December	13.9	17.2

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

2. Group Capital Base after Deductions

	2006	2005
	HK$'000	HK$'000
Core capital		
Paid up ordinary share capital	3,875,355	3,775,375
Share premium	1,012,138	656,429
Reserves	17,815,857	16,086,805
Minority interests	232,579	207,183
Deduct: Goodwill	(2,592,330)	(2,494,950)
Total core capital	20,343,599	18,231,022
Eligible supplementary capital		
Reserves on revaluation of land and interests in land (at 70%)	948,382	826,079
Revaluation reserves for available-for-sale financial assets and securities designated at fair value through profit or loss (at 70%)	290,482	305,672
Collectively assessed impairment allowances and regulatory reserve	1,057,883	878,569
Term subordinated debt	8,154,315	8,548,780
Total eligible supplementary capital	10,451,062	10,559,700
Total capital base before deductions	30,794,661	28,790,722
Deductions from total capital base	(3,476,947)	(901,973)
Total capital base after deductions	27,317,714	27,888,749

3. Reserves

	2006	2005	Variance
	HK$'000	HK$'000	%
Share premium	1,012,138	656,429	+54.2
General reserve	13,256,982	12,643,214	+4.9
Revaluation reserve on bank premises	835,829	778,933	+7.3
Investment revaluation reserve	861,188	358,729	+140.1
Exchange revaluation reserve	184,293	78,568	+134.6
Other reserves	137,678	156,228	-11.9
Retained profits*	7,099,491	5,749,689	+23.5
Total	23,387,599	20,421,790	+14.5
Proposed dividends, not provided for	1,596,646	1,404,514	+13.7

* *A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 31st December, 2006, HK$606,000,000 (2005: HK$391,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.*

4. Liquidity Ratio

	2006	2005
	%	%
Average liquidity ratio for the year	44.0	39.3

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

L. STATEMENT OF COMPLIANCE

(1) In preparing the accounts for 2006, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

(2) The Bank has complied with all the Code Provisions set out in Appendix 14 Code on Corporate Governance Practices (the "Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting year ended 31st December, 2006, except for the deviations from Code Provisions A.2.1, A.4.1, A.4.2 and A.5.4 which are explained as follows.

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David Li Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independent element in the composition of the Board. Out of the 17 Board members, 7 are Independent Non-executive Directors. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board believes that Sir David's appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At the Annual General Meeting of the Bank held on 7th April, 2006, a special resolution was passed to amend the relevant Articles of Association of the Bank which provide that every Director appointed by the Board during the year shall retire at the next general meeting every Director shall be subject to retirement at least once every three years. Code Provisions A.4.1 and A.4.2 have been fully complied with since 7th April, 2006.

Code Provision A.5.4 stipulates that directors must comply with their obligations under the Model Code set out in Appendix 10 of the Listing Rules.

Having made specific enquiry on all Directors of the Bank, during the year ended 31st December, 2006, except the incident reported hereinafter, other Directors of the Bank have complied with the required standard set out in the Model Code and the Bank's Policy on Insider Trading – Directors and Chief Executive.

In July 2006, Mr. Aubrey Li Kwok-sing ("Mr. Li") informed the Bank that the trustee acting for a discretionary trust of which he is one of several named beneficiaries disposed of a total of 300,000 shares in the Bank in January and February 2006. Unfortunately, the disposals took place during the one-month prohibition period (from 10th January to 10th February, 2006) before the announcement of the 2005 final results of the Bank. When Mr. Li became aware of the disposals, he immediately made disclosures to the Stock Exchange and the Bank. The details of the disposals and the structure of the trust in question were clarified through contact between Mr. Li and the trustee in July and August 2006. The trust is structured with four sub-trust funds with each held for the benefit of a different beneficiary. The disposals were made under one of such sub-trust funds, the beneficiary of which was not, and is not Mr. Li. Mr. Li has admitted that he neglected to take steps to arrange for the trustee in question to notify him of dealings by the trust in securities issued by the Bank, and for him to notify the trustee of the prohibition periods applicable to the Bank. Both Mr. Li and the Bank have taken, and will take further steps to prevent the future occurrence of late filings and dealings during prohibition periods.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed for the following periods:

(a) For the purpose of determining shareholders who qualify for final dividend, the Register of Members of the Bank will be closed from Wednesday, 14th March, 2007 to Friday, 16th March, 2007, both dates inclusive. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Tuesday, 13th March, 2007.

(b) For the purpose of determining shareholders who are entitled to attend and vote at the 2007 Annual General Meeting to be held on 12th April, 2007 ("2007 AGM"), the Register of Members of the Bank will be closed from Wednesday, 11th April, 2007 to Thursday, 12th April, 2007, both dates inclusive. In order to qualify for attending and voting at the 2007 AGM, all transfer documents should be lodged for registration with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Tuesday, 10th April, 2007.

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Mr. Stephen Charles Li Kwok-sze was appointed a Non-executive Director of the Bank on 1st May, 2006. Mr. Li is a member of the Institute of Chartered Accountants in England and Wales. He currently holds directorships in several funds managed by INTL Consilium, LLC. He has over 16 years experience in investment banking, having held senior capital markets positions with international investment banks in London and Hong Kong. I am confident that the valuable contribution of Mr. Li will lead to the further success of BEA.

Mr. Chan Kay-cheung, an Executive Director of the Bank, will retire from the Bank with effect from 1st May, 2007 and he will also resign as a Director of the Bank on the same date. Mr. Chan has spent his entire career with the Bank. He joined the Bank in 1965; was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. Altogether, he has served the Bank for over 41 years. He has played a significant role in the Bank's growth, particularly with regard to the development of the Bank's information technology systems and expansion into the Mainland. On behalf of the Board, I take this opportunity to extend our gratitude to Mr. Chan for his invaluable contribution to BEA over the past four decades, and wish him every happiness, good health and success for the future.

In 2006, BEA Group achieved a profit after tax of HK$3,486 million, representing an increase of HK$700 million, or 25.1%, over that of HK$2,786 million in 2005. Basic earnings per share were HK$2.24. Return on average assets and return of average equity were 1.3% and 13.7% respectively.

As at 31st December, 2006, total consolidated assets were HK$294,202 million, an increase of HK$55,403 million over the position at the end of 2005. Advances to customers stood at HK$166,178 million, representing 56.5% of total consolidated assets. Customer deposits were HK$209,524 million, while certificates of deposit and subordinated debt issued stood at HK$15,153 million. The loan-to-deposit ratio was 76.7%, compared with 76.1% at the end of 2005. Total equity increased by 13.3% to HK$27,645 million.



BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT OF 2006 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the audited results of the Bank and its subsidiaries (the "Group") for the year ended 31st December, 2006. This financial report, which has been reviewed by the Bank's Audit Committee, is prepared on a basis consistent with the accounting policies and methods adopted in the 2005 annual accounts.

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2006	2005	Variance
	HK$'000	HK$'000	%
Interest income	12,865,593	7,806,534	+64.8
Interest expense	(7,999,958)	(4,046,276)	+97.7
Net interest income	4,865,635	3,760,258	+29.4
Fee and commission income	1,898,883	1,598,000	+18.8
Fee and commission expense	(288,145)	(229,896)	+25.3
Net fee and commission income	1,610,738	1,368,104	+17.7
Net trading profits	586,160	576,024	+1.8
Net result from financial instruments designated at fair value through profit or loss	248,177	(42,546)	+683.3
Other operating income	253,602	290,698	-12.8
Non-interest income	2,698,677	2,192,280	+23.1
Operating income	7,564,312	5,952,538	+27.1
Operating expenses	(3,465,360)	(2,988,047)	+16.0
Operating profit before impairment losses	4,098,952	2,964,491	+38.3
Impairment losses on loans and advances	(243,848)	(141,485)	+72.3
Write back of/(Charge for) impairment losses on held-to-maturity investments and available-for-sale financial assets	12,972	(33,555)	-138.7
Write back of/(Charge for) impairment losses on associates	24,560	(6,838)	-459.2
Impairment losses on goodwill	(23,698)	–	
Write back of/(Charge for) impairment losses on bank premises	27,681	(210,140)	-113.2
Impairment losses	(202,333)	(392,018)	-48.4
Operating profit after impairment losses	3,896,619	2,572,473	+51.5
Net loss on sale of held-to-maturity investments	(17)	(630)	-97.3
Net profit on sale of available-for-sale financial assets	49,998	6,983	+616.0
Net profit on sale of subsidiaries/associates	1,516	624	+142.9
Net (loss)/profit on sale of fixed assets	(8,273)	365,441	-102.3
Valuation gains on investment properties	137,777	234,221	-41.2
Share of profits less losses on associates	182,574	33,731	+441.3
Profit for the year before taxation	4,260,194	3,212,843	+32.6
Income tax			
Current tax			
– Hong Kong	(486,855)	(259,840)	+87.4
– Overseas	(229,291)	(111,035)	+106.5
Deferred tax	(58,420)	(55,987)	+4.4
Profit for the year after taxation	3,485,618	2,785,981	+25.1
Attributable to			
Equity holders of the Group	3,434,511	2,748,725	+24.9
Minority interests	51,107	37,256	+37.2
Profit after taxation	3,485,618	2,785,981	+25.1
Proposed final dividend per share	HK$1.03	HK$0.93	+10.8
Per share			
– Basic earnings	HK$2.24	HK$1.83	+22.4
– Diluted earnings	HK$2.22	HK$1.82	+22.0
– Dividends	HK$1.46	HK$1.26	+15.9

B. CONSOLIDATED BALANCE SHEET

	2006	2005	Variance
	HK$'000	HK$'000	%
ASSETS			
Cash and balances with banks and other financial institutions	8,317,746	4,525,587	+83.8
Placements with banks and other financial institutions	66,884,045	45,347,255	+47.4
Trade bills	620,463	612,587	+1.3
Trading assets	2,937,534	3,245,579	-9.5
Financial assets designated at fair value through profit or loss	8,643,479	10,157,707	-14.9
Advances to customers and other accounts	175,096,666	144,836,789	+20.9
Available-for-sale financial assets	12,002,197	8,399,121	+42.9
Held-to-maturity investments	10,249,359	13,016,959	-21.3
Investments in associates	1,076,738	768,560	+40.1
Fixed assets	5,749,605	5,355,899	+7.4
– Investment properties	1,288,541	950,586	+35.6
– Other property and equipment	4,461,064	4,405,313	+1.3
Goodwill and intangible assets	2,605,316	2,494,950	+4.4
Deferred tax assets	39,169	38,469	+1.8
Total Assets	294,202,317	238,799,482	+23.2
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	31,959,182	13,785,419	+131.8
Deposits from customers	209,524,220	175,894,925	+19.1
Trading liabilities	942,595	1,936,999	-51.3
Certificates of deposit issued	6,998,407	6,431,391	+8.8
– At fair value through profit or loss	1,943,951	3,047,632	-36.2
– At amortised cost	5,054,456	3,383,759	+49.4
Current taxation	334,097	261,695	+27.7
Deferred tax liabilities	598,118	627,485	-4.7
Other accounts and provisions	8,046,656	6,906,260	+16.5
Loan capital	8,154,315	8,548,780	-4.6
– At fair value through profit or loss	4,288,824	8,548,780	-49.8
– At amortised cost	3,865,491	–	
Total Liabilities	266,557,588	214,394,954	+24.3
Share capital	3,875,355	3,775,375	+2.6
Reserves	23,387,599	20,421,790	+14.5
Total equity attributable to equity holders of the Group	27,262,954	24,197,365	+12.7
Minority interests	381,775	207,163	+84.3
Total Equity	27,644,729	24,404,528	+13.3
Total Equity and Liabilities	294,202,317	238,799,482	+23.2

C. CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

	2006	2005
	HK$'000	HK$'000
Total equity as at 1st January	24,404,528	22,454,582
Net income recognised directly in equity		
(Recognition)/release of net deferred tax liabilities in		
– Revaluation reserve on bank premises	(11,195)	37,816
– Investment revaluation reserve on available-for-sale financial assets	(109,777)	–
Revaluation surplus on bank premises transferred to investment properties	69,444	12,429
Capital reserve on share-based transactions	22,067	29,796
Reversal upon disposal of available-for-sale financial assets	(41,766)	–
Changes in fair value of available-for-sale financial assets	653,701	359,477
Exchange and other adjustments	107,042	27,875
	689,516	467,395
Net profit for the year		
Attributable to:		
Equity holders of the Group	3,434,511	2,748,725
Minority interests	51,107	37,256
	3,485,618	2,785,981
Total recognised income and expenses for the year (of which HK$51,107,000 (2005: HK$37,256,000) is attributable to minority interests)	4,175,134	3,253,376
Dividends declared or approved during the year	(2,072,519)	(1,691,428)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:		
Shares issued under Staff Share Option Schemes	415,523	70,638
Shares issued in lieu of dividends	599,825	313,034
Capital fee	(251)	(58)
	1,015,097	383,614
Movements in minority interests		
Acquisition of subsidiaries	12,561	975
(Increase)/decrease in shareholding	(29,268)	3,409
Share of revaluation surplus of available-for-sale financial assets	149,196	–
	132,489	4,384
Balance as at 31st December	27,644,729	24,404,528

D. CONSOLIDATED CASH FLOW STATEMENT

	2006	2005
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Profit for the year before taxation	4,260,194	3,212,843
Adjustments for:		
Charge for impairment losses on loans and advances	243,848	141,485
(Write back of)/charge for impairment allowances on held-to-maturity investments, available-for-sale financial assets and associates	(37,532)	40,393
Share of profits less losses of associates	(182,574)	(33,731)
Net loss on sale of held-to-maturity investments	17	630
Net profit on sale of available-for-sale financial assets, subsidiaries and associates	(51,514)	(7,607)
Net loss/(profit) on sale of fixed assets	8,273	(365,441)
Interest expenses on loan capital, certificates of deposit and bonds issued	707,185	655,018
Depreciation on fixed assets	299,074	258,563
Amortisation of intangible assets	2,231	–
Impairment losses on goodwill	23,698	–
(Write back of)/Charge for impairment loss on bank premises	(27,681)	210,140
Dividend income from available-for-sale financial assets	(27,501)	(34,153)
Revaluation gain on certificates of deposit and loan capital issued	16,771	(180,954)
Valuation gains on investment properties	(137,777)	(234,221)
Transfer to capital reserve for staff share options	22,067	29,796
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	5,118,779	3,692,761
(Increase)/decrease in operating assets:		
Placements with banks and other financial institutions with original maturity beyond three months	(867,011)	6,506,833
Trade bills	(7,833)	788,603
Certificates of deposit held with original maturity beyond three months	–	1,773,884
Other investments in securities	–	8,725,900
Trading assets	(688,690)	(1,750,929)
Financial assets designated at fair value through profit or loss	1,514,228	(10,157,707)
Advances to customers	(27,424,381)	(20,995,660)
Advances to banks and other financial institutions	(29,989)	(141,144)
Treasury bills with original maturity beyond three months	–	486,269
Held-to-maturity debt securities and investment securities	2,749,309	(898,529)
Available-for-sale financial assets	(256,245)	(1,149,412)
Intangible assets	(15,217)	–
Other accounts and accrued interest	(2,501,018)	638,214
Deferred tax assets	(700)	48,993
Increase/(decrease) in operating liabilities:		
Deposits and balances of banks and other financial institutions	18,172,986	4,213,762
Deposits from customers	33,133,134	12,157,260
Trading liabilities	(994,404)	1,936,999
Other accounts and provisions	1,132,006	709,983
Deferred tax liabilities	(206,175)	(216,269)
Exchange adjustments	(30,781)	(25,019)
NET CASH INFLOW FROM OPERATIONS	28,797,998	6,344,792
Income tax paid		
Hong Kong profits tax paid	(459,723)	(208,534)
Overseas profits tax paid	(204,171)	(84,248)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	28,134,104	6,052,010
INVESTING ACTIVITIES		
Dividends received from associates	21,897	19,149
Dividends received from available-for-sale equity securities	27,501	34,153
Purchase of equity securities	(1,655,473)	(207,815)
Proceeds from sale of equity securities	140,925	87,235
Purchase of fixed assets	(511,367)	(603,150)
Proceeds from disposal of fixed assets	59,966	1,083,698
Purchase of associates	(96,479)	–
Increase in shareholding in an associate	–	(23,714)
Proceeds from disposal of associates	1,842	5,083
Purchase of subsidiaries	(72,574)	(13,881)
Decrease in shareholding in a subsidiary	37	4,000
NET CASH (USED IN)/GENERATED FROM INVESTING ACTIVITIES	(2,083,725)	384,758
FINANCING ACTIVITIES		
Ordinary dividends paid	(1,472,694)	(1,378,394)
Issue of ordinary share capital	415,523	70,638
Issue of loan capital	3,878,825	4,264,728
Redemption of loan capital	(4,265,690)	–
Capital fee paid on increase in issued share capital	(251)	(58)
Issue of certificates of deposit	7,798,252	8,560,806
Redemption of certificates of deposit issued	(7,198,009)	(6,324,514)
Interest paid on loan capital	(399,797)	(324,833)
Interest paid on certificates of deposit issued	(381,551)	(225,514)
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES	(1,625,392)	4,642,859
NET INCREASE IN CASH AND CASH EQUIVALENTS	24,424,987	11,079,627
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	52,283,962	41,204,335
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	76,708,949	52,283,962
Cash flows from operating activities included:		
Interest received	13,861,533	8,818,125
Interest paid	6,917,057	4,634,300
Dividend received	44,227	45,466

Notes:

(1) The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2006 but there is no material change as compared to those accounts. The statutory accounts for the year ended 31st December, 2006 will be available from the website of The Stock Exchange of Hong Kong Limited.

(2) The provision for Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year. Taxation for overseas branches and subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(3) (a) The calculation of basic earnings per share is based on earnings of HK$3,434,511,000 (2005: HK$2,748,725,000) and on the weighted average of 1,533,741,133 (2005: 1,502,313,852) ordinary shares outstanding during the year.

(b) The calculation of diluted earnings per share is based on earnings of HK$3,434,511,000 (2005: HK$2,748,725,000) and on 1,543,706,739 (2005: 1,506,328,927) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

E. FEE AND COMMISSION INCOME

Fee and commission income arises from the following services:

	2006	2005	Variance
	HK$'000	HK$'000	%
Corporate services	597,837	477,421	+25.2
Loans, overdrafts and guarantees	300,575	295,346	+1.8
Credit cards	307,475	236,030	+30.3
Other retail banking services	140,683	134,710	+4.4
Trade finance	110,713	102,458	+8.1
Securities and asset management	262,245	192,285	+36.4
Others	179,355	159,750	+12.3
Total fee and commission income	1,898,883	1,598,000	+18.8

F. OPERATING EXPENSES

	2006	2005	Variance
	HK$'000	HK$'000	%
Contributions to defined contribution plan*	127,460	107,372	+18.7
Equity-settled share-based payment expenses	22,067	29,796	-25.9
Salaries and other staff costs	1,713,721	1,461,300	+17.3
Total staff costs	1,863,248	1,598,468	+16.6
Premises and equipment expenses excluding depreciation			
– Rental of premises	206,425	164,558	+25.4
– Maintenance, repairs and others	275,489	243,649	+13.1
Total premises and equipment expenses excluding depreciation	481,914	408,207	+18.1
Depreciation on fixed assets	299,074	258,563	+15.7
Amortisation of intangible assets	2,231	–	
Other operating expenses			
– Communications, stationery and printing	183,916	175,134	+5.0
– Legal and professional fees	122,125	112,116	+8.9
– Advertising expenses	158,011	124,962	+26.4
– Business promotions and business travel	59,165	48,726	+21.4
– Card related expenses	47,949	57,352	-16.4
– Stamp duty, overseas and PRC** business taxes, and value added taxes	100,142	52,882	+89.4
– Insurance expenses	13,342	13,469	-0.9
– Bank charges	3,633	3,937	-7.7
– Administration expenses of secretarial business	14,367	12,330	+16.5
– Membership fees	5,286	5,299	-0.2
– Bank licence	4,974	3,082	+61.4
– Audit fee	5,160	5,198	-0.7
– Donations	15,915	8,436	+88.7
– Others	84,908	99,886	-15.0
Total other operating expenses	818,893	722,809	+13.3
Total operating expenses***	3,465,360	2,988,047	+16.0

* Forfeited contributions totalling HK$6,454,000 (2005: HK$5,751,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2005: Nil).

** PRC denotes the People's Republic of China

*** Included in operating expenses are direct operating expenses of HK$11,949,000 (2005: HK$10,381,000) in respect of investment properties which generated rental income during the year.

G. ADVANCES AND OTHER ASSETS

1. Advances to Customers and Other Accounts

	2006	2005	Variance
	HK$'000	HK$'000	%
(i) Advances to customers	166,178,102	138,743,747	+19.8
Less: Impairment allowances			
– Individual	(254,014)	(295,575)	-14.1
– Collective	(443,874)	(478,995)	-7.3
	165,480,214	137,969,177	+19.9
(ii) Other accounts			
Advances to banks and other financial institutions	2,454,109	2,424,120	+1.2
Notes and bonds	344,076	387,934	-11.3
Certificates of deposit held	38,890	38,775	+0.3
Accrued interest	1,172,578	985,567	+19.0
Other accounts	5,641,146	3,069,729	+83.8
	9,650,799	6,906,125	+39.7
Less: Impairment allowances			
– Individual	(26,118)	(28,570)	-8.6
– Collective	(8,229)	(9,943)	-17.2
	9,616,452	6,867,612	+40.0
	175,096,666	144,836,789	+20.9

2. Advances to Customers – by Industry Sectors

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

	2006	2005	Variance
	HK$'000	HK$'000	%
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	6,422,770	5,870,869	+9.4
– Property investment	20,464,978	19,316,009	+5.9
– Financial concerns	1,865,472	1,867,677	-0.1
– Stockbrokers	258,562	204,725	+26.3
– Wholesale and retail trade	1,322,504	1,399,776	-5.5
– Manufacturing	1,884,745	1,744,187	+8.1
– Transport and transport equipment	4,118,384	4,132,657	-0.3
– Others	7,031,257	6,294,634	+11.7
– Sub-total	43,368,672	40,830,534	+6.2
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,117,688	1,320,946	-15.4
– Loans for the purchase of other residential properties	36,956,206	37,188,222	-0.6
– Credit card advances	2,409,027	1,769,653	+36.1
– Others	4,728,035	3,571,901	+32.4
– Sub-total	45,210,956	43,850,722	+3.1
Total loans for use in Hong Kong	88,579,628	84,681,256	+4.6
Trade finance	3,464,619	3,753,789	-7.7
Loans for use outside Hong Kong	74,133,855	50,308,702	+47.4
Total advances to customers	166,178,102	138,743,747	+19.8

3. Advances to Customers – by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Total advances to customers		Advances overdue for over three months	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	105,270,368	98,234,592	361,260	483,095
People's Republic of China	35,322,858	19,939,335	57,202	76,108
Other Asian countries	9,090,413	7,798,982	103,149	84,322
Others	16,494,463	12,770,838	1,690	74,147
Total	166,178,102	138,743,747	523,301	717,672

4. Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

2006	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	18,545,033	2,791,328	19,987,278	41,323,639
Asian countries, excluding People's Republic of China	12,428,469	1,493,595	10,251,920	24,173,984
North America	8,276,028	5,306,564	7,144,615	20,727,207
Western Europe	41,157,247	–	2,789,971	43,947,218

2005	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	12,805,155	1,250,504	13,667,134	27,722,793
Asian countries, excluding People's Republic of China	9,950,396	1,200,368	8,991,756	20,142,520
North America	5,345,158	7,725,687	5,872,380	18,943,225
Western Europe	27,877,005	–	2,507,425	30,384,430

5. Overdue, Rescheduled and Repossessed Assets

(a) Overdue and Rescheduled Advances

	2006		2005	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for				
– 6 months or less but over 3 months	158,741	0.1	326,130	0.2
– 1 year or less but over 6 months	142,127	0.1	184,365	0.1
– Over 1 year	222,433	0.1	207,177	0.2
	523,301	0.3	717,672	0.5
Rescheduled advances to customers	291,246	0.2	351,057	0.3
Total overdue and rescheduled advances	814,547	0.5	1,068,729	0.8
Secured overdue advances	358,674	0.2	515,356	0.4
Unsecured overdue advances	164,627	0.1	202,316	0.1
Market value of security held against secured overdue advances	633,804		1,035,275	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2006 and 31st December, 2005, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

Tax rebates offered for equipment part imports

Beijing outlines coverage of new policy that benefits machinery manufacturers

Eric Ng

The central government will offer tax rebates to importers of parts for machinery and equipment production in more than a dozen industries which will use the rebates to support domestic innovation and bolster industry competitiveness.

The State Administration of Taxation said it would team up with the economic policy planner, National Development and Reform Commission, the Ministry of Commerce and China Customs to draw up specific rebate policies for the sectors.

Equipment makers using imported key components and raw materials that cannot be produced domestically will be entitled to a refund on the import tariff and value-added tax after the taxes are collected, according to the SAT.

The refund will be turned into equity in the equipment makers to be used for new product development and innovation by the companies.

For wholly state-owned equipment makers, the refund will be used to raise the shareholders' registered capital. For non-state-owned companies, a government authorised entity will own the equity.

Listed companies will issue new shares to fulfil the purpose of turning the refund into equity.

The circular did not say whether the taxes would be refunded entirely or partially, nor did it give a timetable for implementing the policy. Such details will be announced in the future.

Sectors covered in the tax rebate include large items involved in power-generation, ultra-high voltage power distribution, petrochemical production, and hot and cold-rolled integrated steel production.

Others include advanced equipment in the coal-based chemical, shipping, railway, environmental protection, earth-moving, weaving, agricultural, integrated circuits and civil aviation industries.

An official at Harbin Power Equipment said the company would benefit from the policy covering nuclear equipment with 1,000 megawatt capacity and gas-fired power generators, where a substantial imported component is required.

China did not need to import components for coal-fired equipment or even for advanced 1,000 MW plants, he said.

In a separate circular, the taxation administration said the resource tax for coking coal – used in steel production – was raised to eight yuan a tonne on February 1. It did not provide previous tax rates.

China Coal Energy, the nation's second-largest coal producer by capitalisation, paid 1.5 to 3 yuan per tonne of resource tax, according to the company's listing prospectus last year. It did not provide the tax rates by coal types.

China Coal produced 1.6 million tonnes of coking coal in the first half last year. The mineral accounted for 10.9 per cent of its total sales value.

Listed rival China Shenhua Energy's spokesman said the company did not produce coking coal as its coking coal mines were owned by its parent. Analysts said Yanzhou Coal Mining also did not produce coking coal.

Market leader Fufeng surges 37.2pc on debut


INVESTOR FLAVOUR
Fufeng Group
Share price (HK$)
37.22%
Close: 3.06
Offer price: 2.23
10 am
Feb 8
4 pm
SCMP Graphic
Source: Bloomberg

Lee Yuk-kei and Carol Chan

Fufeng Group, which raised HK$892 million in an initial public offering, surged 37.22 per cent in its listing debut yesterday, reflecting investors' strong appetite for mainland leaders in domestic-consumption products.

China Huiyuan Juice Group, whose share offering has attracted overwhelming response from retail investors, is also benefiting from the demand.

Shares in Fufeng, a corn-based products maker, closed at HK$3.06, against the offer price of HK$2.23, with 286.44 million shares traded. The stock hit a high of HK$3.11, just off the 40 per cent gain the market had forecast for its first trading day.

"Fufeng performed well," Cash Asset Management associate director Patrick Yiu said. "The market values China's market leader at a higher premium."

Fufeng, the mainland's largest producer of the food additive glutamic acid, priced its shares at the top end after receiving subscription orders 639 times more than the number of shares set aside for retail investors.

ABN Amro Rothschild and Goldbond were the bookrunners.

The company has made the best debut gains and recorded the most retail orders among the four initial public offerings this year. It may be eclipsed by Huiyuan, China's largest pure juice producer, given the strong response from investors.

Five brokerages polled by the *South China Morning Post* – Bright Smart Securities, China Everbright Securities, Prudential Brokerage, Phillip Securities and Sun Hung Kai Financial – received margin orders yesterday worth a combined HK$16.2 billion, representing at least 67.5 times the offer size for retail investors.

"Given the hotter response to Huiyuan and its better investment concept, it will beat Fufeng in terms of debut gains and oversubscription level," Bright Smart general manager Nelson Chan said. "Huiyuan should gain at least 40 per cent on its debut and be more than 700 times oversubscribed."

The response was so strong that many brokerages would stop accepting margin orders earlier than the scheduled February 12, China Everbright director Stephen So said.

Huiyuan is offering 400 million new shares, with 10 per cent set aside for retail investors, at HK$4.80 to HK$6 each.

Goldman unit seeks to buy out meat firm

Carol Chan

Goldman Sachs' private equity fund is offering to pay 3.63 billion yuan to buy out publicly owned shares in Shenzhen-listed meat processing firm Henan Shuanghui Investment & Development, as it has failed to secure a waiver after months of waiting.

Rotary Vortex, 51 per cent owned by Goldman and 49 per cent by CDH China Growth Capital Fund, is offering 18 yuan for each of 201.78 million Shuanghui A shares that it does not already own, it says in a filing with the Shenzhen Stock Exchange.

"The offer to minority shareholders is just a 'gesture' that aims at speeding up the trading resumption of Shuanghui after an eight-month suspension," Orient Securities analyst Ren Meijiang said.

Rotary last year paid 2.57 billion yuan for a 60.72 per cent stake in Shuanghui.

It won approval from the Ministry of Commerce in December to buy the state-owned shares in Shuanghui.

But it still has to receive a waiver from the China Securities Regulatory Commission exempting it from buying the rest of the shares.

Under mainland stock exchange rules, the buyer of more than a 30 per cent stake in a listed firm must make a general offer for the rest of the shares.

Shuanghui's minority shareholders were unlikely to sell their shares because Rotary offered a deep discount of 42 per cent to Henan Shuanghui's last trading price of 31.17 yuan on May 31 last year, Mr Ren said.

Also, as the stock market had doubled over the past few months, no shareholders would accept such an "insincere" offer, he said.

Rotary's offer represented the weighted average trading price of Shuanghui shares over the last 30 trading days, the most firm said.

But the stock jumped about 70 per cent within a week after the acquisition plan was announced.

Rotary's holdings are all non-tradable shares, which means it will need to compensate minority shareholders to make them tradable.

Rotary said it intended to maintain Shuanghui's listing status and would undertake non-tradable share reform.

Last year, Hong Kong-listed red-chip conglomerate Citic Pacific also offered a deep discount to buy out Shenzhen-listed Daye Special Steel after the CSRC turned down its application for a waiver to make a general offer.

Shangri-La seals contract to manage Toronto hotel

Denise Tsang

Shangri-La Asia, the region's largest luxury hotel and resort operator, has signed a contract to manage a 220-room hotel to be built in Toronto, its second project in Canada.

The Living Shangri-La at University Avenue and Adelaide Street would have a spa and occupy the first 17 floors of a 65-storey residential-cum-hotel tower, the group said yesterday.

The tower, a joint development of Vancouver's upmarket residential developers Westbank and Peterson Group, is expected to cost C$430 million (HK$2.83 billion). Construction will begin next year.

The hotel plans to receive its first guest in 2011, three years after its hotel in Vancouver opens.

Meanwhile, rival Mandarin Oriental International said it would operate three new hotels – in Paris, Taiwan and Guangzhou – by 2010 under separate management contracts.

The Guangzhou project has the most guest rooms at 340 plus 70 serviced flats and is part of Swire Properties' 450,000 square metre retail, commercial and hotel complex development, Tai Koo Hui.

The Taipei hotel, to be built on Dun Hua North Road in the central financial district, will have 300 rooms and be housed in a five-acre mixed-use entertainment complex.

The 150-room Paris hotel will be in a 1930s art deco building on Rue Saint Honoré. The building will be redeveloped pending city planning approval.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

PUBLICATION OF AUDITED FINANCIAL STATEMENTS AND AUDITORS' REPORT FOR THE YEAR ENDED 31ST DECEMBER, 2006

The Bank of East Asia, Limited (the "Bank") is considering a proposed financing through the issue of Pounds Sterling-denominated perpetual subordinated debt (the "Issue"). In connection with the Issue, a preliminary offering circular to be dated on or about 22nd February, 2007 (the "Preliminary Offering Circular") has been prepared for distribution to selected professional investors. The Preliminary Offering Circular will include the Bank's audited financial statements for the year ended 31st December, 2006 (the "Financial Statements") and the auditors' report in connection therewith (the "Auditors' Report"). As the Financial Statements and the Auditors' Report have not previously been furnished to the Bank's shareholders, the Bank sets out below the Financial Statements and the Auditors' Report for the information of its shareholders. The Financial Statements and the Auditors' Report will be included in the Bank's Annual Report to be despatched to its shareholders on or about 12th March, 2007.

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Bank of East Asia, Limited ("the Bank") set out on pages 1 to 19, which comprise the consolidated and the Bank balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts
The Directors of the Bank are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 8th February, 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
Interest income	3	12,865,593	7,806,534
Interest expense	4	(7,999,958)	(4,046,276)
Net interest income		4,865,635	3,760,258
Fee and commission income	5	1,898,883	1,598,000
Fee and commission expense		(288,145)	(229,896)
Net fee and commission		1,610,738	1,368,104
Net trading profits	6	586,160	576,024
Net result from financial instruments designated at fair value through profit or loss	7	248,177	(42,546)
Other operating income	8	253,602	290,698
Non-interest income		2,698,677	2,192,280
Operating income		7,564,312	5,952,538
Operating expenses	9	(3,465,360)	(2,988,047)
Operating profit before impairment losses		4,098,952	2,964,491
Impairment losses on loans and advances	10	(243,848)	(141,485)
Write back of/(Charge for) impairment losses on held-to-maturity investments and available-for-sale financial assets		12,972	(33,555)
Write back of/(Charge for) impairment losses on associates		24,560	(6,838)
Impairment losses on goodwill	29(a)	(23,698)	–
Write back of/(Charge for) impairment losses on bank premises	30	27,681	(210,140)
Impairment losses		(202,333)	(392,018)
Operating profit after impairment losses		3,896,619	2,572,473
Net loss on sale of held-to-maturity investments		(17)	(630)
Net profit on sale of available-for-sale financial assets	11	49,998	6,983
Net profit on sale of subsidiaries/associates		1,516	624
Net (loss)/profit on sale of fixed assets		(8,273)	365,441
Valuation gains on investment properties	30	137,777	234,221
Share of profits less losses on associates		182,574	33,731
Profit for the year before taxation		4,260,194	3,212,843
Income tax	12	(774,576)	(426,862)
Profit for the year after taxation		3,485,618	2,785,981
Attributable to:			
Equity holders of the Group	13	3,434,511	2,748,725
Minority interests	38	51,107	37,256
Profit after taxation		3,485,618	2,785,981
Appropriations:			
Dividends attributable to the year	14		
Interim paid		661,663	496,127
Final paid in respect of previous year		6,342	1,702
Final proposed		1,596,646	1,404,514
		HK$	HK$
Earnings per share			
Basic	15	2.24	1.83
Diluted	15	2.22	1.82

CONSOLIDATED BALANCE SHEET
As at 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Cash and balances with banks and other financial institutions	19	8,317,746	4,525,587
Placements with banks and other financial institutions	20	66,864,045	45,347,255
Trade bills	21	620,463	612,587
Trading assets	22	2,937,534	3,245,579
Financial assets designated at fair value through profit or loss	23	8,643,479	10,157,707
Advances to customers and other accounts	24	175,096,666	144,836,789
Available-for-sale financial assets	25	12,002,197	8,399,121
Held-to-maturity investments	26	10,249,359	13,016,959
Investments in associates	28	1,076,738	768,580
Fixed assets	30	5,749,605	5,355,899
– Investment properties		1,288,541	950,586
– Other property and equipment		4,461,064	4,405,313
Goodwill and intangible assets	29	2,605,316	2,494,950
Deferred tax assets	32(b)	39,169	38,469
Total Assets		294,202,317	238,799,482
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	39(b), 39(c)	31,959,182	13,785,419
Deposits from customers	39(b), 39(c)	209,524,220	175,894,925
Trading liabilities	33(a)	942,595	1,936,999
Certificates of deposit issued		6,998,407	6,431,391
– At fair value through profit or loss		1,943,951	3,047,652
– At amortised cost		5,054,456	3,383,739
Current taxation	32(a)	334,097	261,695
Deferred tax liabilities	32(b)	598,118	627,485
Other accounts and provisions	33(b)	8,046,654	6,908,260
Loan capital	34	8,154,315	8,548,780
– At fair value through profit or loss		4,288,824	8,548,780
– At amortised cost		3,865,491	–
Total Liabilities		266,557,588	214,394,954
Share capita[illegible]	36	3,875,355	3,775,575
Reserves	37	23,387,599	20,421,790
Total equit[illegible]able to equity holders of the G[illegible]		27,262,954	24,197,365
Minority i[illegible]	38	381,775	207,163
Total Equ[illegible]		27,644,729	24,404,528
Total Equity [illegible]ties		294,202,317	238,799,482

BEA東亞銀行

BALANCE SHEET
As at 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Cash and balances with banks and other financial institutions	19	8,072,113	4,376,415
Placements with banks and other financial institutions	20	66,106,221	45,052,614
Trade bills	21	620,463	612,587
Trading assets	22	2,899,883	3,227,606
Financial assets designated at fair value through profit or loss	23	8,614,375	10,117,933
Advances to customers and other accounts	24	167,694,747	139,281,065
Amounts due from subsidiaries	31(a)	1,934,495	1,728,817
Available-for-sale financial assets	25	10,101,535	7,704,002
Held-to-maturity investments	26	8,334,876	11,294,569
Investments in subsidiaries	27	2,792,703	2,121,229
Investments in associates	28	239,890	119,603
Fixed assets	30	5,475,115	5,121,598
– Investment properties		1,316,755	979,680
– Other property and equipment		4,158,360	4,141,918
Goodwill and intangible assets	29	1,460,292	1,460,292
Deferred tax assets	32(b)	22,905	30,233
Total Assets		284,369,613	232,248,563
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	39(b), 39(c)	31,741,621	13,605,141
Deposits from customers	39(b), 39(c)	202,463,214	165,890,788
Trading liabilities	33(a)	934,375	1,935,069
Certificates of deposit issued		9,198,407	8,631,391
– At fair value through profit or loss		1,943,951	3,047,652
– At amortised cost		7,254,456	5,583,739
Amounts due to subsidiaries	31(b)	1,675,643	9,852,377
Current taxation	32(a)	295,823	248,583
Deferred tax liabilities	32(b)	594,903	626,893
Other accounts and provisions	33(b)	4,446,064	4,735,449
Loan capital	34	8,154,315	4,274,859
– At fair value through profit or loss		4,288,824	4,274,859
– At amortised cost		3,865,491	–
Total Liabilities		259,504,365	209,800,550
Share capital	36	3,875,355	3,775,575
Reserves	37	20,989,893	18,672,438
Total equity attributable to equity holders of the Bank		24,865,248	22,448,013
Total Equity and Liabilities		284,369,613	232,248,563

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY
For the year ended 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
Total equity at 1st January		24,404,528	22,454,582
Net income recognised directly in equity			
(Recognition)/release of net deferred tax liabilities in			
– Revaluation reserve on bank premises	37(c)	(11,195)	37,818
– Investment revaluation reserve on available-for-sale financial assets	37(h)	(109,777)	–
Revaluation surplus on bank premises transferred to investment properties	37(c)	69,444	12,429
Capital reserve on share-based transactions	37(g)	22,067	29,796
Reversal upon disposal of available-for-sale financial assets	37(h)	(41,766)	–
Changes in fair value of available-for-sale financial assets	37(h)	653,701	359,477
Exchange and other adjustments	37(f), 37(h), 38	107,042	27,875
		689,516	467,395
Net profit for the year			
Attributable to:			
Equity holders of the Group	37(i)	3,434,511	2,748,725
Minority interests	38	51,107	37,256
		3,485,618	2,785,981
Total recognised income and expenses for the year (of which HK$51,107,000 (2005: HK$37,256,000) is attributable to minority interests)		4,175,134	3,253,376
Dividends declared or approved during the year	37(i)	(2,072,519)	(1,691,428)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:			
Shares issued under Staff Share Option Schemes	36, 37(a)	415,523	70,638
Shares issued in lieu of dividends	37(b)	599,825	313,034
Capital fee	37(a)	(251)	(58)
		1,015,097	383,614
Movements in minority interests			
Acquisition of subsidiaries	38	2,561	975
(Increase)/decrease in shareholding	38	(2[illegible]68)	3,409
Share of revaluation surplus of available-for-sale financial assets	38	14[illegible]96	–
		[illegible]89	4,384
Balance as at 31st December		27,[illegible]9	24,404,528

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
OPERATING ACTIVITIES			
Profit for the year before taxation		4,260,194	3,212,843
Adjustments for:			
Charge for impairment losses on loans and advances	10	243,848	141,485
(Write back of)/charge for impairment allowances on held-to-maturity investments, available-for-sale financial assets and associates		(37,532)	40,393
Share of profits less losses of associates		(182,574)	(33,731)
Net loss on sale of held-to-maturity investments		17	630
Net profit on sale of available-for sale financial assets, subsidiaries and associates		(51,514)	(7,607)
Net loss/(profit) on sale of fixed assets		8,273	(365,441)
Interest expenses on loan capital, certificates of deposit and bonds issued		707,185	655,018
Depreciation on fixed assets	9,30	299,074	258,563
Amortisation of intangible assets	9	2,231	–
Impairment losses on goodwill		23,698	–
(Write back of)/Charge for impairment losses on bank premises		(27,681)	210,140
Dividend income from available-for-sale financial assets		(27,501)	(34,153)
Revaluation gain on certificates of deposit and loan capital issued		16,771	(180,954)
Valuation gains on investment properties	30	(137,777)	(234,221)
Transfer to capital reserve for staff share options		22,067	29,796
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL		5,118,779	3,692,761
(Increase)/decrease in operating assets:			
Placements with banks and other financial institutions with original maturity beyond three months		(867,011)	6,506,833
Trade bills		(7,833)	788,603
Certificates of deposit held with original maturity beyond three months		–	1,773,884
Other investments in securities		–	8,725,900
Trading assets		(688,690)	(1,750,929)
Financial assets designated at fair value through profit or loss		1,514,228	(10,157,707)
Advances to customers		(27,424,381)	(20,995,660)
Advances to banks and other financial institutions		(29,989)	(141,144)
Treasury bills with original maturity beyond three months		–	486,269
Held-to-maturity debt securities and investment securities		2,749,309	(898,529)
Available-for-sale financial assets		(256,245)	(1,149,412)
Intangible assets		(15,217)	–
Other accounts and accrued interest		(2,501,018)	638,214
Deferred tax assets		(700)	48,993
Increase/(decrease) in operating liabilities:			
Deposits and balances of banks and other financial institutions		18,172,986	4,213,762
Deposits from customers		33,133,134	12,157,260
Trading liabilities		(994,404)	1,936,999
Other accounts and provisions		1,132,006	709,983
Deferred tax liabilities		(206,175)	(216,269)
Exchange adjustments		(30,781)	(25,019)
NET CASH INFLOW FROM OPERATIONS		28,797,998	6,344,792
Income tax paid			
Hong Kong profits tax paid		(459,723)	(208,534)
Overseas profits tax paid		(204,171)	(84,248)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES		28,134,104	6,052,010
INVESTING ACTIVITIES			
Dividends received from associates		21,897	19,149
Dividends received from available-for-sale equity securities		27,501	34,153
Purchase of equity securities		(1,655,473)	(207,815)
Proceeds from sale of equity securities		140,925	87,235
Purchase of fixed assets	30	(511,367)	(603,150)
Proceeds from disposal of fixed assets		59,966	1,083,698
Purchase of associates		(96,479)	–
Increase in shareholding in an associate		–	(23,714)
Proceeds from disposal of associates		1,842	5,083
Purchase of subsidiaries	42(a)	(72,574)	(13,881)
Decrease in shareholding in a subsidiary		37	4,000
NET CASH (USED IN)/GENERATED FROM INVESTING ACTIVITIES		(2,083,725)	384,758
FINANCING ACTIVITIES			
Ordinary dividends paid		(1,472,694)	(1,378,394)
Issue of ordinary share capital	36, 37(a)	415,523	70,638
Issue of loan capital		3,878,825	4,264,728
Redemption of loan capital		(4,265,690)	–
Capital fee paid on increase in issued share capital	37(a)	(251)	(58)
Issue of certificates of deposit		7,798,252	8,560,806
Redemption of certificates of deposit issued		(7,198,009)	(6,324,514)
Interest paid on loan capital		(399,797)	(324,833)
Interest paid on certificates of deposit issued		(381,551)	(225,514)
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES		(1,625,392)	4,642,859
NET INCREASE IN CASH AND CASH EQUIVALENTS		24,424,987	11,079,627
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	42(b)	52,283,962	41,204,335
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	42(b)	76,708,949	52,283,962
Cash flows from operating activities included:			
Interest received		13,861,533	8,818,125
Interest paid		8,971,057	4,634,300
Dividend received		44,227	45,466

BEA東亞銀行

NOTES ON THE ACCOUNTS

1. PRINCIPAL ACTIVITIES

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Bank. The adoption of these new and revised HKFRSs did not result in significant changes to the Group's and the Bank's accounting policies applied in these accounts for the years presented.

(b) Basis of Preparation of the Accounts

The accounts for the year ended 31st December, 2006 comprise the Group and the Group's interest in associates.

The measurement basis used in the preparation of the accounts is historical cost except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value through profit or loss and available-for-sale (Note 2(f)(i)); and
- investment properties (Note 2(h)(ii))

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Details of judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates with a significant risk of material adjustment in the next year are set out in Note 48.

(c) Basis of Consolidation

(i) Subsidiaries and minority interests

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Bank, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of these interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meet the definition of a financial liability. They are presented in the consolidated balance sheet and consolidated summary statement of changes in equity within equity, separately from equity attributable to equity holders of the Group. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the net profit for the year between minority interests and equity holders of the Group.

In the Bank's balance sheet, its investments in subsidiaries are stated at cost less any impairment losses (Note 2(k)).

(ii) Associates

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets.

The consolidated profit and loss account reflects the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year in accordance with Notes 2(j) and 2(k).

When the Group's share of losses exceeds its interest in the associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For these purposes, the Group's interest in the associate is the carrying amount of the investment under equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except when unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(k)).

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Hong Kong dollars using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences relating to investments at fair value through profit or loss and derivative financial instruments are included in gains less losses from trading securities or financial instruments designated at fair value through profit or loss. All other exchange differences relating to monetary items are presented as gains less losses from dealing in foreign currencies in the profit and loss account.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(e) Revenue Recognition

Provided it is probable that economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows.

Interest income for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value through profit or loss, are recognised as interest income in the profit and loss account on an accruals basis using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

For impaired loans, the accrual of interest income based on the original terms of the loan is discontinued, but any increase in the present value of impaired loans due to the passage of time is reported as interest income.

Net income from financial instruments designated at fair value through profit or loss and net trading income comprises all gains and losses from changes in fair value (net of accrued coupon) of such financial assets and financial liabilities, together with interest income and expense and dividend income attributable to those financial instruments.

Fee and commission income is recognised in the profit and loss account when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk is incurred and is accounted for as interest income.

Origination or commitment fees received/paid by the Group which result in the creation or acquisition of a financial asset are deferred and recognised as an adjustment to the effective interest rate. If the commitment expires without the Group making a loan, the fee is recognised as revenue on a straight-line basis over the commitment period.

Finance income implicit in finance leases is recognised as interest income over the period of the lease so as to produce an approximately constant periodic rate of return of the outstanding net investment in the leases for each accounting period.

Rental income received under operating leases is recognised as other operating income in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivables. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment is quoted ex-dividend.

(f) Financial Instruments

(i) Initial recognition

The Group classifies its financial instruments into different categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. The categories are: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or issue of the financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately.

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities at fair value through profit or loss are recorded.

(ii) Categorisation

Fair value through profit or loss

This category comprises financial assets and financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition, but excludes those investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured.

Trading financial instruments are financial assets or financial liabilities which are acquired or incurred principally for the purpose of trading, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Non-hedging derivatives are accounted for as trading instruments.

Financial instruments are designated at fair value through profit or loss upon initial recognition when:

- the assets or liabilities are managed, evaluated and reported internally on a fair value basis;
- the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise;
- the asset or liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract; or
- the separation of the embedded derivatives from the financial instrument is prohibited.

Financial assets and financial liabilities under this category are carried at fair value. Changes in the fair value are included in the profit and loss account in the period in which they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the profit and loss account.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (a) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading; (b) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available-for-sale; or (c) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available-for-sale. Loans and receivables mainly comprise placements with banks and other financial institutions, trade bills and loans and advances to customers.

Securities classified as loans and receivables typically comprise securities issued by the same customers with whom the Group has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer. These securities include commercial paper, short term debentures and preference shares issued by the borrower.

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less impairment losses, if any (Note 2(k)).

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity which the Group has the positive intention and ability to hold to maturity, other than (a) those that the Group, upon initial recognition, designates as at fair value through profit or loss or available for sale; and (b) those that meet the definition of loans and receivables.

Held-to-maturity investments are carried at amortised cost using the effective interest method less impairment losses, if any (Note 2(k)).

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated at available-for-sale or are not classified in any of the other three categories above. They include financial assets intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment.

Available-for-sale financial assets are carried at fair value except for investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less impairment losses, if any (Note 2(k)). Unrealised gains and losses arising from changes in the fair value are recognised directly in the investment revaluation reserve, except for foreign exchange gains and losses on monetary items such as debt securities which are recognised in the profit and loss account.

When the available-for-sale financial assets are sold, gains or losses on disposal include the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments which are released from the investment revaluation reserve.

Other financial liabilities
Financial liabilities, other than trading liabilities and those designated at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iii) *Fair value measurement principles*
The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs.

If there is no publicly available latest traded price nor a quoted market price on a recognised stock exchange or a price from a broker/dealer for non-exchange-traded financial instruments, or if the market for it is not active, the fair value of the instrument is estimated using valuation techniques that provide a reliable estimate of prices which could be obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date.

(iv) *Derecognition*
The Group derecognises a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership, have been transferred.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expires.

The Group uses the weighted average method to determine realised gains and losses to be recognised in the profit and loss account on derecognition.

(v) *Offsetting*
Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet only where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(vi) *Embedded derivatives*
An embedded derivatives is a component of a hybrid (combined) instrument that includes both the derivative and a host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. The embedded derivatives are separated from the host contract and accounted for as a derivative when (a) the economic characteristics and risks of the embedded derivative are not closely related to the host contract; and (b) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the profit and loss account.

When the embedded derivative is separated, the host contract is accounted for in accordance with note (ii) above.

(g) Hedging

(i) *Cash flow hedges*
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction and the hedge is effective, the gain or loss on the derivative financial instrument in relation to the hedged risk is recognised directly in equity.

(ii) *Fair value hedge*
A fair value hedge seeks to offset risks of changes in the fair value of an existing asset or liability that will give rise to a gain or loss being recognised in the profit and loss account.

The hedging instrument is measured at fair value, with fair value changes recognised in the profit and loss account. The carrying amount of the hedged item is adjusted by the amount of the changes in fair value of hedging instrument attributable to the risk being hedged. This adjustment is recognised in the profit and loss account to offset the effect of the gain or loss on the hedging instrument.

The Group currently does not use hedging accounting.

(h) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(k)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80A of HKAS 16 "Property, Plant and Equipment" issued by the Hong Kong Institute of Certified Public Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. Investment properties are valued annually by external independent valuation companies, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. No allowance has been made in the valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale.

Any gain or loss arising from a change in fair value is recognised in the income statement. Rental income from investment property is accounted for as described in Note 2(e).

When a bank property is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the bank property immediately prior to transfer and its fair value is recognised as a revaluation of bank premises as described in Note 2(h)(i).

If an investment property becomes owner-occupied, it is reclassified as bank premises and its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

A property interest under an operating lease is classified and accounted for as an investment property when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in Note 2(l).

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Any surplus that is included in the bank premises revaluation reserve of the related bank premises disposed is transferred to the general reserve.

(i) Amortisation and Depreciation

(i) *Bank premises*
Freehold land is not amortised. Leasehold land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

Investment properties are not depreciated.

(ii) *Other fixed assets*
Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(j) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(k)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associates.

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in the profit and loss account.

On disposal of a cash generating unit, or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit and loss on disposal.

(k) Impairment of Assets

At each balance sheet date, the carrying amount of the Group's assets are reviewed to determine whether there is objective evidence of impairment. If internal and external sources of information indicate such evidence exists, the carrying amount is reduced to the estimated recoverable amount and an impairment loss is recognised in the profit and loss account.

(i) *Loans and receivables*
The impairment losses of loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets.) Receivables with a short duration are not discounted if the effect of discounting is immaterial.

The total allowance for impairment losses consists of twp components: individual impairment allowances, and collective impairment allowances.

The group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The individual impairment allowance is based upon management's best estimate of the present value of the cash flows which are expected to be received discounted at the original effective interest rate. In estimating these cash flows, management makes judgements about the borrower's financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group. Each impaired asset is assessed on its own merits.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, the Group makes assumptions both to define the way the Group models inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the Group believes that the impairment allowances on loans and advances to customers are reasonable and supportable.

All loans and receivables are reviewed and analysed periodically. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and will be charged or credited to the profit and loss account. A reversal of impairment losses is limited to the loans and receivables' carrying amount that would have been determined had no impairment loss been recognised in prior years.

Where there is no reasonable prospect of recovery, the loan and the related interest receivables are written off.

(ii) *Held-to-maturity investments*
Impairment on held-to-maturity investments is considered at both an individual and collective level. The individual impairment allowance is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at asset's original effective interest rate, where the effect of discounting is material.

All significant assets found not to be individually impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are then collectively assessed for impairment by grouping together financial assets with similar risk characteristics.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

(iii) *Available-for-sale financial assets*
When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the profit and loss account. The amount of the cumulative loss that is recognised in the profit and loss account is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in the profit and loss account.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the equity securities and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset, where the effect of discounting is material.

Impairment losses recognised in the profit and loss account in respect of available-for-sale equity securities are not reversed through profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the profit and loss account.

(iv) *Other assets*
Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property and equipment (other than properties carried at revalued amounts);
- investments in subsidiaries and associates
- goodwill; and
- intangible assets

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses
An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Reversals of impairment losses
In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognized.

(v) *Interim financial reporting and impairment*
Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS34, Interim financial reporting, in respect of the first six months of the year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the year. (Note 2(k)(i) to (iv))

Impairment losses recognised in an interim period in respect of goodwill and available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the year to which the interim period relates.

(l) Leased Assets
Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) *Assets held under finance leases*
The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Revenue arising from finance leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(ii) *Assets held for use in operating leases*
Where the Group leases out assets under operating leases, the leased assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(iii) *Operating lease charges*
Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(m) Repossession of Assets
In the recovery of impaired loans and advances, the Group may take possession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in Note 2(k), impairment allowances for impaired loans and advances are maintained after taking into account the net realizable value of the collateral assets, usually resulting in a partial write-off of the loans and advances against impairment allowances. Repossessed assets are reported under other assets if it is highly probable that their carrying amount will be recovered through a sale transaction rather than through continuing use and the assets are available for sale in their present condition. Related loans and advances are then written off.

Repossessed assets are recorded at the lower of the amount of the related loans and advances and fair value less costs to sell at the date of exchange. They are not depreciated or amortised.

Impairment losses on initial classification and on subsequent remeasurement are recognised in the profit and loss account.

(n) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary difference, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing deductible temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Bank or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(o) Insurance Reserves and Provisions for Outstanding Claims
Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

These reserves and provisions are classified as other accounts and provisions.

(p) Provisions and Contingent liabilities
Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Bank has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Employee Benefits

(i) *Salaries, bonuses and leave benefits*
Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) *Performance-related bonus plan*
Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) *Retirement benefits*
Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of each employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with local practices and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(iv) *Share based payments*

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised.

For option schemes adopted in and after 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received. The fair value of share options granted to employees is recognised as an expense in the profit and loss account with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date using the trinomial model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to those share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged or credited to the profit and loss account for the year of the review unless the original expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Bank's shares.

The amount recognised in capital reserve is retained until either the option is exercised (when it is transferred to share premium) or the option expires (when it is released directly to retained profits)

(r) Related Parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) The party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) The Group and the party are subject to common control;

(iii) The party is an associate of the Group;

(iv) The party is a member of key management personnel of the Group, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) The party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) The party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(s) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(t) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

3. INTEREST INCOME

	2006	2005
	HK$'000	*HK$'000*
Listed securities	120,160	103,979
Others	12,745,433	7,702,555
Total interest income per profit and loss account	12,865,593	7,806,534

Included above is interest income accrued on impaired financial assets of HK$16,357,000 (2005: HK$45,648,000) which includes interest income on effect of discounting of HK$9,248,000 (2005: HK$4,753,000) (Note 24(b)) for the year ended 31st December, 2006.

4. INTEREST EXPENSE

	2006	2005
	HK$'000	*HK$'000*
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	7,871,506	4,035,540
Interest expense on subordinated notes carried at amortised cost	126,681	-
Other borrowings	1,771	10,736
Total interest expense per profit and loss account	7,999,958	4,046,276

5. FEE AND COMMISSION INCOME

Fee and commission income arises from the following services:

	2006	2005
	HK$'000	*HK$'000*
Corporate services	597,837	477,421
Loans, overdrafts and guarantees	300,575	295,346
Credit cards	307,475	236,030
Other retail banking services	140,683	134,710
Trade finance	110,713	102,458
Securities and asset management	262,245	192,285
Others	179,355	159,750
Total fee and commission income	1,898,883	1,598,000

6. NET TRADING PROFITS

	2006	2005
	HK$'000	*HK$'000*
Profit on dealing in foreign currencies	146,222	293,842
Profit on trading securities	479,545	106,207
(Loss)/profit on other dealing activities	(51,643)	22,122
Interest income on trading assets		
– listed	1,612	1,224
– unlisted	32,998	25,226
Interest income on interest rate swaps	656,971	505,690
Interest expense on interest rate swaps	(696,067)	(389,255)
Dividend income from listed trading securities	16,522	10,968
Total net trading profits	586,160	576,024

7. NET RESULT FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

	2006	2005
	HK$'000	*HK$'000*
Net gains	110,322	126,480
Interest income		
– listed	125,423	168,763
– unlisted	365,947	241,623
Interest expense	(353,719)	(579,757)
Dividend income from listed securities	204	345
	248,177	(42,546)

8. OTHER OPERATING INCOME

	2006	2005
	HK$'000	*HK$'000*
Dividend income from available-for-sale financial assets		
– listed	12,856	8,382
– unlisted	14,645	25,771
Rental from safe deposit boxes	86,293	85,269
Net revenue from insurance activities	51,809	88,759
Rental income on properties	53,553	43,194
Others	34,446	39,323
Total other operating income	253,602	290,698

9. OPERATING EXPENSES

	2006	2005
	HK$'000	*HK$'000*
Contributions to defined contribution plan*	127,460	107,372
Equity-settled share-based payment expenses	22,067	29,796
Salaries and other staff costs	1,713,721	1,461,300
Total staff costs	1,863,248	1,598,468
Premises and equipment expenses excluding depreciation		
– Rental of premises	206,425	164,558
– Maintenance, repairs and others	275,489	243,649
Total premises and equipment expenses excluding depreciation	481,914	408,207
Depreciation on fixed assets *(Note 30)*	299,074	258,563
Amortisation of intangible assets *(Note 29(b))*	2,231	-
Other operating expenses		
– Communications, stationery and printing	183,916	175,134
– Legal and professional fees	122,125	112,116
– Advertising expenses	158,011	124,962
– Business promotions and business travel	59,165	48,726
– Card related expenses	47,949	57,352
– Stamp duty, overseas and PRC** business taxes, and value added taxes	100,142	52,882
– Insurance expenses	13,342	13,469
– Bank charges	3,633	3,937
– Administration expenses of secretarial business	14,367	12,330
– Membership fees	5,286	5,299
– Bank licence	4,974	3,082
– Audit fee	5,160	5,198
– Donations	15,915	8,436
– Others	84,908	99,886
Total other operating expenses	818,893	722,809
Total operating expenses***	3,465,360	2,988,047

* *Forfeited contributions totalling HK$6,454,000 (2005: HK$5,751,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2005: Nil).*

** *PRC denotes the People's Republic of China.*

*** *Included in operating expenses are direct operating expenses of HK$11,949,000 (2005: HK$10,381,000) in respect of investment properties which generated rental income during the year.*

10. IMPAIRMENT LOSSES ON LOANS AND ADVANCES

	2006	2005
	HK$'000	*HK$'000*
Net charge for impairment losses on loans and advances		
Individual impairment loss		
– new provisions *(Note 21 and 24(b))*	372,819	530,594
– releases	(82,177)	(141,834)
– recoveries *(Note 21 and 24(b))*	(84,837)	(176,140)
	205,805	212,620
Collective impairment loss		
– new provisions	38,043	(71,135)
Net charge to profit and loss account	243,848	141,485

11. NET PROFIT ON SALE OF AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2006	2005
	HK$'000	*HK$'000*
Net revaluation gain transferred from reserves *(Note 37(h))*	41,766	-
Profit arising in current year	8,232	6,983
	49,998	6,983

12. INCOME TAX

(a) Taxation in the consolidated profit and loss account represents:

	2006	2005
	HK$'000	*HK$'000*
Current tax – provision for Hong Kong Profits Tax		
Tax for the year *(Note 32(a))*	508,542	366,845
Over-provision in respect of prior years	(21,687)	(107,005)
	486,855	259,840
Current tax – overseas		
Tax for the year	241,627	130,138
Over-provision in respect of prior years	(12,336)	(19,103)
	229,291	111,035
Deferred tax *(Note 32(b))*		
Origination and reversal of temporary differences	33,229	35,872
Movements in the value of investment properties	25,201	20,115
	58,430	55,987
	774,576	426,862

The provision for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year. Taxation for overseas branches and subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

BEA 東亞銀行

(b) **Reconciliation between tax expense and accounting profit at applicable tax rates**

	2006	2005
	HK$'000	HK$'000
Profit before tax	4,260,194	3,212,843
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	782,512	566,717
Tax effect of non-deductible expenses	115,371	96,965
Tax effect of non-taxable revenue	(82,690)	(126,902)
Tax effect of tax losses not recognised	24,332	25,973
Recognition of deferred tax assets on prior year tax losses	(7,283)	(5,660)
Over provision in prior years	(34,023)	(126,108)
Tax benefits derived from leasing partnerships	(23,393)	(4,847)
Others	(250)	724
Actual tax expense	774,576	426,862

13. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP

The consolidated profit attributable to equity holders of the Group includes a profit of HK$3,014,390,000 (2005: HK$2,613,939,000) which has been dealt with in the accounts of the Bank.

Reconciliation of the above amount to the Bank's profit for the year

	2006	2005
	HK$'000	HK$'000
Amount of consolidated profit attributable to equity holders dealt with in the Bank's financial statements	2,892,617	2,515,551
Final dividends from subsidiaries and associates attributable to the profits of the previous financial year, approved and paid during the year	121,773	98,388
Bank's profit for the year	3,014,390	2,613,939

14. DIVIDENDS

(a) **Dividends attributable to the year**

	2006	2005
	HK$'000	HK$'000
Interim dividend declared and paid of HK$0.43 per share on 1,538,750,041 shares (2005: HK$0.33 per share on 1,503,416,119 shares) *(Note 37(i))*	661,663	496,127
Final dividend paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank, of HK$0.93 (2005: HK$0.80)	6,342	1,702
Final dividend proposed after the balance sheet date of HK$1.03 per share on 1,550,142,050 shares (2005: HK$0.93 per share on 1,510,229,871 shares)	1,596,646	1,404,514
	2,264,651	1,902,343

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) **Dividends attributable to the previous financial year, approved and paid during the year**

	2006	2005
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.93 per share on 1,510,229,871 shares (2005: HK$0.80 per share on 1,491,998,551 shares)	1,404,514	1,193,599

15. EARNINGS PER SHARE

(a) **Basic earnings per share**

The calculation of basic earnings per share is based on earnings of HK$3,434,511,000 (2005: HK$2,748,725,000) and on the weighted average of 1,533,741,133 (2005: 1,502,313,852) ordinary shares outstanding during the year, calculated as follows:

Weighted average number of ordinary shares

	2006	2005
	Number of Shares	Number of Shares
Issued ordinary shares at 1st January	1,502,313,852	1,491,998,551
Effect of share options exercised and shares issued in lieu of dividends *(Note 36)*	31,427,281	10,315,301
Weighted average number of ordinary shares at 31st December	1,533,741,133	1,502,313,852

(b) **Diluted earnings per share**

The calculation of diluted earnings per share is based on earnings of HK$3,434,511,000 (2005: HK$2,748,725,000) and on 1,543,706,739 (2005: 1,506,328,927) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

Weighted average number of ordinary shares (diluted)

	2006	2005
	Number of Shares	Number of Shares
Weighted average number of ordinary shares at 31st December	1,533,741,133	1,502,313,852
Effect of deemed issue of ordinary shares under the Bank's share option scheme for nil consideration	9,965,606	4,015,075
Weighted average number of ordinary shares (diluted) at 31st December	1,543,706,739	1,506,328,927

16. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share options	Retirement scheme contributions	2006 Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Chairman and Chief Executive						
Dr. The Hon. Sir David LI Kwok-po	210	7,560	13,804	4,774	697	27,045
Executive Directors						
Mr. Joseph PANG Yuk-wing	100	3,241	3,549	2,387	299	9,576
Mr. CHAN Kay-cheung	100	3,240	3,549	2,387	299	9,575
Non-executive Directors						
Dr. LI Fook-wo	110	-	-	-	-	110
Dr. The Hon. Simon LI Fook-sean	35	-	-	-	-	35
Mr. Aubrey LI Kwok-sing	120	-	-	-	-	120
Dr. William MONG Man-wai	100	-	-	-	-	100
Tan Sri Dr. KHOO Kay-peng	100	-	-	-	-	100
Mr. Richard LI Tzar-kai	100	-	-	-	-	100
Mr. Eric LI Fook-chuen	115	-	-	-	-	115
Mr. Stephen Charles LI Kwok-sze	67	-	-	-	-	67
Independent Non-executive Directors						
Mr. WONG Chung-hin	110	-	-	-	-	110
Dr. LEE Shau-kee	110	-	-	-	-	110
Dr. Allan WONG Chi-yun	140	-	-	-	-	140
Mr. Winston LO Yau-lai	130	-	-	-	-	130
Mr. Thomas KWOK Ping-kwong	120	-	-	-	-	120
Mr. TAN Man-kou	110	-	-	-	-	110
Mr. Kenneth LO Chin-ming	110	-	-	-	-	110
	1,987	14,041	20,902	9,548	1,295	47,773

	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Share options	Retirement scheme contributions	2005 Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Chairman and Chief Executive						
Dr. The Hon. Sir David LI Kwok-po	210	7,216	14,632	941	666	23,665
Executive Directors						
Mr. Joseph PANG Yuk-wing	100	3,092	3,763	850	285	8,090
Mr. CHAN Kay-cheung	100	3,092	3,763	850	285	8,090
Non-executive Directors						
Dr. LI Fook-wo	110	-	-	-	-	110
Dr. The Hon. Simon LI Fook-sean	130	-	-	-	-	130
Mr. Aubrey LI Kwok-sing	120	-	-	-	-	120
Dr. William MONG Man-wai	100	-	-	-	-	100
Tan Sri Dr. KHOO Kay-peng	100	-	-	-	-	100
Mr. Richard LI Tzar-kai	100	-	-	-	-	100
Independent Non-executive Directors						
Mr. WONG Chung-hin	110	-	-	-	-	110
Dr. LEE Shau-kee	110	-	-	-	-	110
Dr. Allan WONG Chi-yun	140	-	-	-	-	140
Mr. Winston LO Yau-lai	130	-	-	-	-	130
Mr. Thomas KWOK Ping-kwong	120	-	-	-	-	120
Mr. TAN Man-kou	110	-	-	-	-	110
Mr. Kenneth LO Chin-ming	73	-	-	-	-	73
	1,863	13,400	22,158	2,641	1,236	41,298

Included in the above remuneration, share options were granted to Executive Directors under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 35.

17. FIVE TOP-PAID EMPLOYEES

	2006	2005
	HK$'000	HK$'000
Salaries and other emoluments	17,842	16,776
Performance-related bonuses	24,653	25,859
Share options	11,935	4,871
Pension contributions	1,645	1,547
	56,075	49,053

The remuneration of the five top-paid employees is within the following bands:

	2006	2005
	Number of Employees	Number of Employees
HK$		
4,500,001 - 5,000,000	-	1
5,000,001 - 5,500,000	2	1
8,000,001 - 8,500,000	-	2
9,500,001 - 10,000,000	2	-
23,500,001 - 24,000,000	-	1
27,000,001 - 27,500,000	1	-

Included in the emoluments of the five top-paid employees were the emoluments of 3 (2005: 3) Directors. Their respective directors' emoluments have been included in Note 16 above.

18. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) **Business segments**

The Group comprises the following main business segments:

Personal financial services includes branch operations, personal internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

2006

	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group								
Net interest income	2,259,845	1,823,940	768,121	459	14,959	(1,689)	-	4,865,635
Other operating income from external customers	550,399	463,822	966,880	598,820	101,052	17,704	-	2,698,677
Inter-segment income	-	-	-	-	-	149,168	(149,168)	-
Operating income	2,810,244	2,287,762	1,735,001	599,279	116,011	165,183	(149,168)	7,564,312
Operating expenses	(1,542,398)	(844,678)	(338,201)	(359,794)	(159,783)	(220,506)	-	(3,465,360)
Inter-segment expenses	(121,253)	(15,584)	(5,832)	-	(1,006)	(5,493)	149,168	-
Operating profit before impairment losses	1,146,593	1,427,500	1,390,968	239,485	(44,778)	(60,816)	-	4,098,952
Impairment losses on loans and advances	(31,052)	(212,784)	1,588	(1,789)	189	-	-	(243,848)
Impairment losses on bank premises	-	-	-	-	-	27,681	-	27,681
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	24,560	12,972	-	-	-	-	37,532
Impairment losses on goodwill	-	-	-	-	(23,698)	-	-	(23,698)
Operating profit after impairment losses	1,115,541	1,239,276	1,405,528	237,696	(68,287)	(33,135)	-	3,896,619
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	49,981	-	1,493	(8,250)	-	43,224
Valuation gains on investment properties	-	-	-	-	137,277	-	-	137,277
Share of profits less losses of associates	1,822	31,061	98,744	-	51,964	(1,017)	-	182,574
Profit before taxation	1,117,363	1,270,337	1,554,253	237,696	122,947	(42,402)	-	4,260,194
Income tax	(209,755)	(233,070)	(273,735)	(44,693)	(13,323)	-	-	(774,576)
Profit after taxation	907,608	1,037,267	1,280,518	193,003	109,624	(42,402)	-	3,485,618
Attributable to:								
Equity holders of the Group	907,608	1,037,267	1,280,515	140,469	111,054	(42,402)	-	3,434,511
Minority interests	-	-	3	52,534	(1,430)	-	-	51,107
Profit after taxation	907,608	1,037,267	1,280,518	193,003	109,624	(42,402)	-	3,485,618
Depreciation for the year	(112,438)	(57,630)	(22,259)	(14,019)	(7,297)	(85,431)	-	(299,074)
Segment assets	54,999,355	113,727,808	109,300,351	898,940	4,982,267	1,134,481	-	285,043,202
Investments in associates	42,885	513,125	168,044	-	351,049	835	-	1,075,938
Unallocated assets	-	-	-	-	-	8,083,177	-	8,083,177
Total assets	55,042,240	114,240,933	109,468,395	898,940	5,333,316	9,218,493	-	294,202,317
Segment liabilities	143,750,674	65,775,116	41,133,198	85,386	2,168,122	-	-	252,912,496
Unallocated liabilities	-	-	-	-	-	5,490,777	-	5,490,777
Loan capital	-	-	-	-	-	8,154,315	-	8,154,315
Total liabilities	143,750,674	65,775,116	41,133,198	85,386	2,168,122	13,645,092	-	266,557,588
Capital expenditure incurred during the year	76,941	167,049	151,904	84,430	5,326	136,785	-	621,837

BEA 東亞銀行

	2005 Restated							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group								
Net interest income	1,550,584	1,457,495	740,633	173	4,519	(1,150)	-	3,760,254
Other operating income from external customers	471,893	204,778	923,121	479,230	90,975	21,291	-	2,192,280
Inter-segment income	-	-	-	-	-	125,431	(125,431)	-
Operating income	2,023,481	1,662,265	1,631,754	479,403	95,494	145,572	(125,431)	5,952,538
Operating expenses	(1,380,683)	(660,203)	(290,419)	(282,637)	(150,645)	(207,460)	-	(2,988,047)
Inter-segment expenses	(106,823)	(12,969)	(5,193)	-	(446)	-	125,431	-
Operating profit before impairment losses	535,975	981,093	1,368,142	196,766	(55,597)	(61,888)	-	2,964,491
Impairment losses on loans and advances	24,478	(168,519)	3,021	(5,449)	4,984	-	-	(141,485)
Impairment losses on bank premises	-	-	-	-	-	(210,140)	-	(210,140)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	(7,358)	(33,239)	-	(194)	389	-	(40,393)
Operating profit after impairment losses	560,453	805,216	1,337,923	191,317	(50,807)	(271,639)	-	2,572,473
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	6,354	-	591	365,473	-	372,418
Valuation gains on investment properties	-	-	-	-	234,221	-	-	234,221
Share of profits less losses of associates	769	33,588	3,125	-	(5,259)	1,508	-	33,731
Profit before taxation	561,222	838,804	1,347,412	191,317	178,746	95,342	-	3,212,843
Income tax	(77,519)	(111,411)	(185,983)	(26,465)	(25,484)	-	-	(426,862)
Profit after taxation	483,703	727,393	1,161,429	164,852	153,262	95,342	-	2,785,981
Attributable to:								
Equity holders of the Group	483,703	727,393	1,161,429	126,866	153,992	95,342	-	2,748,725
Minority interests	-	-	-	37,986	(730)	-	-	37,256
Profit after taxation	483,703	727,393	1,161,429	164,852	153,262	95,342	-	2,785,981
Depreciation for the year	(82,343)	(47,388)	(19,953)	(28,029)	(4,297)	(74,553)	-	(256,563)
Segment assets	52,593,807	89,583,033	83,765,267	743,249	3,216,695	710,657	-	230,612,728
Investments in associates	38,313	346,355	75,166	-	306,794	1,852	-	768,580
Unallocated assets	-	-	-	-	-	7,418,174	-	7,418,174
Total assets	52,632,120	89,929,388	83,840,553	743,249	3,523,489	8,130,683	-	238,799,482
Segment liabilities	117,038,208	58,864,730	20,475,447	53,831	1,686,814	-	-	198,069,110
Unallocated liabilities	-	-	-	-	-	7,777,064	-	7,777,064
Loan capital	-	-	-	-	-	8,548,780	-	8,548,780
Total liabilities	117,038,208	58,864,730	20,475,447	53,831	1,686,814	16,325,844	-	214,394,954
Capital expenditure incurred during the year	101,932	119,187	161,709	63,846	12,681	195,388	-	654,743

The Group revised its internal transfer pricing process during the year. The comparative figures of segment reporting have been restated to reflect the new methodology.

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

	2006					
	Hong Kong	People's Republic of China	Other Asian Countries	Others	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group						
Operating income	5,755,931	1,289,963	363,274	621,172	(466,028)	7,564,312
Profit before taxation	3,069,261	721,226	237,587	232,120	-	4,260,194
Total assets	236,848,380	64,224,867	20,502,975	23,972,200	(51,346,105)	294,202,317
Total liabilities	209,971,501	63,287,825	19,620,135	20,252,609	(46,574,482)	266,557,588
Contingent liabilities and commitments	41,683,215	9,775,953	6,509,521	4,256,031	-	62,224,720
Capital expenditure during the year	311,143	180,747	31,605	90,342	-	621,837

	2005					
	Hong Kong	People's Republic of China	Other Asian Countries	Others	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group						
Operating income	4,497,027	784,880	289,355	568,760	(187,484)	5,952,538
Profit before taxation	2,367,323	371,777	182,446	291,299	-	3,212,843
Total assets	201,212,351	40,930,346	17,116,798	31,207,227	(51,667,240)	238,799,482
Total liabilities	177,558,418	40,645,670	16,493,743	27,949,790	(48,252,667)	214,394,954
Contingent liabilities and commitments	35,229,638	5,421,444	4,427,718	4,126,700	-	49,205,500
Capital expenditure during the year	584,846	43,764	5,690	23,443	-	654,743

19. CASH AND BALANCES WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Cash in hand	605,104	549,715	584,536	532,653
Balances with central banks	2,133,118	379,905	2,049,110	337,643
Balances with banks and other financial institutions	5,579,524	3,595,967	5,438,467	3,506,119
	8,317,746	4,525,587	8,072,113	4,376,415

20. PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Placements with banks and authorised institutions	65,753,545	43,560,999	64,995,721	43,266,358
Placements with other financial institutions	1,110,500	1,786,256	1,110,500	1,786,256
	66,864,045	45,347,255	66,106,221	45,052,614
Maturing				
– within one month	49,407,915	40,638,370	48,858,054	40,409,405
– between one month and one year	17,456,130	4,708,885	17,248,167	4,643,209
	66,864,045	45,347,255	66,106,221	45,052,614

21. TRADE BILLS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Gross trade bills	620,463	612,630	620,463	612,630
Less: Impairment allowances – collectively assessed	-	(43)	-	(43)
	620,463	612,587	620,463	612,587

Movement of impairment allowances for 2006

	The Group		The Bank	
	Individual	Collective	Individual	Collective
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	-	43	-	43
New provisions charged to profit and loss account *(Note 10)*	-	(45)	-	(45)
Provisions released back to profit and loss account	(1,094)	-	(1,094)	-
Recoveries *(Note 10)*	1,094	-	1,094	-
Exchange adjustments	-	2	-	2
At 31st December	-	-	-	-

Movement of impairment allowances for 2005

	The Group		The Bank	
	Individual	Collective	Individual	Collective
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	-	499	-	499
New provisions charged to profit and loss account *(Note 10)*	-	(446)	-	(446)
Provisions released back to profit and loss account	(21)	-	(21)	-
Recoveries *(Note 10)*	21	-	21	-
Exchange adjustments	-	(10)	-	(10)
At 31st December	-	43	-	43

22. TRADING ASSETS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	497,915	1,494,650	497,915	1,494,650
Debt securities	161,153	165,683	161,153	165,683
Equity securities	1,350,059	601,139	1,321,766	584,941
Investment funds	265,990	245,682	265,990	245,682
Trading securities	2,275,117	2,507,154	2,246,824	2,490,956
Positive fair values of derivatives *(Note 41(b))*	662,417	738,425	653,059	736,650
	2,937,534	3,245,579	2,899,883	3,227,606
Issued by:				
Central governments and central banks	497,915	1,494,650	497,915	1,494,650
Public sector entities	161,153	165,684	161,153	165,684
Banks and other financial institutions	700,158	435,494	698,366	433,970
Corporate entities	901,673	411,326	875,172	396,652
Other entities	14,218	-	14,218	-
	2,275,117	2,507,154	2,246,824	2,490,956
Analysed by place of listing:				
Listed in Hong Kong	1,177,448	494,508	1,149,155	478,310
Listed outside Hong Kong	201,555	144,233	201,555	144,233
	1,379,003	638,741	1,350,710	622,543
Unlisted	896,114	1,868,413	896,114	1,868,413
	2,275,117	2,507,154	2,246,824	2,490,956

23. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Certificates of deposit held	95,685	94,290	95,685	94,290
Debt securities	8,546,958	10,053,081	8,517,854	10,023,643
Equity securities	836	10,336	836	-
	8,643,479	10,157,707	8,614,375	10,117,933
Issued by:				
Central governments and central banks	39,123	46,409	39,123	46,409
Public sector entities	134,845	172,022	134,845	172,022
Banks and other financial institutions	1,149,969	1,264,079	1,129,002	1,242,911
Corporate entities	7,319,542	8,668,041	7,311,405	8,656,591
Other entities	-	7,156	-	-
	8,643,479	10,157,707	8,614,375	10,117,933
Analysed by place of listing:				
Listed in Hong Kong	1,364,389	1,773,428	1,364,389	1,763,152
Listed outside Hong Kong	1,408,981	1,931,168	1,383,725	1,905,442
	2,773,370	3,704,596	2,748,114	3,668,594
Unlisted	5,870,109	6,453,111	5,866,261	6,449,339
	8,643,479	10,157,707	8,614,375	10,117,933

BEA東亞銀行

P.9

24. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

(a) Advances to customers and other accounts

		The Group		The Bank	
		2006	2005	2006	2005
		HK$'000	HK$'000	HK$'000	HK$'000
(i)	Advances to customers	166,178,102	138,743,747	160,163,418	133,316,623
	Less: Impairment allowances				
	– Individual	(254,014)	(295,575)	(160,096)	(204,122)
	– Collective	(443,874)	(478,995)	(431,676)	(471,854)
		165,480,214	137,969,177	159,571,646	132,640,647
(ii)	Other accounts				
	Advances to banks and other financial institutions	2,454,109	2,424,120	2,454,109	2,424,120
	Notes and bonds	344,076	387,934	339,720	383,435
	Certificates of deposit held	38,890	38,775	38,890	38,775
	Accrued interest	1,172,578	985,567	1,112,116	938,165
	Other accounts	5,641,146	3,069,729	4,178,266	2,855,923
		9,650,799	6,906,125	8,123,101	6,640,418
	Less: Impairment allowances				
	– Individual	(26,118)	(28,570)	-	-
	– Collective	(8,229)	(9,943)	-	-
		9,616,452	6,867,612	8,123,101	6,640,418
		175,096,666	144,836,789	167,694,747	139,281,065

(b) Impairment allowances against advances and other accounts for 2006

The Group

	Advances to customers		Other Accounts		Total	
	Individual	Collective	Individual	Collective	Individual	Collective
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	295,575	478,995	28,570	9,943	324,145	488,938
New provisions charged to profit and loss account *(Note 10)*	366,669	39,926	6,150	(1,838)	372,819	38,088
Net provisions released back to profit and loss account	(153,220)	-	(3,452)	-	(156,672)	-
Amounts written off	(337,840)	(80,059)	(5,580)	-	(343,420)	(80,059)
Recoveries *(Note 10)*	83,539	-	204	-	83,743	-
Additions through acquisition of subsidiaries	-	-	92	-	92	-
Effect of discounting *(Note 3)*	(9,248)	-	-	-	(9,248)	-
Exchange adjustments	8,539	5,012	134	124	8,673	5,136
At 31st December	254,014	443,874	26,118	8,229	280,132	452,103

The Bank

	Advances to customers		Other Accounts		Total	
	Individual	Collective	Individual	Collective	Individual	Collective
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	204,122	471,854	-	-	204,122	471,854
New provisions charged to profit and loss account	361,822	34,818	-	-	361,822	34,818
Net provisions released back to profit and loss account	(151,384)	-	-	-	(151,384)	-
Amounts written off	(336,735)	(80,058)	-	-	(336,735)	(80,058)
Recoveries	82,809	-	-	-	82,809	-
Effect of discounting	(9,100)	-	-	-	(9,100)	-
Exchange adjustments	8,562	5,062	-	-	8,562	5,062
At 31st December	160,096	431,676	-	-	160,096	431,676

Impairment allowances against advances and other accounts for 2005

The Group

	Advances to customers		Other Accounts		Total	
	Individual	Collective	Individual	Collective	Individual	Collective
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	289,632	603,798	32,011	13,294	321,643	617,092
New provisions charged to profit and loss account *(Note 10)*	520,369	(68,687)	10,225	(2,002)	530,594	(70,689)
Net provisions released back to profit and loss account	(307,155)	-	(6,045)	-	(313,200)	-
Amounts written off	(370,884)	(54,540)	(7,672)	-	(378,556)	(54,540)
Recoveries *(Note 10)*	176,052	111	67	-	176,119	111
Effect of discounting *(Note 3)*	(4,753)	-	-	-	(4,753)	-
Other movements	32	4	-	(1,298)	32	(1,294)
Exchange adjustments	(7,718)	(1,691)	(16)	(51)	(7,734)	(1,742)
At 31st December	295,575	478,995	28,570	9,943	324,145	488,938

The Bank

	Advances to customers		Other Accounts		Total	
	Individual	Collective	Individual	Collective	Individual	Collective
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	192,644	595,623	-	1,298	192,644	596,921
New provisions charged to profit and loss account	517,005	(67,587)	-	-	517,005	(67,587)
Net provisions released back to profit and loss account	(299,605)	-	-	-	(299,605)	-
Amounts written off	(368,727)	(54,540)	-	-	(368,727)	(54,540)
Recoveries	175,257	111	-	-	175,257	111
Effect of discounting	(4,702)	-	-	-	(4,702)	-
Other movements	32	4	-	(1,298)	32	(1,294)
Exchange adjustments	(7,782)	(1,757)	-	-	(7,782)	(1,757)
At 31st December	204,122	471,854	-	-	204,122	471,854

(c) Advances to customers - by industry sectors

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

	2006	2005
	HK$'000	HK$'000
The Group		
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	6,422,770	5,870,869
– Property investment	20,464,978	19,316,009
– Financial concerns	1,865,472	1,867,677
– Stockbrokers	258,562	204,725
– Wholesale and retail trade	1,322,504	1,399,776
– Manufacturing	1,884,745	1,744,187
– Transport and transport equipment	4,118,384	4,132,657
– Others	7,031,257	6,294,634
– Sub-total	43,368,672	40,830,534
Individuals		
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,117,688	1,320,946
– Loans for the purchase of other residential properties	36,956,206	37,188,222
– Credit card advances	2,409,027	1,769,653
– Others	4,728,035	3,571,901
– Sub-total	45,210,956	43,850,722
Total loans for use in Hong Kong	88,579,628	84,681,256
Trade finance	3,464,619	3,753,789
Loans for use outside Hong Kong	74,133,855	50,308,702
Total advances to customers	166,178,102	138,743,747

(d) Impaired advances to customers

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Gross impaired advances to customers	1,294,188	1,434,979	1,128,258	1,265,629
Individual impairment allowances	254,014	295,575	160,096	204,122
Gross impaired loans and advances as a % of total loans and advances to customers	0.78%	1.03%	0.70%	0.95%

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

There were no impaired advances to banks and other financial institutions as at 31st December, 2006 and 31st December, 2005, nor were there any individual impairment allowances made for them on these two dates.

(e) Advances to customers – Net investment in finance leases

Advances to customers include net investment in equipment leased under finance leases. The total minimum lease payments receivable under finance leases and their present values at the year end are as follows:

The Group and The Bank

	2006			2005		
	Present value of the minimum lease payments	Interest income relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest income relating to future periods	Total minimum lease payments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts receivable:						
Within one year	981,767	222,438	1,204,205	909,490	212,620	1,122,110
After one year but within five years	1,281,289	494,641	1,775,930	1,242,323	500,010	1,742,333
After five years	1,920,007	848,158	2,768,165	1,918,878	810,971	2,729,849
	4,183,063	1,565,237	5,748,300	4,070,691	1,523,601	5,594,292
Less: Individual impairment allowances	(3,867)			(9,222)		
Net investment in finance leases	4,179,196			4,061,469		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

25. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	4,221,416	3,083,677	4,190,581	3,083,678
Certificates of deposit held	943,306	1,114,810	934,346	1,105,961
Debt securities	3,274,524	2,956,664	2,711,545	2,490,953
Equity securities	3,398,552	1,028,231	2,231,997	916,186
Investment funds	164,399	215,739	33,066	107,224
	12,002,197	8,399,121	10,101,535	7,704,002
Issued by:				
Central governments and central banks	4,344,171	4,407,841	4,280,311	4,368,175
Public sector entities	220,749	472,573	163,881	419,220
Banks and other financial institutions	5,058,286	1,911,991	3,944,250	1,821,839
Corporate entities	2,214,163	1,390,960	1,680,027	987,544
Other entities	164,828	215,756	33,066	107,224
	12,002,197	8,399,121	10,101,535	7,704,002
Analysed by place of listing:				
Listed in Hong Kong	2,771,512	379,450	1,556,460	209,461
Listed outside Hong Kong	1,949,661	1,592,390	1,462,927	1,196,938
	4,721,173	1,971,840	3,019,387	1,406,399
Unlisted	7,281,024	6,427,281	7,082,148	6,297,603
	12,002,197	8,399,121	10,101,535	7,704,002

BEA

26. HELD-TO-MATURITY INVESTMENTS

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	84,044	45,193	38,069	37,474
Certificates of deposit held	1,614,028	1,324,571	867,558	910,014
Debt securities	8,551,287	11,678,082	7,429,249	10,377,968
	10,249,359	13,047,846	8,334,876	11,325,456
Less: Impairment allowances – individually assessed	-	(30,887)	-	(30,887)
	10,249,359	13,016,959	8,334,876	11,294,569
Issued by:				
Central governments and central banks	5,417,161	7,728,378	5,351,748	7,716,808
Public sector entities	746,137	742,993	625,158	515,465
Banks and other financial institutions	2,881,767	3,329,907	1,587,625	2,274,617
Corporate entities	1,204,294	1,215,681	770,345	787,679
	10,249,359	13,016,959	8,334,876	11,294,569
Analysed by place of listing:				
Listed in Hong Kong	80,663	55,487	52,819	27,516
Listed outside Hong Kong	1,773,409	1,957,404	1,312,375	1,530,512
	1,854,072	2,012,891	1,365,194	1,558,028
Unlisted	8,395,287	11,004,068	6,969,682	9,736,541
	10,249,359	13,016,959	8,334,876	11,294,569
Market value:				
Listed securities	1,847,348	2,003,701	1,365,449	1,551,806
Unlisted securities	8,269,760	10,828,860	6,830,620	9,542,096
	10,117,108	12,832,561	8,196,069	11,093,902

27. INVESTMENTS IN SUBSIDIARIES

	The Bank	
	2006	2005
	HK$'000	HK$'000
Unlisted shares, at cost	2,962,553	2,291,079
Less: impairment allowances	(169,850)	(169,850)
	2,792,703	2,121,229

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary.

Details of these companies are as follows:-

Name of company	Place of incorporation and operation	Issued and paid-up capital	% Held by The Bank	% Held by The Group	Nature of business
Bank of East Asia (Trustees) Limited	Hong Kong	HK$150,000,000	100%		Trustee
BEA Pacific Asia Limited	Hong Kong	US$13,000,000		100%	Investment holding
BEA Pacific Holding Company Limited	Bermuda	HK$1,248,000,000	100%		Investment holding
BEA Pacific (Vanuatu) Limited	Vanuatu	US$100,000	100%		Holding of a single outstanding deposit
Blue Cross (Asia-Pacific) Insurance Limited	Hong Kong	HK$300,000,000	100%		Insurance
East Asia Asset Management Company Limited	Hong Kong	HK$10,000,000	100%		Asset management
East Asia Corporate Services (BVI) Limited	BVI	US$250,000		75.6%	Registered agent and trustee services
East Asia Electronic Data Processing (Guangzhou) Limited (Note 1)	PRC	US$3,000,000		100%	Servicing
East Asia Financial Services (BVI) Ltd.	BVI	US$23,296,000	100%		Investment holding
East Asia Futures Limited	Hong Kong	HK$7,000,000	100%		Futures and options trading
* East Asia Holding Company, Inc.	U.S.A.	US$5	100%		Bank holding company
East Asia Indonesian Holdings Limited	Seychelles	US$100,000		100%	Investment holding
East Asia Investment Holdings Limited	Hong Kong	HK$100,000,000	100%		Securities trading
East Asia Investments Holdings (BVI) Ltd.	BVI	HK$186,038,725	100%		Investment holding
East Asia Properties Holding Company Limited	Hong Kong	HK$10,000	100%		Investment holding
* East Asia Properties (US), Inc.	U.S.A.	US$5		100%	Property holding
East Asia Property Agency (China) Company Limited	Hong Kong	HK$1,000,000	100%		Property agency
East Asia Property Agency Company Limited	Hong Kong	HK$1,000,000	100%		Property agency
East Asia Secretaries (BVI) Limited	BVI	HK$300,000,000		75.6%	Investment holding
East Asia Securities Company Limited	Hong Kong	HK$25,000,000	100%		Securities broking
East Asia Strategic Holdings Limited	BVI	US$50,000,000	100%		Investment holding
Flowery World Corporation	BVI	US$1		75.6%	Holding company
Leader One Limited	BVI	US$1	100%		Investment holding
Manilink Company Limited	BVI	US$90	51.1%		Investment holding
Secretaries Limited	Hong Kong	HK$2		75.6%	Business, corporate and investor services
The Bank of East Asia (BVI) Limited	BVI	US$1,000,000	100%		Banking services
The Bank of East Asia (Canada)	Canada	C$38,000,000	100%		Banking services
* The Bank of East Asia (U.S.A.) N.A.	U.S.A.	US$4,500		100%	Banking
Tricor Consultancy (Beijing) Limited (Note 1)	PRC	US$850,000		75.6%	Business consultancy
Tricor Holdings Limited	BVI	US$7,001		75.6%	Investment holding
Tricor Holdings Pte. Ltd.	Singapore	S$2		75.6%	Investment holding
Tricor Investor Services Limited	Hong Kong	HK$2		75.6%	Investor services
Tricor Services Limited	Hong Kong	HK$2		75.6%	Business, corporate and investor services
Tricor Singapore Pte. Ltd	Singapore	S$1		75.6%	Business management and consultancy services, and employment agency
Vitaway (Mauritius) Limited	Mauritius	US$1		75.6%	Regional treasurer

Notes:

1. Represents a wholly foreign owned enterprise.
2. BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

* *Companies not audited by KPMG. The accounts of the subsidiaries not audited by KPMG reflect total net assets and total income constituting approximately 2.0% and 0.5% respectively of the related consolidated totals.*

28. INVESTMENTS IN ASSOCIATES

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted shares, at cost	-	-	358,851	266,983
Share of net assets	1,076,731	793,132	-	-
Goodwill	69	70	-	-
	1,076,800	793,202	358,851	266,983
Less: Impairment allowances	(62)	(24,622)	(118,961)	(147,380)
	1,076,738	768,580	239,890	119,603

Loans to associates amounting to HK$121,155,000 (2005: HK$99,545,000) are included under advances to customers.

Share of associates' taxation for the year amounted to HK$43,570,000 (2005: HK$11,726,000).

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group:

Name of company	Place of incorporation and operation	% of ordinary shares held by The Bank	% of ordinary shares held by The Group	Nature of Business
DaimlerChrysler Financial Services China Limited	Hong Kong		20%	Financing, leasing and insurance services
DaimlerChrysler Financial Services Korea Limited	Republic of Korea		20%	Financial services
East Asia GE Commercial Finance Limited	Hong Kong	50%		Factoring
ICEA Finance Holdings Limited	BVI	25%		Investment holding
Platinum Holdings Company Limited	Cayman Islands	30%		Investment holding
PT. Bank Resona Perdania	Indonesia		30%	Banking and related financial services
Sunfire Enterprises Limited	BVI		20%	Property development
TCL Finance Co., Ltd.	PRC	20%		Financial services and cash management
Trans-Ocean Insurance Company, Limited	Hong Kong	48.7%		Insurance

Notes: BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

Summary financial information on associates

	Assets	Liabilities	Equity	Revenues	Profit
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
2006					
100 per cent	15,438,203	12,179,373	3,258,830	1,354,722	621,178
Group's effective interest	4,190,955	3,114,224	1,076,731	359,415	182,574
2005					
100 per cent	6,597,033	4,472,987	2,124,046	539,968	130,213
Group's effective interest	1,937,902	1,144,770	793,132	123,175	33,731

29. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets includes goodwill arising on business combinations and acquired intangible assets. Acquired intangible assets comprise core deposits which are amortised over their estimated economic useful life of ten years.

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Goodwill	2,592,330	2,494,950	1,460,292	1,460,292
Acquired intangible assets	12,986	-	-	-
	2,605,316	2,494,950	1,460,292	1,460,292

(a) Goodwill

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January	2,494,950	2,448,156	1,460,292	1,460,292
Additions through acquisition of subsidiaries	95,251	51,593	-	-
Impairment loss	(23,698)	-	-	-
Exchange adjustments	25,827	(4,799)	-	-
At 31st December	2,592,330	2,494,950	1,460,292	1,460,292

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's cash-generating units (CGU) identified according to business segment as follows:

	2006	2005
	HK$'000	HK$'000
Personal Financial Services	849,637	849,637
Corporate Banking	453,007	453,007
Investment Banking	157,648	157,648
Corporate Services	962,867	904,200
Others	169,171	130,458
	2,592,330	2,494,950

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The pre-tax discount rate used for value-in-use calculations is 11.74% (2005: 11.37%) and the long-term growth rate is 5% (2005: 5%).

Management determined the budgeted net profit based on past performance and its expectation for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

The impairment loss recognised during the year relates solely to the Group's investment management and advisory services carried out by a subsidiary. As the carrying value of this cash-generating unit has been reduced to its recoverable amount, any adverse change in the assumptions noted above would cause the current carrying value to be in excess of the recoverable amount.

(b) Intangible assets (other than goodwill)

Intangible assets include acquired core deposits. Intangible assets are stated at cost less accumulated amortisation and impairment loss (Note 2(k)(iv)).

Amortisation of intangible assets with finite useful lives is charged to the profit and loss account on a diminishing basis over the assets' estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available to use and their estimated useful lives are as follows:-

Acquired core deposits 10 years

Both the period and method of amortisation are reviewed annually.

BEA 東亞銀行

	The Group 2006	The Group 2005	The Bank 2006	The Bank 2005
	HK$'000	HK$'000	HK$'000	HK$'000
Cost				
At 1st January	-	-	-	-
Additions through acquisition of subsidiaries	15,219	-	-	-
At 31st December	15,219	-	-	-
Accumulated amortisation and impairment losses				
At 1st January	-	-	-	-
Amortisation charge for the year *(Note 9)*	(2,231)	-	-	-
Exchange adjustments	(2)	-	-	-
At 31st December	(2,233)	-	-	-
Carrying amount at 31st December	12,986	-	-	-

30. FIXED ASSETS

2006 The Group

	Investment Properties	Bank Premises	Furniture, Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2006	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Additions	-	133,493	377,874	511,367	511,367
Additions through acquisition	-	-	6,071	6,071	6,071
Revaluation surplus	137,777	-	-	-	137,777
Revaluation of bank premises transferred to investment properties	-	35,054	-	35,054	35,054
Transfer from bank premises to investment properties	231,068	(231,068)	-	(231,068)	-
Disposals	(39,400)	(13,977)	(139,610)	(153,587)	(192,987)
Exchange adjustments	8,510	2,586	11,512	14,098	22,608
At 31st December, 2006	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
Accumulated depreciation and amortisation					
At 1st January, 2006	-	671,201	1,227,217	1,898,418	1,898,418
Additions through acquisition	-	-	3,698	3,698	3,698
Charge for the year *(Note 9)*	-	78,709	220,365	299,074	299,074
Revaluation of bank premises transferred to investment properties	-	(34,390)	-	(34,390)	(34,390)
Impairment loss	-	(27,681)	-	(27,681)	(27,681)
Written back on disposals	-	(5,403)	(119,345)	(124,748)	(124,748)
Exchange adjustments	-	1,132	9,099	10,231	10,231
At 31st December, 2006	-	683,568	1,341,034	2,024,602	2,024,602
Net book value at 31st December, 2006	1,288,541	3,547,001	914,063	4,461,064	5,749,605
The gross amounts of the above assets are stated:					
At cost	-	3,389,480	2,255,097	5,644,577	5,644,577
At Directors' valuation - 1989	-	841,089	-	841,089	841,089
At professional valuation - 2006	1,288,541	-	-	-	1,288,541
	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207

2006 The Bank

	Investment Properties	Bank Premises	Furniture, Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2006	979,680	4,061,867	1,735,978	5,797,845	6,777,525
Additions	-	133,032	302,152	435,184	435,184
Revaluation surplus	134,707	-	-	-	134,707
Revaluation of bank premises transferred to investment properties	-	35,054	-	35,054	35,054
Transfer from bank premises to investment properties	241,768	(241,768)	-	(241,768)	-
Disposals	(39,400)	(13,976)	(110,903)	(124,879)	(164,279)
Exchange adjustments	-	2,245	9,935	12,180	12,180
At 31st December, 2006	1,316,755	3,976,454	1,937,162	5,913,616	7,230,371
Accumulated depreciation and amortisation					
At 1st January, 2006	-	593,225	1,062,702	1,655,927	1,655,927
Charge for the year	-	73,686	180,333	254,019	254,019
Revaluation of bank premises transferred to investment properties	-	(34,390)	-	(34,390)	(34,390)
Impairment loss	-	(27,681)	-	(27,681)	(27,681)
Written back on disposals	-	(5,402)	(96,580)	(101,982)	(101,982)
Exchange adjustments	-	1,035	8,328	9,363	9,363
At 31st December, 2006	-	600,473	1,154,783	1,755,256	1,755,256
Net book value at 31st December, 2006	1,316,755	3,375,981	782,379	4,158,360	5,475,115
The gross amounts of the above assets are stated:					
At cost	-	3,135,365	1,937,162	5,072,527	5,072,527
At Directors' valuation - 1989	-	841,089	-	841,089	841,089
At professional valuation - 2006	1,316,755	-	-	-	1,316,755
	1,316,755	3,976,454	1,937,162	5,913,616	7,230,371

2005 The Group

	Investment Properties	Bank Premises	Furniture, Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2005	802,934	4,907,305	1,836,895	6,744,200	7,547,134
Additions	-	192,514	410,636	603,150	603,150
Additions through acquisition	-	-	4,164	4,164	4,164
Revaluation surplus	234,221	-	-	-	234,221
Revaluation of bank premises transferred to investment properties	-	5,001	-	5,001	5,001
Transfer from bank premises to investment properties	227,971	(227,971)	-	(227,971)	-
Disposals	(311,482)	(570,756)	(242,487)	(813,243)	(1,124,725)
Exchange adjustments	(3,058)	(1,612)	(9,958)	(11,570)	(14,628)
At 31st December, 2005	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Accumulated depreciation and amortisation					
At 1st January, 2005	-	580,588	1,268,796	1,849,384	1,849,384
Additions through acquisition	-	-	2,237	2,237	2,237
Charge for the year *(Note 9)*	-	68,158	190,405	258,563	258,563
Revaluation of bank premises transferred to investment properties	-	(7,428)	-	(7,428)	(7,428)
Write back of impairment loss	-	210,140	-	210,140	210,140
Written back on disposals	-	(179,871)	(226,597)	(406,468)	(406,468)
Exchange adjustments	-	(386)	(7,624)	(8,010)	(8,010)
At 31st December, 2005	-	671,201	1,227,217	1,898,418	1,898,418
Net book value at 31st December, 2005	950,586	3,633,280	772,033	4,405,313	5,355,899
The gross amounts of the above assets are stated:					
At cost	-	3,438,023	1,999,250	5,437,273	5,437,273
At Directors' valuation - 1989	-	866,458	-	866,458	866,458
At professional valuation - 2005	950,586	-	-	-	950,586
	950,586	4,304,481	1,999,250	6,303,731	7,254,317

2005 The Bank

	Investment Properties	Bank Premises	Furniture, Fixtures and Equipment	Sub-total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation					
At 1st January, 2005	644,216	4,447,190	1,605,234	6,052,424	6,696,640
Additions	-	192,514	358,630	551,144	551,144
Revaluation surplus	226,276	-	-	-	226,276
Revaluation of bank premises transferred to investment properties	-	7,107	-	7,107	7,107
Transfer from bank premises to investment properties	309,670	(309,670)	-	(309,670)	-
Disposals	(200,482)	(273,942)	(220,561)	(494,503)	(694,985)
Exchange adjustments	-	(1,332)	(7,325)	(8,657)	(8,657)
At 31st December, 2005	979,680	4,061,867	1,735,978	5,797,845	6,777,525
Accumulated depreciation and amortisation					
At 1st January, 2005	-	356,291	1,132,483	1,488,774	1,488,774
Charge for the year	-	63,214	145,235	208,449	208,449
Revaluation of bank premises transferred to investment properties	-	(7,428)	-	(7,428)	(7,428)
Write back of impairment loss	-	210,140	-	210,140	210,140
Written back on disposals	-	(28,703)	(208,911)	(237,614)	(237,614)
Exchange adjustments	-	(289)	(6,105)	(6,394)	(6,394)
At 31st December, 2005	-	593,225	1,062,702	1,655,927	1,655,927
Net book value at 31st December, 2005	979,680	3,468,642	673,276	4,141,918	5,121,598
The gross amounts of the above assets are stated:					
At cost	-	3,195,409	1,735,978	4,931,387	4,931,387
At Directors' valuation - 1989	-	866,458	-	866,458	866,458
At professional valuation - 2005	979,680	-	-	-	979,680
	979,680	4,061,867	1,735,978	5,797,845	6,777,525

The net book value of bank premises and investment properties comprises:

	The Group 2006 Investment Properties	The Group 2006 Bank Premises	The Group 2005 Investment Properties	The Group 2005 Bank Premises
	HK$'000	HK$'000	HK$'000	HK$'000
Freeholds				
Held outside Hong Kong	108,686	163,688	82,006	97,454
Leaseholds				
Held in Hong Kong				
On long lease (over 50 years)	879,700	1,455,520	499,500	1,694,121
On medium-term lease (10 - 50 years)	289,600	1,402,823	271,700	1,408,949
Held outside Hong Kong				
On long lease (over 50 years)	-	176,954	57,501	128,419
On medium-term lease (10 - 50 years)	10,555	348,016	39,879	304,337
	1,288,541	3,547,001	950,586	3,633,280

BEA東亞銀行

	The Bank			
	2006		2005	
	Investment Properties	Bank Premises	Investment Properties	Bank Premises
	HK$'000	HK$'000	HK$'000	HK$'000
Freeholds				
Held outside Hong Kong	-	79,895	-	13,131
Leaseholds				
Held in Hong Kong				
On long lease (over 50 years)	879,700	1,455,520	499,500	1,694,121
On medium-term lease (10 - 50 years)	426,500	1,315,596	382,800	1,330,485
Held outside Hong Kong				
On long lease (over 50 years)	-	176,954	57,501	128,419
On medium-term lease (10 - 50 years)	10,555	348,016	39,879	302,486
	1,316,755	3,375,981	979,680	3,468,642

The carrying amount of bank premises of the Group and the Bank would have been HK$2,531,195,000 (2005: HK$1,949,626,000) and HK$2,376,387,000 (2005: HK$1,749,947,000) respectively had they been stated at cost less accumulated depreciation.

Investment properties in Hong Kong were valued at HK$1,169,300,000 as at 31st December, 2006 by an independent valuer, DTZ Debenham Tie Leung Limited, Chartered Surveyors who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. The valuation has been incorporated in the accounts as at 31st December, 2006 and it was performed on an open market value basis.

The Group leases out investment properties under operating leases. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

Rental income receivable from investment properties held for use under operating leases amounted to HK$53,553,000 in 2006 (2005: HK$43,194,000). There was no contingent rental recognised during the year 2006 (2005: Nil).

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	55,549	38,414	54,143	35,825
After one year but within five years	59,021	53,036	50,605	44,461
After five years	1,081	3,775	-	928
	115,651	95,225	104,748	81,214

31. AMOUNTS DUE FROM AND DUE TO SUBSIDIARIES

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

(a) Amounts Due from Subsidiaries

	The Bank	
	2006	2005
	HK$'000	HK$'000
Financial institutions	8,938	244,132
Others	1,925,557	1,484,685
	1,934,495	1,728,817

(b) Amounts Due to Subsidiaries

	The Bank	
	2006	2005
	HK$'000	HK$'000
Financial institutions	228,040	4,364,094
Others	1,447,603	5,488,283
	1,675,643	9,852,377

32. INCOME TAX IN THE BALANCE SHEET

(a) Current Taxation in the Balance Sheet Represents:

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Provision for Hong Kong Profits Tax for the year (Note 12(a))	508,542	366,845	443,087	312,167
Provisional Profits Tax paid	(299,011)	(243,916)	(254,605)	(193,677)
	209,531	122,929	188,482	118,490
Balance of Profits Tax provision relating to prior years	17,478	76,939	5,000	75,730
Overseas taxation	107,088	61,827	102,341	54,363
	334,097	261,695	295,823	248,583

(b) Deferred Tax Assets and Liabilities Recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

The Group

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of available-for-sale securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2006	276,111	211,553	174,514	(49,124)	-	(25,512)	1,474	589,016
Write off against investment	-	(206,875)	-	-	-	-	-	(206,875)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	1,113	(1,481)	25,201	31,512	-	4,470	(2,384)	58,430
Credited to reserves (Note 37(c) and (h))	-	-	11,195	-	109,777	-	-	120,972
Additions through acquisition of subsidiary	54	-	-	-	-	-	-	54
Exchange and other adjustments	54	-	-	(201)	-	(2,461)	(40)	(2,648)
At 31st December, 2006	277,331	3,197	210,910	(17,813)	109,777	(23,503)	(950)	558,949

The Group

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of available-for-sale securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2005	315,211	382,210	192,217	(70,394)	-	(73,277)	1,653	739,620
Write off against investment	-	(167,276)	-	-	-	-	-	(167,276)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	(38,999)	(3,381)	20,115	29,109	-	44,510	4,633	55,987
Charged to reserves (Note 37(c))	-	-	(37,818)	-	-	-	-	(37,818)
Exchange and other adjustments	(101)	-	-	161	-	3,255	(4,812)	(1,497)
At 31st December, 2005	276,111	211,553	174,514	(49,124)	-	(25,512)	1,474	589,016

The Bank

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of available-for-sale securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2006	275,004	211,553	174,514	(46,814)	-	(22,923)	5,326	596,660
Write off against investment	-	(206,875)	-	-	-	-	-	(206,875)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	(39)	(1,481)	25,201	35,176	-	2,733	2,271	63,861
Credited to reserves (Note 37 (c) and (h))	-	-	11,195	-	109,841	-	-	121,036
Exchange and other adjustments	-	-	-	(221)	-	(2,462)	(3)	(2,686)
At 31st December, 2006	274,965	3,197	210,910	(11,852)	109,841	(22,652)	7,594	571,998

The Bank

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of available-for-sale securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2005	302,667	382,210	192,217	(76,431)	-	(67,921)	5,776	738,518
Write off against investment	-	(167,276)	-	-	-	-	-	(167,276)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	(27,663)	(3,381)	20,115	29,427	-	41,743	4,633	64,874
Charged to reserves (Note 37(c))	-	-	(37,818)	-	-	-	-	(37,818)
Exchange and other adjustments	-	-	-	198	-	3,255	(5,072)	(1,632)
At 31st December, 2005	275,004	211,553	174,514	(46,814)	-	(22,923)	5,326	596,660

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Net deferred tax assets recognised on the balance sheet	(39,169)	(38,469)	(22,905)	(30,233)
Net deferred tax liabilities recognised on the balance sheet	598,118	627,485	594,903	626,893
	558,949	589,016	571,998	596,660

(c) Deferred Tax Assets Not Recognised

The Group has not recognised deferred tax assets in respect of cumulative tax losses of HK$221,940,000 (2005: HK$121,853,000) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdiction and entity. Under the current tax legislation, the expiry dates of the tax losses were as follows:

	2006	2005
	HK$'000	HK$'000
Expiring within 5 years	22,705	30,398
Expiring more than 5 years	3,781	4,001
No expiry date	195,454	87,454
	221,940	121,853

33. OTHER LIABILITIES

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
(a) Trading liabilities				
Exchange fund bills sold	199,800	1,194,545	199,800	1,194,545
Exchange fund notes sold	33,459	35,336	33,459	35,336
Short positions in securities	8,060	-	8,060	-
	241,319	1,229,881	241,319	1,229,881
Negative fair value of derivatives	701,276	707,118	693,056	705,188
	942,595	1,936,999	934,375	1,935,069
(b) Other Accounts and Provisions				
Accrued interest payable	854,862	722,175	784,977	543,145
Other accounts	7,191,792	6,186,085	3,661,087	4,192,304
	8,046,654	6,908,260	4,446,064	4,735,449

34. LOAN CAPITAL

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
US$550 million 7.5% subordinated notes, measured at fair value through profit or loss	-	4,273,921	-	-
US$550 million 5.625% subordinated notes, measured at fair value through profit or loss	4,288,824	4,274,859	4,288,824	4,274,859
US$500 million floating rate subordinated notes, measured at amortised cost	3,865,491	-	3,865,491	-
	8,154,315	8,548,780	8,154,315	4,274,859

Loan capital of face value of HK$4,277,873,000 (US$550,000,000) and carrying amount of HK$4,288,824,000 represents 5.625% subordinated notes qualifying as tier 2 capital which were issued on 13th December, 2005 by the Bank. The notes are listed on The Stock Exchange of Hong Kong Limited and will mature on 13th December, 2015.

BEA

On 16th February, 2006, the Bank redeemed the 7.5% subordinated notes with face value of HK$4,277,873,000 (US$550,000,000) which was issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly-owned finance subsidiary of the Bank.

On 27th June, 2006, the Bank issued floating rate subordinated notes qualifying as tier 2 capital with face value of HK$3,888,975,000 (US$500,000,000). The carrying amount of the notes as at 31st December, 2006 was HK$3,865,491,000. The notes will mature on 28th June, 2011.

35. EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

(a) Particulars of share options

Date of Grant	Vesting Period	Exercise Period	Exercise Price Per Share
			HK$
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05

(b) The number and weighted average exercises prices of share options are as follows:

	2006		2005	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	HK$	*000*	*HK$*	*000*
Outstanding at the beginning of the year	21.12	40,910	19.38	30,075
Exercised during the year	20.94	(19,845)	15.70	(4,498)*
Granted during the year	33.05	3,250	22.95	16,410
Lapsed during the year	23.00	(255)	22.95	(1,077)
Outstanding at the end of the year	22.86	24,860	21.12	40,910
Exercisable at the end of the year	21.27	20,810	19.95	24,920

The weighted average share price at the date of exercise for shares options exercised during the year was HK$32.40 (2005: HK$23.04).

The options outstanding at 31st December, 2006 had an exercise price from HK$14.90 to HK$33.05 (2005: from HK$14.90 to HK$23.23) and a weighted average remaining contractual life of 2.76 years (2005: 3.31 years).

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share option granted is measured based on a trinomial lattice model. The contractual life of the option is used as an input into this model.

	2006	2005
Fair value at measurement date	HK$6.38	HK$1.57
Share price	HK$33.05	HK$22.95
Exercise price	HK$33.05	HK$22.95
Expected volatility (expressed as weighted average volatility used in the modelling under trinomial lattice model)	23.27%	11.31%
Option life	5 years	5 years
Expected dividends	7.35%	6.69%
Risk-free interest rate (based on Exchange Fund Notes)	4.63%	3.15%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

36. SHARE CAPITAL

	2006		2005	
	No. of shares	Nominal value	No. of shares	Nominal value
	000	*HK$'000*	*000*	*HK$'000*
Authorised:				
Ordinary shares of HK$2.50 each	2,600,000	6,500,000	2,600,000	6,500,000
Issued and fully paid:				
At 1st January	1,510,229	3,775,575	1,491,998	3,729,996
Shares issued under Staff Share Option Schemes	19,845	49,612	4,498	11,245
Shares issued in lieu of dividends	20,068	50,168	13,733	34,334
At 31st December	1,550,142	3,875,355	1,510,229	3,775,575

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible employees. The option price of the Schemes adopted before 2002 was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of offer of such options. For the Schemes adopted in and after 2002, the exercise price equals the fair value of the underlying shares at the date of grant. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant.

(a) Shares Issued under Staff Share Option Scheme

During the year, options were exercised to subscribe for 19,845,000 ordinary shares in the Bank at a consideration of HK$415,523,000 of which HK$49,612,000 was credited to share capital and the balance of HK$365,911,000 was credited to the share premium account (Note 37). HK$40,217,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in Note 2(q)(iv).

(b) Terms of Unexpired and Unexercised Share Options at Balance Sheet Date

Date of options granted	Option price	2006 No. of shares	2005 No. of shares
19/4/2001	HK$16.96	–	2,015,000
18/4/2002	HK$15.80	1,855,000	2,285,000
02/5/2003	HK$14.90	2,895,000	6,270,000
22/4/2004	HK$23.23	5,750,000	14,350,000
03/5/2005	HK$22.95	10,310,000	15,990,000
03/5/2006	HK$33.05	3,250,000	–
		24,060,000	40,910,000

37. RESERVES

		2006 The Group	2006 The Bank
		HK$'000	*HK$'000*
(a)	Share Premium (undistributable)		
	At 1st January	656,429	656,429
	Net premium on shares issued under Staff Share Option Schemes	365,911	365,911
	Transfer of the fair value of options from capital reserve – share options issued	40,217	40,217
	Shares issued in lieu of dividends	(50,168)	(50,168)
	Capital fee	(251)	(251)
	As 31st December	1,012,138	1,012,138
(b)	General Reserve		
	At 1st January	12,643,214	12,425,169
	Transfer from retained profits	12,590	–
	Realised surplus on disposals transferred from revaluation reserve	1,353	1,353
	Shares issued in lieu of dividends	599,825	599,825
	At 31st December	13,256,982	13,026,347
(c)	Revaluation Reserve on Bank Premises (undistributable)		
	At 1st January	778,933	781,039
	Recognition of net deferred tax liabilities *(Note 32(b))*	(11,195)	(11,195)
	Revaluation surplus on bank premises transferred to investment properties	69,444	69,444
	Realised surplus on disposals transferred to general reserve	(1,353)	(1,353)
	At 31st December	835,829	837,935
(d)	Statutory Reserves (undistributable)		
	At 1st January and 31st December	(14)	–
(e)	Capital Reserve (undistributable)		
	At 1st January and 31st December	86,436	–
(f)	Exchange Revaluation Reserve (undistributable)		
	At 1st January	78,568	46,658
	Exchange adjustments	105,725	79,043
	At 31st December	184,293	125,701
(g)	Capital Reserve - Staff Share Options issued (undistributable)		
	At 1st January	69,806	69,806
	Transfer of the fair value of options to share premium	(40,217)	(40,217)
	Forfeited options transferred to retained profits	(400)	(400)
	Addition	22,067	22,067
	At 31st December	51,256	51,256
(h)	Investment Revaluation Reserve (undistributable)		
	At 1st January	358,729	345,273
	Changes in fair value of securities	653,701	440,584
	Reversal upon disposal	(41,766)	(33,716)
	Recognition of deferred tax liabilities *(Note 32(b))*	(109,777)	(109,841)
	Exchange adjustments	301	(346)
	At 31st December	861,188	641,954
(i)	Retained Profits		
	At 1st January	5,749,689	4,348,064
	Net profit for the year	3,434,511	3,018,617
	Transfer to general reserve	(12,590)	–
	Transfer in respect of forfeited options	400	400
	Dividends *(Note 14)*		
	– Interim dividend	(661,663)	(661,663)
	– Final dividend in respect of previous year	(1,410,856)	(1,410,856)
	At 31st December	7,099,491	5,294,562
(j)	Total Reserves	23,387,599	20,989,893

		2005 The Group	2005 The Bank
		HK$'000	*HK$'000*
(a)	Share Premium (undistributable)		
	At 1st January	631,188	631,188
	Net premium on shares issued under Staff Share Option Schemes	59,393	59,393
	Transfer of the fair value of options from capital reserve – share options issued	240	240
	Shares issued in lieu of dividends	(34,334)	(34,334)
	Capital fee	(58)	(58)
	As 31st December	656,429	656,429
(b)	General Reserve		
	At 1st January	12,045,266	11,883,314
	Transfer from retained profits	6,095	–
	Realised surplus on disposals transferred from revaluation reserve	278,819	228,821
	Shares issued in lieu of dividends	313,034	313,034
	At 31st December	12,643,214	12,425,169
(c)	Revaluation Reserve on Bank Premises (undistributable)		
	At 1st January	1,007,505	957,507
	Release of net deferred tax liabilities *(Note 32(b))*	37,818	37,818
	Revaluation surplus on bank premises transferred to investment properties	12,429	14,535
	Realised surplus on disposals transferred to general reserve	(278,819)	(228,821)
	At 31st December	778,933	781,039
(d)	Statutory Reserves (undistributable)		
	At 1st January	1,410	–
	Transfer to realised reserve	(1,424)	–
	At 31st December	(14)	–
(e)	Capital Reserve (undistributable)		
	At 1st January and 31st December	86,436	–
(f)	Exchange Revaluation Reserve (undistributable)		
	At 1st January	49,813	44,801
	Exchange adjustments	28,755	1,857
	At 31st December	78,568	46,658

BEA 東亞銀行

	2005	
	The Group	The Bank
	HK$'000	HK$'000
(g) Capital Reserve - Staff Share Options issued (undistributable)		
At 1st January	41,749	41,749
Transfer of the fair value of options to share premium	(240)	(240)
Forfeited options transferred to retained profits	(1,499)	(1,499)
Addition	29,796	29,796
At 31st December	69,806	69,806
(h) Investment Revaluation Reserve (undistributable)		
At 1st January	–	–
Changes in fair value of securities	359,477	345,285
Exchange adjustments	(748)	(12)
At 31st December	358,729	345,273
(i) Retained Profits		
At 1st January	4,695,564	3,422,443
Net profit for the year	2,748,725	2,615,550
Transfer to general reserve	(6,095)	–
Transfer to profit and loss account on disposal of associates	1,424	–
Transfer in respect of forfeited options	1,499	1,499
Dividends *(Note 14)*		
– Interim dividend	(496,127)	(496,127)
– Final dividend in respect of previous year	(1,195,301)	(1,195,301)
At 31st December	5,749,689	4,348,064
(j) Total Reserves	20,421,790	18,672,438

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

Revaluation reserve on bank premises and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and foreign currency translation.

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves are equal to the registered capital for certain associates.

Capital reserve represents the capitalization of subsidiaries' reserves.

Capital reserve – staff share options issued comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Bank recognised in accordance with the accounting policy adopted for share based payment in Note 2(q)(iv).

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale securities held until the securities are derecognised and is dealt with in accordance with the accounting policies in Notes 2(f) and (k).

A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 31st December, 2006, HK$606,000,000 (2005: HK$391,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

At 31st December, 2006, the aggregate amount of reserves available for distribution to equity holders of the Bank was HK$18,320,909,000 (2005: HK$16,773,233,000). After the balance sheet date the directors proposed a final dividend of HK$1.03 per ordinary share (2005: HK$0.93 per share), amounting to HK$1,596,646,000 (2005: HK$1,404,514,000). The dividend has not been recognised as a liability at the balance sheet date.

38. MINORITY INTERESTS

	2006	2005
	HK$'000	HK$'000
At 1 January	207,163	165,655
– acquisition of subsidiaries	2,561	975
– (increase)/decrease in shareholding	(29,268)	3,409
– share of revaluation surplus of available-for-sale financial assets	149,196	–
– exchange adjustments	1,016	(132)
Profit for the year	51,107	37,256
At 31 December	381,775	207,163

39. FINANCIAL RISK MANAGEMENT

This section presents information on the Group's financial risk management.

The Group has in place a credit risk management system to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies covering credit risk, market risk, interest rate risk, liquidity risk, operational risk, legal risk, reputation risk and strategic risk of the Group are reviewed regularly by the Management and related recognised committees, and recommendations are made by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business and counterparty risks from trading activities.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group.

The Credit Committee is responsible for all credit risk related issues of the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, 20-grade loan classification system, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes.

The Group's credit risk management for the major types of credit risk is depicted as follows: –

(i) *Corporate credit risk*

The Group has laid down policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate customers, the Group has a detailed risk grading system that is applied to each counterparty. To monitor concentration risk, the Group has pre-set limits for exposures to individual industries and for borrowers and groups of borrowers. The Group also has a review process to ensure that the level of review and approval is proper and will depend on the size of the facility and risk grading of the credit.

The Group undertakes on-going credit analysis and monitoring at several levels. The policies are designed to promote early detection of counterparty, industry or product exposures that require special monitoring. The overall portfolio risk as well as individual impaired loans and potential impaired loans are being monitored on a regular basis.

(ii) *Retail credit risk*

The Group's retail credit policy and approval process are designed for the fact that there are high volumes of relatively homogeneous and small value transactions in each retail loan category. The formulation of credit policies is primarily based on the demographic factors and the loss experience of the loan portfolios. The Group monitors its own and industry experience to determine and periodically revise product terms and desired customer profiles.

(iii) *Credit risk for treasury transactions*

The credit risk of the Group's treasury transactions is managed in the same way as the Group manages its corporate lending risk. The Group applies a risk grading system to its counterparties and sets individual counterparty limits.

(iv) *Credit-related commitment*

The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(v) *Concentrations of credit risk*

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instruments is diversified along geographic, industry and product sectors.

The Group has been monitoring its concentration risk by adopting appropriate risk control measures, such as setting limits on exposures to different industries and loan portfolios.

(b) Market risk management

Market risk arises from all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to avoid excessive exposure to earnings and equity and to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of the market risks. The Board has delegated the responsibility for ongoing general market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy with respect to interest rates trend review.

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest, foreign exchange rate and equity related contracts, which are over-the-counter derivatives or exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

The Group sets various positions and sensitivity limit structures. Additionally, the Group applies sensitivity analysis and scenario analysis, both on individual portfolios and on the Group's consolidated positions to assess the potential impact on the Group's earnings as a result of extreme movements in market prices.

(i) *Currency risk*

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

The Group uses Value-at-risk (VaR) to quantify the market risk exposure of the trading activities. VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and at a given level of confidence.

Structural foreign currency positions, which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from VaR measurements as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

The following table indicates the concentration of currency risk at the balance sheet date:

The Group

	2006			2005		
	USD	Other Foreign currencies	Total	USD	Other Foreign currencies	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets						
Cash and balances with banks and other financial institutions	1,637,240	5,312,077	6,949,317	1,393,234	2,542,041	3,935,275
Placements with banks and others financial institutions	25,836,121	16,830,116	42,666,237	15,597,931	15,560,624	31,158,555
Trade bills	569,059	29,835	598,894	544,671	38,489	583,160
Trading assets	549,298	23,243	572,541	655,968	52,329	708,297
Financial assets designated at fair value through profit or loss	6,478,579	363,766	6,842,345	7,213,078	482,023	7,695,101
Advances to customers and other accounts	30,939,797	39,449,526	70,389,323	27,842,618	20,911,673	48,754,291
Available-for-sale financial assets	2,093,595	1,824,624	3,918,219	2,261,946	1,299,916	3,561,862
Held-to-maturity investments	8,032,353	786,697	8,819,050	10,539,293	854,589	11,393,882
Investment in associates	299,061	99,761	398,822	230,086	–	230,086
Fixed assets	145,519	185,432	330,951	140,208	137,507	277,715
Goodwill and intangible assets	205,443	301,405	506,848	130,007	254,479	384,486
Deferred tax assets	14,747	23,277	38,024	13,130	24,196	37,326
Spot assets	76,800,812	65,229,759	142,030,571	66,562,170	42,157,866	108,720,036
Liabilities						
Deposits and balances of banks and other financial institutions	(2,516,000)	(27,026,486)	(29,542,486)	(1,457,589)	(11,882,661)	(13,340,250)
Deposits from customers	(58,328,752)	(35,645,267)	(93,974,019)	(50,232,124)	(31,269,238)	(81,501,362)
Trading liabilities	(341,909)	(24,305)	(366,214)	(369,905)	(50,241)	(420,146)
Certificates of deposit issued	(1,246,096)	(751,747)	(1,997,843)	(940,558)	(1,200,077)	(2,140,635)
Current taxation	(22,275)	(85,562)	(107,837)	(8,852)	(47,892)	(56,744)
Deferred tax liabilities	–	(65)	(65)	–	(583)	(583)
Other accounts and provisions	(2,067,863)	164,225	(1,903,638)	(773,183)	(657,973)	(1,431,156)
Loan capital	(8,154,315)	–	(8,154,315)	(8,548,780)	–	(8,548,780)
Spot liabilities	(72,677,210)	(63,369,207)	(136,046,417)	(62,330,991)	(45,108,665)	(107,439,656)
Forward purchases	20,344,824	5,781,102	26,125,926	35,405,365	9,675,954	45,081,319
Forward sales	(23,720,263)	(5,455,516)	(29,175,779)	(37,794,571)	(5,105,132)	(42,899,703)
Net option position	(8,787)	33,038	24,251	(167,403)	39,989	(127,414)
Net long non-structural position	739,376	2,219,176	2,958,552	1,674,570	1,660,012	3,334,582
Net structural position	1,779,312	2,003,470	3,782,782	1,603,598	1,932,795	3,536,393

The Bank

	2006			2005		
	USD	Other Foreign currencies	Total	USD	Other Foreign currencies	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets						
Cash and balances with banks and other financial institutions	1,498,074	5,229,089	6,727,163	1,316,186	2,520,905	3,837,091
Placements with banks and others financial institutions	25,087,102	16,821,311	41,908,413	15,314,757	15,549,156	30,863,913
Trade bills	569,059	29,835	598,894	544,671	38,489	583,160
Trading assets	539,942	23,242	563,184	654,192	52,329	706,521
Financial assets designated at fair value through profit or loss	6,449,475	363,766	6,813,241	7,183,639	481,963	7,665,602
Advances to customers and other accounts	25,440,563	36,890,428	62,330,991	22,459,630	18,514,570	40,974,200
Available-for-sale financial assets	1,556,585	1,820,864	3,377,449	1,826,865	1,294,973	3,121,838
Amounts due from subsidiaries	399,687	445,083	844,770	705,017	323,954	1,028,971
Held-to-maturity investments	7,179,749	665,506	7,845,255	9,742,240	693,176	10,435,416
Investment in subsidiaries and associates	1,377,658	208,666	1,586,324	1,206,184	208,666	1,414,850
Fixed assets	7,329	74,130	81,459	8,519	49,186	57,705
Goodwill and intangible assets	-	-	-	-	-	-
Deferred tax assets	3,713	19,192	22,905	9,392	20,841	30,233
Spot assets	70,108,936	62,591,112	132,700,048	60,971,292	39,748,208	100,719,500
Liabilities						
Deposits and balances of banks and other financial institutions	(2,388,519)	(26,936,406)	(29,324,925)	(1,417,651)	(11,742,321)	(13,159,972)
Deposits from customers	(50,927,325)	(33,658,685)	(84,586,010)	(34,193,746)	(26,898,227)	(61,091,973)
Trading liabilities	(333,703)	(24,305)	(358,008)	(367,975)	(50,241)	(418,216)
Certificates of deposit issued	(1,246,096)	(751,747)	(1,997,843)	(940,558)	(1,200,077)	(2,140,635)
Amount due to subsidiaries	(924,774)	(227,190)	(1,151,964)	(8,030,973)	(1,417,586)	(9,448,559)
Current taxation	(12,667)	(86,924)	(99,591)	(4,579)	(44,700)	(49,279)
Deferred tax liabilities	-	-	-	-	-	-
Other accounts and provisions	(1,886,061)	249,046	(1,637,015)	(550,522)	(607,396)	(1,157,918)
Loan capital	(8,154,315)	-	(8,154,315)	(4,274,859)	-	(4,274,859)
Spot liabilities	(65,873,460)	(61,436,211)	(127,309,671)	(49,780,863)	(41,960,548)	(91,741,411)
Forward purchases	20,219,638	5,769,959	25,989,597	35,169,837	9,651,861	44,821,698
Forward sales	(23,709,253)	(5,330,330)	(29,039,583)	(37,771,315)	(4,869,603)	(42,640,918)
Net option position	(8,787)	33,038	24,251	(167,403)	39,989	(127,414)
Net long non-structural position	737,074	1,627,568	2,364,642	8,421,548	2,609,907	11,031,455
Net structural position	1,779,312	2,003,470	3,782,782	1,603,598	1,932,795	3,536,393

The net option position is calculated using the model user approach, which has been approved by the HKMA. The net structural position includes the Bank's overseas branches, banking subsidiaries and other subsidiaries substantially involved in foreign exchange trading and include structural assets or liabilities as follows:

- investments in property and equipment, net of depreciation charges;
- capital and statutory reserves of overseas branches;
- investments in overseas subsidiaries and related companies; and
- loan capital

(ii) *Interest rate risk*

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is daily managed by the Treasury Department within the limit approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

The following table summarises the range of effective average interest rates for the year ended 31st December for monetary financial instruments:

	The Group		The Bank	
	2006	2005	2006	2005
	%	%	%	%
Assets				
Cash and short-term funds and placements with banks and other financial institutions	0-8.50	0-6.99	0-8.50	0-6.99
Trade bills, advances to customers and advances to banks and other financial institutions	1.02-45.00	1.01-17.89	1.02-18.59	1.01-17.89
Securities *(Note)*	1.00-7.55	1.80-8.14	1.00-7.55	1.80-8.14
Liabilities				
Deposits and balances of banks and other financial institutions	0-7.24	0.02-6.49	0-7.24	0.02-6.49
Deposits from customers	0-15.00	0-10.19	0-15.00	0-10.19
Certificates of deposit issued and loan capital	1.43-6.31	2.69-7.59	1.43-6.31	2.69-7.59

Note: Securities include certificates of deposit held, trading assets, financial assets designated at fair value through profit or loss, securities measured as loans and receivables, available-for-sale financial assets and held-to-maturity investments.

The following table indicates the expected next repricing dates (or maturity dates whichever are earlier) for the interest bearing assets and liabilities at the balance sheet date.

The Group

	2006					
	3 months or less	Over 3 months to 1 year	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets						
Cash and balances with banks and other financial institutions	6,848,009	-	-	-	1,469,737	8,317,746
Placements with banks and other financial institutions	64,315,952	2,548,093	-	-	-	66,864,045
Trade bills	519,097	38,795	-	-	62,571	620,463
Trading assets	507,272	132,754	2,267	28,945	2,266,296	2,937,534
Financial assets designated at fair value through profit or loss	324,615	721,641	7,458,909	115,786	22,528	8,643,479
Advances to customers	112,017,825	26,276,107	19,601,784	5,158,092	2,426,406	165,480,214
Other accounts	1,822,209	1,091,033	126,218	-	6,576,992	9,616,452
Available-for-sale financial assets	4,397,360	1,521,793	1,911,622	638,242	3,533,180	12,002,197
Held-to-maturity investments	1,137,134	931,836	6,920,478	1,259,667	244	10,249,359
Non-interest bearing assets	-	-	-	-	9,470,828	9,470,828
Total Assets	191,889,473	33,262,052	36,021,278	7,200,732	25,828,782	294,202,317
Liabilities						
Deposits and balances of banks and other financial institutions	15,074,659	14,328,509	1,503,779	946,399	105,836	31,959,182
Deposits from customers	185,194,140	12,341,018	4,167,681	386,586	7,434,795	209,524,220
Trading liabilities	207,472	1,756	33,842	99	699,426	942,595
Certificates of deposit issued	3,033,404	357,975	3,607,028	-	-	6,998,407
Loan capital	-	3,865,491	-	4,288,824	-	8,154,315
Non-interest bearing liabilities	-	-	-	-	8,978,869	8,978,869
Total liabilities	203,509,675	30,894,749	9,312,330	5,621,908	17,218,926	266,557,588
Interest rate sensitivity gap	(11,620,202)	2,367,303	26,708,948	1,578,824		

The Group

	2005					
	3 months or less	Over 3 months to 1 year	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets						
Cash and balances with banks and other financial institutions	3,535,135	-	-	-	990,452	4,525,587
Placements with banks and other financial institutions	45,157,647	178,306	-	-	11,302	45,347,255
Trade bills	506,124	46,551	-	-	59,912	612,587
Trading assets	1,532,252	128,082	-	-	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	5,483,318	2,077,374	2,307,561	276,618	12,836	10,157,707
Advances to customers	98,476,617	16,248,467	16,403,574	5,171,849	1,668,670	137,969,177
Other accounts	1,512,723	1,199,401	81,418	-	4,074,070	6,867,612
Available-for-sale financial assets	4,327,227	699,762	1,298,663	850,069	1,223,400	8,399,121
Held-to-maturity investments	1,655,381	3,341,529	6,444,223	1,483,086	92,740	13,016,959
Non-interest bearing assets	-	-	-	-	8,657,898	8,657,898
Total Assets	162,186,424	23,919,472	26,535,439	7,781,622	18,376,525	238,799,482
Liabilities						
Deposits and balances of banks and other financial institutions	8,147,166	5,601,056	28,306	-	8,891	13,785,419
Deposits from customers	156,004,202	8,220,726	3,720,830	827,409	7,121,758	175,894,925
Trading liabilities	1,195,342	397	33,846	296	707,118	1,936,999
Certificates of deposit issued	1,497,709	1,999,760	2,933,922	-	-	6,431,391
Loan capital	4,265,305	-	-	4,274,859	8,616	8,548,780
Non-interest bearing liabilities	-	-	-	-	7,797,440	7,797,440
Total liabilities	171,109,724	15,821,939	6,716,904	5,102,564	15,643,823	214,394,954
Interest rate sensitivity gap	(8,923,300)	8,097,533	19,818,535	2,679,058		

The Bank

	2006					
	3 months or less	Over 3 months to 1 year	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets						
Cash and balances with banks and other financial institutions	6,757,117	-	-	-	1,314,996	8,072,113
Placements with banks and other financial institutions	63,688,406	2,417,815	-	-	-	66,106,221
Trade bills	519,097	38,795	-	-	62,571	620,463
Trading assets	497,914	132,754	2,267	28,945	2,238,003	2,899,883
Financial assets designated at fair value through profit or loss	320,767	721,641	7,433,653	115,786	22,528	8,614,375
Advances to customers	109,151,089	25,600,695	17,674,698	4,775,372	2,369,792	159,571,646
Other accounts	1,768,900	1,090,567	126,218	-	5,137,416	8,123,101
Available-for-sale financial assets	4,351,760	1,286,826	1,774,579	419,307	2,269,063	10,101,535
Held-to-maturity investments	995,342	532,770	6,061,364	745,156	244	8,334,876
Non-interest bearing assets	-	-	-	-	11,925,400	11,925,400
Total Assets	188,050,392	31,821,863	33,072,779	6,084,566	25,340,013	284,369,613
Liabilities						
Deposits and balances of banks and other financial institutions	14,857,098	14,328,509	1,503,779	946,399	105,836	31,741,621
Deposits from customers	180,823,605	10,109,318	3,964,247	386,586	7,179,458	202,463,214
Trading liabilities	199,799	1,334	33,842	99	699,301	934,375
Certificates of deposit issued	3,033,404	357,975	3,607,028	2,200,000	-	9,198,407
Loan capital	-	3,865,491	-	4,288,824	-	8,154,315
Non-interest bearing liabilities	-	-	-	-	7,012,433	7,012,433
Total liabilities	198,913,906	28,662,627	9,108,896	7,821,908	14,997,028	259,504,365
Interest rate sensitivity gap	(10,863,514)	3,159,236	23,963,883	(1,737,342)		

BEA

The Bank

	2005					
	3 months or less	Over 3 months to 1 year	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets						
Cash and balances with banks and other financial institutions	3,516,377	-	-	-	860,038	4,376,415
Placements with banks and other financial institutions	44,874,308	178,306	-	-	-	45,052,614
Trade bills	506,124	46,551	-	-	59,912	612,587
Trading assets	1,532,252	128,082	-	-	1,567,272	3,227,606
Financial assets designated at fair value through profit or loss	5,479,544	2,077,374	2,307,561	250,954	2,500	10,117,933
Advances to customers	97,184,002	15,396,675	15,230,557	3,224,637	1,604,776	132,640,647
Other accounts	1,508,845	1,198,780	81,418	-	3,851,375	6,640,418
Available-for-sale financial assets	4,263,585	556,593	1,127,172	728,008	1,028,644	7,704,002
Held-to-maturity investments	1,552,913	2,958,127	5,819,630	884,387	79,512	11,294,569
Non-interest bearing assets	-	-	-	-	10,581,772	10,581,772
Total Assets	160,417,950	22,540,488	24,566,338	5,087,986	19,635,801	232,248,563
Liabilities						
Deposits and balances of banks and other financial institutions	8,006,827	5,589,423	-	-	8,891	13,605,141
Deposits from customers	148,521,827	6,185,342	3,516,083	827,409	6,840,127	165,890,788
Trading liabilities	1,195,342	397	33,846	296	705,188	1,935,069
Certificates of deposit issued	1,497,709	1,999,760	2,933,922	2,200,000	-	8,631,391
Loan capital	-	-	-	4,274,859	-	4,274,859
Non-interest bearing liabilities	-	-	-	-	15,463,302	15,463,302
Total liabilities	159,221,705	13,774,922	6,483,851	7,302,564	23,017,508	209,800,550
Interest rate sensitivity gap	1,196,245	8,765,566	18,082,487	(2,214,578)		

(c) **Liquidity risk management**

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitment and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

Liquidity is managed on a daily basis by the Treasury Department under the direction of the Asset and Liability Management Committee. The Treasury Department is responsible for ensuring that the Group has adequate liquidity for all operations, and monitoring local and international markets for the adequacy of funding and liquidity.

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business. The Group regularly stress tests its liquidity position.

Analysis of assets and liabilities by remaining maturity:

The Group

	2006						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	8,317,746	-	-	-	-	-	8,317,746
Placements with banks and other financial institutions	-	64,315,952	1,717,526	830,567	-	-	66,864,045
Trade bills	31,258	439,366	104,631	-	-	45,208	620,463
Trading assets	387	516,124	134,770	13,043	31,485	2,241,725	2,937,534
Financial assets designated at fair value through profit or loss	-	197,519	375,619	7,928,462	141,043	836	8,643,479
Advances to customers and other accounts	4,099,733	30,736,093	23,224,513	54,944,952	52,686,001	9,405,374	175,096,666
Available-for-sale financial assets	-	4,371,077	1,370,320	2,096,336	608,292	3,556,172	12,002,197
Held-to-maturity investments	-	848,234	842,936	7,268,993	1,260,134	29,062	10,249,359
Undated assets	-	-	-	-	-	9,470,828	9,470,828
Total assets	12,449,124	101,424,365	27,770,315	73,082,353	54,726,955	24,749,205	294,202,317
Liabilities							
Deposits and balances of banks and other financial institutions	4,512,307	11,312,398	14,202,290	821,476	1,039,047	71,664	31,959,182
Deposits from customers	59,473,997	134,799,884	10,812,037	4,463,928	-	24,374	209,524,220
- Demand deposits and current accounts	15,130,231	-	-	-	-	-	15,130,231
- Savings deposit	43,644,321	-	-	-	-	-	43,644,321
- Time, call and notice deposits	649,445	134,799,884	10,812,037	4,463,928	-	24,374	150,749,668
Trading liabilities	386	216,675	9,033	63,430	3,004	650,067	942,595
Certificates of deposit issued	-	3,033,404	964,439	3,000,564	-	-	6,998,407
Current taxation	-	-	334,097	-	-	-	334,097
Loan capital	-	-	-	3,865,491	4,288,824	-	8,154,315
Undated liabilities	-	-	-	-	-	8,644,772	8,644,772
Total liabilities	63,936,690	149,362,361	26,321,896	12,214,889	5,330,875	9,390,877	266,557,588
Net liability gap	(51,487,566)	(47,937,996)	1,448,419	60,867,464	49,396,080		

The Group

	2005						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	4,525,587	-	-	-	-	-	4,525,587
Placements with banks and other financial institutions	-	43,654,951	1,692,304	-	-	-	45,347,255
Trade bills	6,766	552,530	53,291	-	-	-	612,587
Trading assets	-	1,494,650	-	128,082	37,602	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	-	316,897	1,790,375	7,723,154	316,945	10,336	10,157,707
Advances to customers and other accounts	4,410,325	20,171,366	18,902,982	47,009,838	48,038,008	6,304,270	144,836,789
Available-for-sale financial assets	-	3,349,857	922,242	2,035,688	838,085	1,253,249	8,399,121
Held-to-maturity investments	-	1,367,038	3,303,891	6,827,973	1,488,166	29,891	13,016,959
Undated assets	-	-	-	-	-	8,657,898	8,657,898
Total assets	8,942,678	70,907,289	26,665,085	63,724,735	50,718,806	17,840,889	238,799,482
Liabilities							
Deposits and balances of banks and other financial institutions	1,368,095	6,787,961	5,258,857	274,411	96,095	-	13,785,419
Deposits from customers	47,711,252	115,613,139	8,065,248	4,505,286	-	-	175,894,925
- Demand deposits and current accounts	10,864,801	-	-	-	-	-	10,864,801
- Savings deposit	35,497,574	-	-	-	-	-	35,497,574
- Time, call and notice deposits	1,348,877	115,613,139	8,065,248	4,505,286	-	-	129,532,550
Trading liabilities	1,229,881	-	-	-	-	707,118	1,936,999
Certificates of deposit issued	-	1,497,709	1,999,760	2,933,922	-	-	6,431,391
Current taxation	-	-	261,695	-	-	-	261,695
Loan capital	-	-	-	-	8,548,780	-	8,548,780
Undated liabilities	-	-	-	-	-	7,535,745	7,535,745
Total liabilities	50,309,228	123,898,809	15,585,560	7,713,619	8,644,875	8,242,863	214,394,954
Net liability gap	(41,366,550)	(52,991,520)	11,079,525	56,011,116	42,073,931		

The Bank

	2006						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	8,072,113	-	-	-	-	-	8,072,113
Placements with banks and other financial institutions	-	63,683,436	1,547,248	830,567	-	-	66,106,221
Trade bills	31,258	439,366	104,631	-	-	45,208	620,463
Trading assets	387	515,976	134,770	6,188	29,139	2,211,432	2,899,883
Financial assets designated at fair value through profit or loss	-	193,671	375,619	7,928,462	115,787	836	8,614,375
Advances to customers and other accounts	3,477,395	29,832,312	22,958,197	54,024,867	49,586,381	7,815,595	167,694,747
Available-for-sale financial assets	-	4,351,760	1,134,652	1,937,533	419,307	2,258,283	10,101,535
Held-to-maturity investments	-	714,541	436,236	6,409,880	745,156	29,063	8,334,876
Undated assets	-	-	-	-	-	11,925,400	11,925,400
Total assets	11,581,153	99,736,032	26,731,353	71,137,497	50,895,761	24,287,817	284,369,613
Liabilities							
Deposits and balances of banks and other financial institutions	4,512,307	11,203,262	14,176,739	738,602	1,039,047	71,664	31,741,621
Deposits from customers	57,386,698	132,211,103	8,580,336	4,260,703	-	24,374	202,463,214
- Demand deposits and current accounts	13,485,262	-	-	-	-	-	13,485,262
- Savings deposit	43,251,991	-	-	-	-	-	43,251,991
- Time, call and notice deposits	649,445	132,211,103	8,580,336	4,260,703	-	24,374	145,725,961
Trading liabilities	386	216,501	9,033	58,112	276	650,067	934,375
Certificates of deposit issued	-	3,033,404	964,439	5,200,564	-	-	9,198,407
Current taxation	-	-	295,823	-	-	-	295,823
Loan capital	-	-	-	3,865,491	4,288,824	-	8,154,315
Undated liabilities	-	-	-	-	-	6,716,610	6,716,610
Total liabilities	61,899,391	146,664,270	24,026,370	14,123,472	5,328,147	7,462,715	259,504,365
Net liability gap	(50,318,238)	(46,928,238)	2,704,983	57,014,025	45,567,614		

The Bank

	2005						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	4,376,415	-	-	-	-	-	4,376,415
Placements with banks and other financial institutions	-	43,360,310	1,692,304	-	-	-	45,052,614
Trade bills	6,766	552,530	53,291	-	-	-	612,587
Trading assets	-	1,494,650	-	128,082	37,602	1,567,272	3,227,606
Financial assets designated at fair value through profit or loss	-	316,897	1,790,376	7,719,380	291,280	-	10,117,933
Advances to customers and other accounts	3,840,650	19,790,332	17,815,579	44,535,160	47,308,434	5,990,910	139,281,065
Available-for-sale financial assets	-	3,323,604	788,390	1,840,590	728,008	1,023,410	7,704,002
Held-to-maturity investments	-	1,256,851	2,921,263	6,206,330	901,806	7,719	11,294,569
Undated assets	-	-	-	-	-	10,581,772	10,581,772
Total assets	8,223,831	70,095,174	25,061,203	60,430,142	49,267,130	19,171,083	232,248,563
Liabilities							
Deposits and balances of banks and other financial institutions	1,368,095	6,647,622	5,258,857	234,472	96,095	-	13,605,141
Deposits from customers	45,796,982	109,472,691	6,277,232	4,343,883	-	-	165,890,788
- Demand deposits and current accounts	10,339,818	-	-	-	-	-	10,339,818
- Savings deposit	34,491,458	-	-	-	-	-	34,491,458
- Time, call and notice deposits	965,706	109,472,691	6,277,232	4,343,883	-	-	121,059,512
Trading liabilities	1,229,881	-	-	-	-	705,188	1,935,069
Certificates of deposit issued	-	1,497,709	1,999,760	2,933,922	2,200,000	-	8,631,391
Current taxation	-	-	248,583	-	-	-	248,583
Loan capital	-	-	-	-	4,274,859	-	4,274,859
Undated liabilities	-	-	-	-	-	15,214,719	15,214,719
Total liabilities	48,394,958	117,618,022	13,784,432	7,512,277	6,570,954	15,919,907	209,800,550
Net liability gap	(40,171,127)	(47,522,848)	11,276,771	52,917,865	42,696,176		

As the trading portfolios may be sold before maturity or deposits from customers may mature without being withdrawn, the contractual maturity dates do not represent expected dates of future cash flows.

(d) **Strategic risk management**
The objective of strategic risk management is to monitor the risk to earnings or capital arising from bad business decisions or from an improper implementation of good business decisions.

The Board of Directors reviews and approves policy for the management of the strategic risk. The Board has delegated the responsibility for ongoing strategic risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

(e) **Operational risk, legal risk and reputation risk management**
Operational risk is the risk arising from the potential loss due to inadequate or failed internal processes, people and systems or from external events.

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgements may disrupt or otherwise negatively affect the operations or financial condition of the Bank Group.

Reputation risk is the risk arising from the potential that negative publicity regarding the Bank Group's business practices, whether true or not, will cause a decline in the customer base or lead to costly litigation or revenue reductions.

The objective of managing the aforesaid risks is to identify, assess and monitor these risks and, in particular, to comply with the relevant regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

40. Fair values of Financial Instruments

(a) **Estimation of fair values**
Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available. The fair value of such instruments was therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of value realisable in a future sale.

The Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments:

(i) the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;

(ii) the fair value of variable rate financial instruments is assumed to approximate their carrying amounts and, in the case of loans and unquoted debt securities, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the impairment allowances from both the carrying amount and fair value;

(iii) the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(iv) the fair value of unquoted equity investments is estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuers.

(v) the fair value of unlisted open-ended investment funds are estimated using the net asset value per share as reported by the managers of such funds.

(vi) the fair value of forward exchange contracts and interest rate swaps is estimated either using broker quotes or by discounting future cash flows. Future cash flows are estimated based on management's best estimate of the amount it would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties. The discount rate used is a market rate for a similar instrument at the balance sheet date. The fair value of an option contract is determined by applying the Black-Scholes option valuation model. Inputs are based on market related data at the balance sheet date.

(b) **Fair value**
All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31st December 2006 and 2005, except for held-to-maturity investments as set out in Note 26.

41. OFF-BALANCE SHEET EXPOSURES

(a) **Contingent Liabilities and Commitments**
The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Direct credit substitutes	5,214,804	4,839,458	5,199,789	4,813,652
Transaction-related contingencies	740,121	805,458	740,121	805,458
Trade-related contingencies	1,835,733	1,908,453	1,782,712	1,836,780
Other commitments with an original maturity of:				
under 1 year or which are unconditionally cancellable	39,747,438	32,104,801	38,892,216	31,498,363
1 year or over	14,686,624	9,547,330	14,567,457	9,471,136
	62,224,720	49,205,500	61,182,295	48,425,389

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts do not represent expected future cash flows.

(b) **Derivatives**
Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

The Group

	2006			2005		
	Trading	Non-trading	Total	Trading	Non-trading	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Exchange rate contracts						
Forwards and futures	4,954,231	14,384	4,968,615	6,100,557	47,516	6,148,073
Swaps	8,101,973	1,847,039	9,949,012	10,208,343	4,731,415	14,939,758
Options purchased	1,780,330	-	1,780,330	1,919,939	-	1,919,939
Options written	1,568,681	-	1,568,681	1,846,209	-	1,846,209
Interest rate contracts						
Forwards and futures	-	-	-	175,000	-	175,000
Swaps	388,192	20,750,718	21,138,910	443,092	30,398,820	30,841,912
Options purchased	-	116,669	116,669	-	116,326	116,326
Equity contracts						
Options purchased	766,431	33,108	799,539	171,154	-	171,154
Options written	1,743,595	33,108	1,776,703	113,816	-	113,816
	19,303,433	22,795,026	42,098,459	20,978,110	35,294,077	56,272,187

The Bank

	2006			2005		
	Trading	Non-trading	Total	Trading	Non-trading	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Exchange rate contracts						
Forwards and futures	4,955,396	-	4,955,396	6,103,659	-	6,103,659
Swaps	8,101,974	1,725,095	9,827,069	10,208,343	4,519,308	14,727,651
Options purchased	1,780,330	-	1,780,330	1,919,939	-	1,919,939
Options written	1,568,681	-	1,568,681	1,846,208	-	1,846,208
Interest rate contracts						
Forwards and futures	-	-	-	175,000	-	175,000
Swaps	388,191	19,557,436	19,945,627	443,092	30,049,841	30,492,933
Equity contracts						
Options purchased	766,431	33,108	799,539	171,154	-	171,154
Options written	2,024,395	33,108	2,057,503	113,816	-	113,816
	19,585,398	21,348,747	40,934,145	20,981,211	34,569,149	55,550,360

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Replacement costs				
Exchange rate contracts	106,586	110,839	105,907	110,839
Interest rate contracts	545,055	621,426	536,376	619,651
Options purchased				
– exchange rate contracts	2,223	5,180	2,223	5,180
– equity contracts	8,553	980	8,553	980
	662,417	738,425	653,059	736,650
Credit risk weighted amounts				
Contingent liabilities and commitments	12,018,280	9,271,093	11,995,146	9,234,078
Exchange rate contracts	92,695	97,542	91,964	96,516
Interest rate contracts	219,415	343,102	219,868	342,088
Equity contracts	25,852	6,990	25,852	6,990
	12,356,242	9,718,727	12,332,830	9,679,672

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, equity and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The following table provides an analysis of the notional amounts of derivatives of the Group by relevant maturity grouping based on the remaining periods to settlement at the balance sheet date.

The Group
Notional amounts with remaining life of

	2006				2005			
	1 year or less	Over 1 year to 5 years	Over 5 years	Total	1 year or less	Over 1 year to 5 years	Over 5 years	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest rate derivatives	2,929,898	17,025,629	1,300,052	21,255,579	17,364,789	12,433,936	1,344,513	31,143,238
Currency derivatives	17,824,374	442,264	-	18,266,638	24,473,610	380,369	-	24,853,979
Other derivatives	2,295,442	-	280,800	2,576,242	284,970	-	-	284,970
	23,049,714	17,467,893	1,580,852	42,098,459	42,123,369	12,814,305	1,344,513	56,272,187

The Bank
Notional amounts with remaining life of

	2006				2005			
	1 year or less	Over 1 year to 5 years	Over 5 years	Total	1 year or less	Over 1 year to 5 years	Over 5 years	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest rate derivatives	2,813,229	15,890,195	1,242,203	19,945,627	17,403,564	11,997,406	1,266,963	30,667,933
Currency derivatives	17,689,212	442,264	-	18,131,476	24,217,088	380,369	-	24,597,457
Other derivatives	2,576,242	-	280,800	2,857,042	284,970	-	-	284,970
	23,078,683	16,332,459	1,523,003	40,934,145	41,905,622	12,377,775	1,266,963	55,550,360

BEA

(c) **Capital Commitments**

Capital commitments outstanding at 31st December and not provided for in the accounts were as follows:

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Expenditure authorised and contracted for	669,184	323,706	656,957	269,301
Expenditure authorised but not contracted for	100,777	300,863	97,513	101,459
	769,961	624,569	754,470	370,760

(d) **Operating Lease Commitments**

At 31st December, 2006, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Properties				
Within one year	202,937	144,206	155,647	110,655
After one year but within five years	358,357	245,362	269,345	177,422
After five years	131,643	99,268	80,277	61,348
	692,937	488,836	505,269	349,425
Equipment				
Within one year	4,117	3,475	1,593	1,602
After one year but within five years	7,765	7,194	2,672	3,290
After five years	–	345	–	–
	11,882	11,014	4,265	4,892

The Group and the Bank lease certain properties and equipment under operating leases. The leases run for an initial period of one to twenty five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

42. NOTES ON CONSOLIDATED CASH FLOW STATEMENT

(a) **Purchase of Subsidiaries**

	2006	2005
	HK$'000	HK$'000
Net assets acquired		
Cash and balances with banks and other financial institutions	131,557	3,054
Advances and other accounts less provisions	587,204	8,657
Fixed assets	2,373	1,927
Deposit and balance of banks	(778)	–
Deposits of customers	(496,161)	–
Current taxation	(3,970)	–
Other accounts and provisions	(121,716)	(47,321)
Deferred tax liabilities	(54)	–
Minority interests	(2,561)	(975)
	95,894	(34,658)
Goodwill arising on consolidation	95,251	51,593
Intangible assets acquired	12,986	–
Total purchase price	204,131	16,935
Less: cash and cash equivalents acquired	(131,557)	(3,054)
Cash flow on acquisition net of cash acquired	72,574	13,881

(b) **Cash and Cash Equivalents**

(i) *Components of cash and cash equivalents in the consolidated cash flow statement*

	2006	2005
	HK$'000	HK$'000
Cash and balances with banks and other financial institutions *(Note 20)*	8,317,746	4,525,587
Placements with banks and other financial institutions with original maturity within three months	63,811,412	43,161,632
Treasury bills with original maturity within three months	4,579,791	4,557,967
Certificates of deposit held with original maturity within three months	–	38,776
	76,708,949	52,283,962

(ii) *Reconciliation with the consolidated balance sheet*

	2006	2005
	HK$'000	HK$'000
Cash and balances with banks and other financial institutions *(Note 19)*	8,317,746	4,525,587
Placements with banks and other financial institutions *(Note 20)*	66,864,045	45,347,255
Treasury bills and certificates of deposit held		
– trading assets *(Note 22)*	497,915	1,494,650
– designated at fair value through profit or loss *(Note 23)*	95,685	94,290
– advances and other accounts *(Note 24)*	38,890	38,775
– available-for-sale *(Note 25)*	5,164,722	4,198,487
– held-to-maturity *(Note 26)*	1,698,072	1,369,764
	7,495,284	7,195,966
Amounts shown in the consolidated balance sheet	82,677,075	57,068,808
Less: amounts with an original maturity of beyond three months	(5,968,126)	(4,784,846)
Cash and cash equivalents in the consolidated cash flow statement	76,708,949	52,283,962

43. ASSETS PLEDGED AS SECURITY

The following balances with banks have been pledged as collateral for securities borrowings and margin deposits of derivatives.

	The Group		The Bank	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Cash collateral for borrowed securities	142,041	–	142,041	–
Collateral deposit for derivatives dealing	43,995	38,048	43,995	38,048
	186,036	38,048	186,036	38,048

These transactions are conducted under terms that are usual and customary standard lending and securities borrowing and lending activities.

44. LOANS TO OFFICERS

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B(4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

	2006	2005
	HK$'000	HK$'000
Aggregate amount of relevant loans outstanding at 31st December		
By the Bank	1,366,206	956,321
By subsidiaries	–	–
	1,366,206	956,321
The maximum aggregate amount of relevant loans outstanding during the year		
By the Bank	1,738,078	1,706,677
By subsidiaries	–	–
	1,738,078	1,706,677

There was no interest due but unpaid nor any impairment allowance made against these loans at 31st December, 2006 and 31st December, 2005.

45. MATERIAL RELATED PARTY TRANSACTIONS

The Group maintains certain retirement benefit schemes for its staff as per Note 2(q)(iii). In the year 2006, the total amount of contributions the Group made to the schemes was HK$78,663,000 (2005: HK$69,567,000).

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (2005: one) associate amounting to HK$6,500,000 at 31st December, 2006 (2005: HK$9,200,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

The interest received from and interest paid to the Group's related parties for the year, outstanding balances of amounts due from and due to at the year end, and maximum outstanding balance of amounts due from and due to them during the year are aggregated as follows:

	Key management personnel		Subsidiaries		Associates	
	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest income	166,850	90,039	33,679	28,405	11,097	6,096
Interest expense	109,314	55,986	200,133	526,256	39	22
Amount due from	4,270,266	3,094,326	1,834,495	1,728,817	225,482	169,014
Amount due to	3,052,075	2,809,500	1,701,643	9,852,377	9,434	2,570
Maximum amounts due from	6,769,561	4,121,724	3,012,575	2,248,714	463,356	311,682
Maximum amounts due to	7,780,820	4,624,824	9,848,368	10,244,212	33,304	–

On 17th May, 2006, the Bank formed a company, Manilink Company Limited ("Manilink") with some Directors of the Bank and certain independent third parties.

Manilink is owned as to: 51.11% by the Bank; 16.67% by William MONG Man-wai and his associates; 3.33% by Stephen Charles LI Kwok-sze and his associates; 1.11% by Simon LI Fook-sean (retired on 7th April, 2006) and the remaining 27.78% interest in Manilink is held by independent third parties.

46. EQUITY COMPENSATION PLANS

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

(a) **Particulars of Share Options**

Date of Grant	Vesting Period	Exercise Period	Exercise Price Per Share
			HK$
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05

BEA 東亞銀行

(b) Movement of Share Options

2006

Date of Grant	Outstanding at 1/1/2006	Granted	Exercised	Lapsed	Outstanding at 31/12/2006
	Number of Share Options				
19/4/2001	2,015,000	–	2,015,000	–	–
18/4/2002	2,285,000	–	430,000	–	1,855,000
02/5/2003	6,270,000	–	3,375,000	–	2,895,000
22/4/2004	14,350,000	–	8,550,000	50,000	5,750,000
03/5/2005	15,990,000	–	5,475,000	205,000	10,310,000
03/5/2006	–	3,250,000	–	–	3,250,000
Total	40,910,000	3,250,000	19,845,000	255,000	24,060,000

2005

Date of Grant	Outstanding at 1/1/2005	Granted	Exercised	Lapsed	Outstanding at 31/12/2005
	Number of Share Options				
20/4/2000	1,480,000	–	1,453,000	27,000	–
19/4/2001	2,185,000	–	170,000	–	2,015,000
18/4/2002	2,795,000	–	510,000	–	2,285,000
02/5/2003	8,570,000	–	2,300,000	–	6,270,000
22/4/2004	15,045,000	–	65,000	630,000	14,350,000
03/5/2005	–	16,410,000	–	420,000	15,990,000
Total	30,075,000	16,410,000	4,498,000	1,077,000	40,910,000

(c) No share options were cancelled during the years ended 31st December, 2006 and 2005.

(d) Details of Share Options Exercised

Exercise Period	Date of Grant	Number of Share Options 2006	2005
January	20/4/2000	–	181,000
	19/4/2001	25,000	20,000
	18/4/2002	–	–
	02/5/2003	250,000	330,000
	22/4/2004	30,000	–
February	20/4/2000	–	136,000
	19/4/2001	165,000	50,000
	18/4/2002	55,000	–
	02/5/2003	800,000	150,000
	22/4/2004	1,020,000	–
March	20/4/2000	–	538,000
	19/4/2001	940,000	40,000
	18/4/2002	110,000	295,000
	02/5/2003	1,065,000	480,000
	22/4/2004	2,820,000	–
April	20/4/2000	–	576,000
	19/4/2001	885,000	–
	18/4/2002	25,000	–
	02/5/2003	265,000	70,000
	22/4/2004	1,370,000	–
May	20/4/2000	–	22,000
	19/4/2001	–	–
	18/4/2002	95,000	20,000
	02/5/2003	240,000	75,000
	22/4/2004	985,000	–
	03/5/2005	2,285,000	–
June	19/4/2001	–	–
	18/4/2002	–	–
	02/5/2003	25,000	150,000
	22/4/2004	65,000	–
	03/5/2005	205,000	–
July	19/4/2001	–	–
	18/4/2002	–	–
	02/5/2003	35,000	125,000
	22/4/2004	145,000	–
	03/5/2005	280,000	–
August	19/4/2001	–	60,000
	18/4/2002	–	35,000
	02/5/2003	145,000	205,000
	22/4/2004	280,000	65,000
	03/5/2005	850,000	–
September	19/4/2001	–	–
	18/4/2002	–	60,000
	02/5/2003	235,000	100,000
	22/4/2004	250,000	–
	03/5/2005	280,000	–
October	19/4/2001	–	–
	18/4/2002	–	60,000
	02/5/2003	55,000	200,000
	22/4/2004	610,000	–
	03/5/2005	490,000	–
November	19/4/2001	–	–
	18/4/2002	120,000	–
	02/5/2003	200,000	145,000
	22/4/2004	520,000	–
	03/5/2005	545,000	–
December	19/4/2001	–	–
	18/4/2002	25,000	40,000
	02/5/2003	60,000	270,000
	22/4/2004	455,000	–
	03/5/2005	540,000	–
		19,845,000	4,498,000

47. NON-ADJUSTING POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 14(a).

48. COMPARATIVE FIGURES

The comparative figures of segment reporting have been restated to conform with current year's presentation.

49. ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these accounts and the reported amounts of revenues and expenses for the years presented. Changes in assumptions may have a significant impact on the accounts in the periods where the assumptions are changed. The application of assumptions and estimates means that any selection of different assumptions would cause the Group's reporting to differ. The Group believes that the assumptions that have been made are appropriate and that the accounts therefore present the financial position and results fairly, in all material respects.

Management discussed with the Audit Committee the development, selection and disclosure of the Group's significant accounting policies and estimates and the application of these policies and estimates.

(a) Key Sources of Estimation Uncertainty

Notes 29, 35 and 40 contain information about the assumptions and their risk factors relating to goodwill impairment, fair value of share options granted and fair values of financial instruments. Other key sources of estimation uncertainty are as follows:

(i) *Impairment losses*

Loans and advances

Loan portfolios are reviewed periodically to assess whether impairment losses exist. The Group makes judgement as to whether there is any objective evidence that a loan portfolio is impaired, i.e. whether there is a decrease in estimated future cash flows. Objective evidence for impairment includes observable data that the payment status of borrowers in a group has adversely changed. It may also include observable data that correlate with defaults on the assets in the Group. If management has determined, based on their judgement, that objective evidence for impairment exists, expected future cash flows are estimated based on historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of the current observable data. Management reviews the methodology and assumptions used in estimating future cash flows regularly to reduce any difference between loss estimates and actual loss experience.

Available-for-sale equity investments

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of when a decline in fair value below its cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement.

(b) Critical Accounting Judgements in Applying The Group's Accounting Policies

Certain critical accounting judgements in applying the Group's accounting policies are described below:

(i) *Held-to-maturity investments*

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity and where the Group has a positive intention and ability to hold to maturity as held-to-maturity investments. In making this judgement, the Group evaluates its intention and ability to hold such investments till maturity.

If the Group fails to hold these investments to maturity other than for certain specific circumstances, the Group will have to reclassify the entire portfolio of held-to-maturity investments as available-for-sale, as such class is deemed to have been tainted.

This would result in held-to-maturity investments being measured at fair value instead of at amortised cost.

(ii) *Investment property*

The Group has temporary sub-let a vacant premise but has decided not to treat this property as an investment property because it is not the Group's intention to hold this property in the long-term for capital appreciation or rental income. Accordingly, this property is still treated as an item of building held for own use.

50. PROPOSED IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31ST DECEMBER, 2006

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standard and interpretations and the Hong Kong Monetary Authority has recommended additional disclosures, which are not yet effective for the accounting year ended 31st December, 2006 and which have not been adopted in these accounts.

The Group is in the process of making an assessment of what the impact of these amendments, new standards, new interpretations and additional disclosures is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Bank's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the accounts:

	Effective for accounting periods beginning on or after
HKFRS 7, Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1, Presentation of financial statements: capital disclosures	1 January 2007
Banking (Disclosure) Rules	1 January 2007

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 21st February, 2007

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

END